FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*       The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.            In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.            A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2019, was EUR 36,701,561,736.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Funded Debt of Rentenbank”, on pp. 99 to 105 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Funded Debt of Rentenbank”, on pp. 99 to 105 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.            A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2019, was EUR 2,819,290,123.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2019, was (in millions):

U.S. dollar		$4,545
Japanese yen	JPY	25,000
Australian dollar	AUD	-
Swedish Kroner	SEK	-
Norwegian Kroner	NOK	1,100
New Zealand dollar	NZD	-

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section — Management Report”, “Financial Section —Financial Statements — Balance Sheet”, “Financial Section —Financial Statements — Income Statement”, “Financial Section —Financial Statements — Cash flow statement”, “Financial Section —Financial Statements — Statement of changes in equity” and “Financial Section — Notes to the Financial Statements”, pp. 38-65, 66-69, 70, 71, 72 and 73-90 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.
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No foreign exchange control not previously reported was established by the government of the Federal Republic during 2019.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2019.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of December 31, 2019 giving the total outstanding of:
(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2019 was EUR 1,063.21 billion (Source: Bundesanzeiger of February 10, 2020, Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2019 und zum 31. Dezember 2019). For information on the total debt of the Federal Republic, see “Tables and Supplementary Information—I. Direct Debt of the Federal Government—Summary”, p. G-38 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

None.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information—I. Direct Debt of the Federal Government”, pp. G-38 to G-41 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:
(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2019 was EUR 15.05 billion (Source: Bundesanzeiger of February 10, 2020, Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2019 und zum 31. Dezember 2019).

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(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany—Public Finance”, pp. G-32 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe the effect of any such action, not previously reported.

No foreign exchange control not previously reported was established by the Federal Republic during 2019.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2019.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany—Monetary and Financial System—Official Foreign Exchange Reserves,” p. G-24 of Exhibit (d), which is hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Trade,” pp. G-20 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balances of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Payments,” pp. G-19 of Exhibit (d), which is hereby incorporated by reference herein.

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This annual report comprises:

Pages numbered 1 to 9, consecutively,

The following exhibits:

Exhibit (a) - None

Exhibit (b) - None

Exhibit (c) - The latest annual budget for the Federal Republic of Germany (pp. G-32 to G-37 of Exhibit (d) hereto)

Exhibit (d) - Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 15, 2020

Exhibit (e) - Consent of Independent Auditor

Exhibit (f) - Consent of the Federal Republic of Germany

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By: /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Chairman of the Management Board

By: /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: May 15, 2020

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exhibit INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-32 to G-37 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 15, 2020

(e)	Consent of Independent Auditor

(f)	Consent of the Federal Republic of Germany.

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EXHIBIT (d)

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 15, 2020, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2019.

THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with German GAAP (German Commercial Code or HGB). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars.

On May 15, 2020, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0798 (EUR 0.9261 per U.S. dollar).

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2020. Rentenbank expects its final, audited financial statements for 2020 to be announced at a press conference and published in April 2021.

The first quarter of 2020 was characterized by a high demand for our special promotional loans. The approved volume of special promotional loans granted at particularly favorable interest rates amounted to €1,561.7 million (as compared with €1,484.8 million during the three months ended March 31, 2019).

From the total anticipated medium and long-term issue requirement of prospective € 11.8 billion for 2020, Rentenbank was already able to raise €2.6 billion in the first quarter (as compared with €4.4 billion during the three months ended March 31, 2019).

In contrast to the planned results for 2020, additional opportunities and risks may arise for our business development due to changes in market conditions.

As such, the current economic slump could be prolonged and intensified due to the spread of the coronavirus (COVID-19). If there is a recession, we could also see the sovereign debt crisis in the eurozone come to a head again. This would have a detrimental effect on our assets in terms of new business volumes and the risk situation in the lending business, but it could also have a positive effect of widening credit spreads. By contrast, in an uncertain economic environment, our own credit spreads have often proven to be relatively stable. This is due to the guarantee of the Federal Republic that enables Rentenbank to benefit from a ‘flight to safe havens’. As a result, increasing lending/funding margins would have a positive impact on net interest income; a fall in business volume would by contrast have a dampening effect.

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THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
1st quarter 2019	0.5	1.0
2nd quarter 2019	-0.2	0.3
3rd quarter 2019	0.3	0.7
4th quarter 2019	-0.1	0.4
1st quarter 2020	-2.2	-2.3

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

The COVID-19 pandemic is having a very significant negative impact on the German economy. Although the spread of COVID-19 did not have a major effect on Germany’s economic performance in January and February 2020, the overall impact of the COVID-19 pandemic for the first quarter of 2020 was significant. Adjusted for price, seasonal and calendar effects, Germany’s gross domestic product (“GDP”) in the first quarter of 2020 decreased by 2.2% compared to the fourth quarter of 2019, which represents the largest decrease since the global financial and economic crisis of 2008/2009 and the second largest decrease since German reunification. The only larger quarter-on-quarter decline in GDP was recorded for the first quarter of 2009 (-4.7%).

Compared to the fourth quarter of 2019, household final consumption expenditure fell sharply in the first quarter of 2020. Gross fixed capital formation in machinery and equipment in the first quarter of 2020 also decreased considerably compared to the fourth quarter of 2019. However, final consumption expenditure of general government and gross fixed capital formation in construction in the first quarter of 2020 had a stabilizing effect and prevented a larger GDP decrease compared to the fourth quarter of 2020. Both exports and imports saw a steep decline in the first quarter of 2020 compared to the fourth quarter of 2019.

Economic performance slumped heavily also in a year-on-year comparison. The price- and calendar-adjusted GDP in the first quarter of 2020 decreased by 2.3% compared to the first quarter of 2019.

The Federal Statistical Office (Statistisches Bundesamt) pointed out that the COVID-19 pandemic also affects the production of its statistics. Due to the required timeliness of the publication of the results, part of the data to be included in the GDP has to be estimated, as not all required source statistics are available in time. Estimation models, however, are based on economic relationships of the past, certain aspects of which may no longer apply in the current situation. For the calculation of initial GDP data for the first quarter of 2020 the methods to be applied were therefore reviewed to avoid, where possible, biases caused by the COVID-19 pandemic. Nevertheless, due to the greater uncertainties, the estimations underlying the calculation of GDP may in the future lead to more significant revisions than usual.

Source: Statistisches Bundesamt, Gross domestic product in 1st quarter of 2020 down 2.2% on the previous quarter, press release of May 15, 2020 (https://www.destatis.de/EN/Press/2020/05/PE20_169_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
April 2019	1.0	2.0
May 2019	0.2	1.4
June 2019	0.3	1.6
July 2019	0.5	1.7
August 2019	-0.2	1.4
September 2019	0.0	1.2
October 2019	0.1	1.1
November 2019	-0.8	1.1
December 2019	0.5	1.5
January 2020	-0.6	1.7
February 2020	0.4	1.7
March 2020	0.1	1.4
April 2020	0.4	0.9

In April 2020, the inflation rate in Germany was 0.9% compared to April 2019. A sharp decrease in the price of mineral oil products again had a downward effect on energy prices and the inflation rate as a whole, which was down from 1.4% in March 2020. Excluding heating oil and motor fuel prices (-23.7% and -15.4%, respectively), the inflation rate in April 2020 compared to April 2019 would have been 1.6%. In contrast, certain energy prices increased over the same period, for example for electricity (+4.4%).

Compared to April 2019, food prices increased significantly by 4.8% in April 2020. In this category, substantial price increases were in particular recorded for fruit (+11.0%) and vegetables (+6.5%) over the same period. The prices of goods overall increased by 0.3% in April 2020 compared to April 2019. The prices of services overall increased by 1.3% in April 2020 compared to April 2019.

Compared to March 2020, the consumer price index increased by 0.4% in April 2020. Over the same period, food prices increased (+1.1%), in particular for vegetables (+5.1%). However, motor fuel prices declined considerably (-8.3%) in April 2020 compared to March 2020, leading also to a decrease in energy prices month-on-month (-3.0%).

Sources: Statistisches Bundesamt, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Statistisches Bundesamt, Inflation rate of +0.9% in April 2020: Falling prices of mineral oil products again had a downward effect on the inflation rate, press release of May 14, 2020 (https://www.destatis.de/EN/Press/2020/05/PE20_165_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
March 2019	3.5	3.2
April 2019	3.2	3.2
May 2019	3.0	3.1
June 2019	3.0	3.1
July 2019	3.1	3.1
August 2019	3.2	3.1
September 2019	3.0	3.1
October 2019	3.0	3.2
November 2019	3.1	3.2
December 2019	3.1	3.2
January 2020	3.3	3.2
February 2020	3.4	3.4
March 2020	3.8	3.5

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to March 2019, the number of employed persons increased in March 2020 by approximately 84,000 or 0.2%. Compared to February 2020, the number of employed persons in March 2020 decreased by approximately 38,000 after adjustment for seasonal fluctuations.

In March 2020, the number of unemployed persons increased by approximately 159,000 or 10.6% compared to March 2019. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2020 stood at 1.53 million, which was an increase of roughly 0.7% compared to February 2020.

The measures to address the COVID-19 pandemic of the second half of March 2020 have increased the uncertainty of employment and unemployment estimates. It should be noted that according to the employment account and labour force survey concepts, workers in short-time work arrangements (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Statistisches Bundesamt, March 2020: employment up 0.2% year on year, press release of April 30, 2020 (https://www.destatis.de/EN/Press/2020/04/PE20_150_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis//online?operation=table&code=13231-0001&levelindex=0&levelid=1585669976504).

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Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – March 2020	January – March 2019
Trade in goods, including supplementary trade items	53.3	56.8
Services	-1.3	-1.7
Primary income	26.9	25.9
Secondary income	-14.0	-16.7
Current account	65.0	64.3

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in March 2020: -7.9% on March 2019, press release of May 8, 2020 (https://www.destatis.de/EN/Press/2020/05/PE20_157_51.html).

Other Recent Developments

EU Response to the COVID-19 Pandemic

The EU’s response to COVID-19 focuses on four priorities, which were agreed by the members of the European Council on March 17, 2020: limiting the spread of the virus; ensuring the provision of medical equipment; promoting research for treatments and vaccines; and supporting jobs, businesses and the economy. Against this background, European leaders agreed on a coordinated temporary restriction of non-essential travel to the EU, most recently until May 15, 2020. On May 8, 2020, the European Commission invited Member States to extend the restriction until June 15, 2020. In addition, the EU is working together with its Member States to ensure the provision of personal and other protective equipment as well as medical supplies and equipment across Europe. The EU is also fast-tracking and promoting research on COVID-19 by mobilizing funds for a number of projects for vaccines and treatment, for public and private funds for therapeutics and diagnostics and for SMEs and start-ups for innovative solutions to tackle the COVID-19 pandemic.

To minimize the fallout of the COVID-19 pandemic on the economy, the EU has focused on enabling flexibility in the application of EU rules on state aid measures by its Member States to support businesses and workers and on public finances and fiscal policies, e.g., to accommodate exceptional spending by Member States. Against this background, the European Commission on March 19, 2020, adopted a Temporary Framework to enable Member States to use the full flexibility foreseen under state aid rules to support the economy in the context of the COVID-19 pandemic. Together with many other support measures that can be used by Member States under the existing state aid rules, the Temporary Framework enables Member States to ensure that sufficient liquidity remains available to businesses of all types and to preserve the continuity of economic activity during and after the COVID-19 pandemic. The Temporary Framework, which was amended on April 3, 2020, will remain in effect until the end of December 2020. With a view to ensuring legal certainty, the European Commission will assess before that date if it needs to be extended. Furthermore, on March 24, 2020, the Ministers of Finance of the Member States of the EU agreed with the assessment of the European Commission that the conditions for the use of the general escape clause under the Stability and Growth Pact – a severe economic downturn in the euro area or the EU as a whole – have been satisfied. The general escape clause will allow the European Commission and the European Council to undertake the necessary policy coordination measures within the framework of the Stability and Growth Pact, while allowing Member States to depart from the budgetary requirements that would normally apply under the European fiscal framework in order to tackle the economic consequences of the COVID-19 pandemic. Finally, under its Coronavirus Response Investment Initiative, the European Commission has made funds in an aggregate amount of EUR 37 billion from the EU budget available to Member States’ healthcare systems, SMEs, labor markets and other vulnerable parts of Member States’ economies.

On March 12, 2020, the European Central Bank (“ECB”) in its role as European banking supervisor under the Single Supervisory Mechanism announced a number of measures providing capital relief to its directly supervised banks, so they can continue to fulfil their role in funding the economy as the economic effects of the COVID-19 pandemic become apparent. These measures permit banks to fully use capital and liquidity buffers, including Pillar 2 Guidance, and provide relief in the composition of capital for Pillar 2 requirements. The ECB considers that these temporary measures will be enhanced by the appropriate relaxation of the countercyclical capital buffer by the national macroprudential authorities. On March 31, 2020, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) lowered the domestic countercyclical capital buffer from 0.25% to 0.0% with effect from April 1, 2020, in order to strengthen the resilience of the banking sector under the current circumstances.

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Furthermore, the ECB stated that it will consider operational flexibility in the implementation of bank-specific supervisory measures (e.g., by adjusting timelines, processes and deadlines on a case-by-case basis), while ensuring the overall prudential soundness of the supervised banks. In this context, the ECB noted that existing ECB guidance to banks on non-performing loans also provides supervisors with sufficient flexibility to adjust to bank-specific circumstances. In light of the operational pressure on banks, the ECB supports the decision by the European Banking Authority (“EBA”) to postpone the 2020 EBA EU-wide stress test and will extend the postponement to all banks subject to the 2020 stress test. For information on the ECB’s monetary policy response to the COVID-19 pandemic, see “—Monetary Policy Response to the COVID-19 Pandemic” below.

Sources: European Commission, Coronavirus Response > Economy, accessed on March 25, 2020 (https://ec.europa.eu/info/live-work-travel-eu/health/coronavirus-response/economy_en); Communication from the Commission to the European Parliament, the European Council and the Council, COVID-19: Temporary Restriction on Non-Essential Travel to the EU, dated March 16, 2020 (https://ec.europa.eu/transparency/regdoc/rep/1/2020/EN/COM-2020-115-F1-EN-MAIN-PART-1.PDF); European Commission, Coronavirus: Commission invites Member States to prolong restriction on non-essential travel to the EU until 15 May, press release of April 8, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_616); European Commission, Coronavirus: Commission invites Member States to extend restriction on non-essential travel to the EU until 15 June, press release of May 8, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_823); European Commission, State aid: Commission adopts Temporary Framework to enable Member States to further support the economy in the COVID-19 outbreak, press release of March 19, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_496); Council of the EU, COVID-19 - Council gives go-ahead to support from EU budget, press release of March 18, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/03/18/covid-19-council-gives-go-ahead-to-support-from-eu-budget/); European Commission, Communication from the Commission to the Council on the activation of the general escape clause of the Stability and Growth Pact, dated March 20, 2020 (https://ec.europa.eu/info/sites/info/files/economy-finance/2_en_act_part1_v3-adopted_text.pdf); Council of the European Union, Statement of EU ministers of finance on the Stability and Growth Pact in light of the COVID-19 crisis, press release of March 23, 2020 (http://dsms.consilium.europa.eu/952/Actions/Newsletter.aspx?messageid=41831&customerid=19149&password=enc_3432463738374130_enc); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary capital and operational relief in reaction to coronavirus, press release of March 12, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200312~43351ac3ac.en.html); Bundesanstalt für Finanzdienstleistungsaufsicht, Antizyklischer Kapitalpuffer: Allgemeinverfügung zur Absenkung der Pufferquote auf 0 Prozent, communication of March 31, 2020 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Meldung/2020_Corona/meldung_2020_03_31_corona_virus_6_Allgemeinverfuegung_Antizyklischer_Kapitalpuffer.html).

In response to the invitation by the European Council of March 26, 2020, the economic and finance ministers of the EU member states (“Member States”) whose currency is the euro (“Euro Area Member States”), the EU commissioner for economic and financial affairs, taxation and customs and the president of the ECB, together referred to as the “Eurogroup”, on April 9, 2020, presented a report for an economic response to the COVID-19 pandemic to the European Council, which provides for three immediate safety nets for workers, businesses and Member States and also prepares the ground for a recovery fund to relaunch the economy and ensure EU solidarity with the Member States which are most affected by the COVID-19 pandemic. More specifically:

•	The Eurogroup welcomed the Commission’s proposal of April 2, 2020, to set up a temporary instrument supporting Member States to protect employment in the specific emergency circumstances of the COVID-19 pandemic crisis, referred to as “SURE” (Support mitigating Unemployment Risks in Emergency). SURE would provide financial assistance of up to EUR100 billion to Member States, in the form of loans granted on favorable terms, to support short-time work schemes and similar measures to help Member States protect jobs, employees and the self-employed against the risk of dismissal and loss of income for the duration of the COVID-19 pandemic crisis. The loans would be based on guarantees provided by Member States and would be directed to where they are most urgently needed.
•	The Eurogroup welcomed the initiative of the European Investment Bank (EIB) group to create a pan-European guarantee fund of EUR 25 billion, which could support EUR 200 billion of financing for companies throughout the EU (with a focus on SMEs), including through national promotional banks.
•	The Eurogroup proposed to establish a precautionary credit line, referred to as “Pandemic Crisis Support”, in the context of the European Stability Mechanism (“ESM”) to address the symmetric shock caused by the COVID-19 pandemic. It would be available to all Euro Area Member States based on standardized terms agreed in advance by the relevant EU institutions in an amount of up to 2% of the respective Euro Area Member State’s GDP as of year-end 2019, which in the aggregate would amount to close to EUR 240 billion. The only pre-condition for access to the credit line would be a commitment to use the funds to support domestic financing of direct and indirect healthcare-, cure- and prevention-related costs due to the COVID-19 pandemic.
•	While acknowledging the importance of the next EU budget, the Eurogroup agreed to work on a recovery fund to prepare and support robust economic recovery in all Member States following the COVID-19 pandemic, providing funding through the EU budget to programs designed to kick-start the economy in line with European priorities and ensuring EU solidarity with the most affected Member States. Such a recovery fund would be temporary, targeted and commensurate with the extraordinary costs of the current crisis and would be intended to help spread these costs over time through appropriate financing.
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On April 23, 2020, the European Council endorsed the Eurogroup’s proposal for the three important safety nets for workers, businesses and EU Member States amounting to a package worth EUR 540 billion. The European Council called for the package to be operational by June 1, 2020.

The European Council also agreed to work towards establishing a recovery fund of a sufficient magnitude, targeting the sectors and regions of Europe most affected by the unprecedented COVID-19 pandemic. The European Council tasked the European Commission with analyzing the exact needs and with preparing a proposal clarifying the link with the multiannual financial framework (MFF), the EU’s long-term budget, which is expected to be adjusted due to the ongoing COVID-19 pandemic and its consequences.

On May 8, 2020, the Eurogroup issued a statement relating to the Pandemic Crisis Support for Euro Area Member States described above, announcing agreement on its features and standardized terms for any facility granted under the Pandemic Crisis Support, including a maximum average maturity of 10 years for the loans disbursed and favorable pricing modalities adapted to the exceptional nature of the COVID-19 pandemic. The Eurogroup recalled that the only requirement to access the credit line will be that Euro Area Member States requesting support commit to using the credit line to support domestic financing of direct and indirect healthcare, cure and prevention related costs due to the COVID-19 pandemic. Requests for Pandemic Crisis Support may in principle be made until December 31, 2022, but the deadline may be adjusted depending on the course of the COVID-19 pandemic. The initial availability period for each facility granted under the Pandemic Crisis Support will be 12 months, which could be extended twice for six months, in accordance with the standard ESM framework for precautionary instruments. The Eurogroup welcomed the preliminary assessments of the relevant institutions (i.e., the European Commission, the ESM and the ECB) on debt sustainability, financing needs, financial stability risks, as well as on the eligibility criteria for accessing the Pandemic Crisis Support and confirmed its agreement with the view of the relevant institutions that all ESM Members meet the eligibility requirements to receive support under the Pandemic Crisis Support. Subject to the completion of national procedures, the Eurogroup expects the ESM Board of Governors to adopt a resolution confirming these matters before June 1, 2020.

Sources: European Council, Joint Statement of the Members of the European Council, March 26, 2020 (https://www.consilium.europa.eu/media/43076/26-vc-euco-statement-en.pdf); The Council of the EU, Eurogroup, accessed on April 13, 2020 (https://www.consilium.europa.eu/en/council-eu/eurogroup/); European Council, Statement by the President of the European Council Charles Michel following the agreement of the Eurogroup, press release of April 10, 2020 (https://www.consilium.europa.eu/de/press/press-releases/2020/04/10/statement-by-the-president-of-the-european-council-charles-michel-following-the-agreement-of-the-eurogroup/); Eurogroup, Remarks by Mário Centeno following the Eurogroup videoconference of 9 April 2020, press release of April 9, 2020 (https://www.consilium.europa.eu/de/press/press-releases/2020/04/09/remarks-by-mario-centeno-following-the-eurogroup-videoconference-of-9-april-2020/); Eurogroup, Report on the comprehensive economic policy response to the COVID-19 pandemic, press release of April 9, 2020 (https://www.consilium.europa.eu/de/press/press-releases/2020/04/09/report-on-the-comprehensive-economic-policy-response-to-the-covid-19-pandemic/); European Commission, Coronavirus: the Commission mobilises all of its resources to protect lives and livelihoods, press release of April 2, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/IP_20_582); European Council, Conclusions of the President of the European Council following the video conference of the members of the European Council, 23 April 2020, press release of April 23, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/04/23/conclusions-by-president-charles-michel-following-the-video-conference-with-members-of-the-european-council-on-23-april-2020/); Eurogroup, Eurogroup Statement on the Pandemic Crisis Support, press release of May 8, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/05/08/eurogroup-statement-on-the-pandemic-crisis-support/); ESM, Pandemic Crisis Support (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-stability-mechanism-esm_en#pandemic-crisis-support).

German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic

In order to protect the health of citizens, support jobs and companies and preserve social cohesion, the Federal Government on March 16, 2020, adopted a package of measures to safeguard employees, the self-employed and companies against the negative effects of the COVID-19 pandemic. In order to finance these measures, the Federal Republic will take on additional new debt in an amount of approximately EUR 156 billion in the fiscal year 2020 compared to the budget for the fiscal year 2020, which was approved by the German Parliament in February 2020. This necessitates exceeding the threshold under the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)) by nearly EUR 100 billion, which, subject to approval by a majority of the members of the Bundestag, is permissible in an extraordinary emergency situation. On March 23, 2020, the Federal Government adopted a corresponding supplementary budget for the fiscal year 2020, which also increased the Federal Republic’s guarantee framework by approximately EUR 357 billion to approximately EUR 822 billion. The German Parliament approved the proposed measures and the supplementary budget, including the non-compliance with the “debt brake,” at the end of March 2020.

A number of measures are aimed at guaranteeing the provision of healthcare in times of crisis and include, among other matters, funds for protective equipment as well as for the development of a vaccine and other means of treatment against COVID-19, an amount of EUR 55 billion which has been set aside to combat the pandemic, and support measures for hospitals and medical practitioners to compensate them for loss of income and/or additional costs.

An amount of EUR 50 billion has been earmarked to provide small companies, the self-employed and freelance professionals with immediate financial support in a non-bureaucratic manner. This immediate financial support will be

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supplemented by programs of the Länder. Further financial measures aim to support families that are suffering from loss of income due to the closure of schools and child care facilities by granting easier access to the child supplement (Kinderzuschlag).

In order to support the economy and protect companies and their employees and jobs, the Federal Republic is setting up the WSF (Economic Stabilisation Fund, Wirtschaftsstabilisierungsfonds), which will be targeted at large companies and in a position to provide large-volume support. Initially, it is envisaged that stabilization measures of the WSF may be granted until December 31, 2021. The instruments available to the WSF will include the extension of guarantees in a total amount of up to EUR 400 billion in order to facilitate refinancing by companies in the capital markets and of recapitalization measures in a total amount of up to EUR 100 billion to strengthen companies’ equity and solvency. The extension of recapitalization measures may be subject to certain conditions. In addition, the WSF may refinance loans extended by KfW under its KfW Special Program 2020, which was launched in response to the COVID-19 pandemic, up to an aggregate amount of EUR 100 billion. Depending on demand, the Federal Government may need to raise additional funds in the capital market through the Finance Agency in order to refinance the measures extended by the WSF.

In addition, companies of all sizes that are directly affected by COVID-19 will benefit from tax relief aimed at improving their liquidity, such as extensions of tax liabilities, modifications of tax prepayments and waivers of tax enforcement measures. Finally, the preconditions for companies to apply for short-time work compensation (Kurzarbeitergeld) were made more flexible.

With reference to the extensive package of measures launched by the Federal Government to cope with the COVID-19 pandemic, the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH) has communicated that, overall, the financing and liquidity requirements of the Federal Government budget and its special funds will increase significantly compared to the funding requirement of EUR 210 billion initially announced in December 2019, both in the second quarter of 2020 and in the further course of 2020.

Sources: Bundesministerium der Finanzen, Kampf gegen Corona: Größtes Hilfspaket in der Geschichte Deutschlands, dated March 23, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2020-03-13-Milliarden-Schutzschild-fuer-Deutschland.html); Bundesministerium der Finanzen, Milliarden-Hilfsprogramme für alle Unternehmen, dated March 19, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2020-03-18-Corona-Hilfsprogramme-fuer-alle.html); Bundesministerium der Finanzen, Nachtragshaushalt 2020 beschlossen - Bund geht massiv gegen Krisenfolgen vor, press release of March 23, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2020/03/2020-03-23-pm-nachtragshaushalt.html?cms_pk_kwd=23.03.2020_Nachtragshaushalt+2020+beschlossen+
-+Bund+geht+massiv+gegen+Krisenfolgen+vor&cms_pk_campaign=Newsletter-23.03.2020); Bundesministerium der Finanzen, Bundesregierung aktiviert Wirtschaftsstabilisierungsfonds - Massive Bundeshilfen zum Schutz von Unternehmen und Arbeitsplätzen, press release of March 23, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2020/03/2020-03-23-pm-Wirtschaftsstabilisierungsfond.html); Bundesministerium der Finanzen, Steuerliche Hilfen für Unternehmen und Beschäftigte, May 7, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2020-03-19-steuerliche-Massnahmen.html); Bundesrepublik Deutschland Finanzagentur GmbH, Issues planned by the Federal government in the second quarter of 2020 - Increase for the benefit of corona support programmes, press release of April 7, 2020 (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/pressemeldungen/en/2020/2020-04-07_pm02_Emissionsplanung_en.pdf); Bundesrepublik Deutschland Finanzagentur GmbH, Issues planned by the Federal Government in the second quarter of 2020 and reopening of outstanding Federal bonds, press release of March 23, 2020 (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/pressemeldungen/en/2020/2020-03-23_pm01_EK_Q2_en.pdf); Bundesrepublik Deutschland Finanzagentur GmbH, German Federal Government debt issuance outlook 2020, press release of December 19,2019 (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/pressemeldungen/en/2019/2019-12-19_pm08_EK2020_en.pdf).

Monetary Policy Response to the COVID-19 Pandemic

On March 12, 2020 and March 18, 2020, the Governing Council of the ECB decided on a comprehensive package of monetary policy measures to address challenges posed by the COVID-19 pandemic. Among others, the measures included the decision to engage in additional purchases of private and public securities for an aggregate amount of up to EUR 750 billion until at least year-end 2020, referred to as the Pandemic Emergency Purchase Program (“PEPP”). The asset purchases under the PEPP may be made flexibly in terms of timing. On March 24, 2020, the ECB issued a decision, which, among other matters, stated that the limits on consolidated holdings under Article 5 of Decision (EU) 2020/188 of the ECB (ECB/2020/9) should not apply to PEPP holdings. Furthermore, for the period from June 2020 to June 2021, the conditions for the targeted longer-term refinancing operations (“TLTROs”) were improved in order to support the extension of credit to SMEs. Until then, additional longer-term refinancing operations (LTROs) will be temporarily conducted to provide immediate liquidity support to the euro area financial system.

The Governing Council of the ECB also stated that it would be fully prepared to increase the size of the ECB’s asset purchase programs and adjust their composition by as much as necessary and for as long as needed and that it would explore all options and all contingencies to support the economy through shocks caused by the COVID-19 pandemic. Furthermore, to the extent that some self-imposed limits might hamper action that the ECB is required to take in order to fulfil its mandate, the Governing Council of the ECB stated that it would consider revising them to the extent necessary to make its action proportionate to the risks that are being faced.

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On April 7, 2020, the Governing Council of the ECB adopted a package of temporary collateral easing measures to facilitate the availability of eligible collateral for Eurosystem counterparties to participate in liquidity providing operations, such as the TLTROs. The Eurosystem consists of the ECB and the national central banks of the Euro Area Member States. The package is complementary to other measures announced by the ECB in mid-March 2020 and described above. The measures collectively support the provision of bank lending especially by easing the conditions at which credit claims are accepted as collateral. At the same time, the Eurosystem is increasing its risk tolerance to support the provision of credit via its refinancing operations, particularly by lowering collateral valuation haircuts for all assets consistently. These measures are temporary for the duration of the COVID-19 pandemic crisis and linked to the duration of the PEPP. They will be re-assessed before the end of 2020, also considering whether there is a need to extend some of these measures to ensure that Eurosystem counterparties’ participation in its liquidity providing operations is not adversely affected. The package of measures also includes a waiver of the minimum credit quality requirement for marketable debt instruments issued by the Hellenic Republic (Greece) for acceptance as collateral in Eurosystem credit operations.

On April 22, 2020, the Governing Council of the ECB adopted temporary measures to mitigate the impact of rating downgrades due to the economic fallout from the COVID-19 pandemic on the availability of collateral for the Eurosystem. Specifically, the Governing Council of the ECB decided to grandfather the eligibility of marketable assets and the issuers of such assets that fulfilled minimum credit quality requirements on April 7, 2020 as collateral for the Eurosystem. Notwithstanding subsequent downgrades by the credit rating agencies accepted in the Eurosystem, such marketable assets and issuers will continue to be eligible as collateral as long as the subsequent ratings remain above a certain minimum credit quality level and the relevant assets and issuers continue to fulfil all other existing collateral eligibility criteria. This decision by the ECB complements its other policy initiatives announced on April 7, 2020 to ease collateral requirements. Together, these measures by the ECB aim to ensure that banks have sufficient assets that they can utilize as collateral with the Eurosystem and thereby participate in the liquidity-providing operations and to continue providing funding to the euro area economy.

On April 30, 2020, the Governing Council of the ECB intensified its response to the COVID-19 pandemic by easing conditions on the TLTROs through a reduction of the relevant interest rates. Furthermore, it announced a new series of non-targeted pandemic emergency longer-term refinancing operations (PELTROs) to support liquidity conditions in the euro area financial system and contribute to preserving the smooth functioning of money markets by providing an effective liquidity backstop.

Sources: European Central Bank, Monetary Policy Decisions, press release of March 12, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.mp200312~8d3aec3ff2.en.html); European Central Bank, ECB announces €750 billion Pandemic Emergency Purchase Programme (PEPP), press release of March 18, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200318_1~3949d6f266.en.html); European Central Bank, ECB announces easing of conditions for targeted longer-term refinancing operations (TLTRO III), press release of March 12, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200312_1~39db50b717.en.html); Decision (EU) 2020/440 of the European Central Bank of 24 March 2020 on a on a temporary pandemic emergency purchase programme (ECB/2020/17) (https://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:32020D0440&from=EN); Decision (EU) 2020/188 of the European Central Bank of 3 February 2020 on a secondary markets public sector asset purchase programme (ECB/2020/9)(https://www.ecb.europa.eu/ecb/legal/pdf/celex_32020d0188_en_txt.pdf); European Central Bank, ECB announces package of temporary collateral easing measures, press release of April 7, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200407~2472a8ccda.en.html); European Central Bank, ECB takes steps to mitigate impact of possible rating downgrades on collateral availability, press release of April 22, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200422_1~95e0f62a2b.en.html); European Central Bank, Monetary Policy Decisions, press release of April 30, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.mp200430~1eaa128265.en.html).

Monetary Policy Responses to the Global Financial and Economic Crisis

On May 5, 2020, the German Federal Constitutional Court (Bundesverfassungsgericht) granted relief in favor of several constitutional complaints directed against the Public Sector Purchase Programme (“PSPP”) of the ECB, which was launched as part of the ECB’s extensive asset purchase program in response to the global financial and economic crisis (see “The Federal Republic of Germany — Monetary and Financial System — Financial System — European Financial System — Monetary Policy Responses to the Global Financial and Economic Crisis”). The Federal Constitutional Court found that the Federal Government and the Bundestag violated the complainants’ rights by failing to take steps challenging that the ECB in its decisions on the adoption and implementation of the PSPP, and that they neither assessed nor substantiated that the measures provided for in these decisions by the ECB satisfied the principle of proportionality enshrined in the Treaty on European Union. In its judgment of December 11, 2018, the Court of Justice of the European Union (“CJEU”) had taken a different stance in response to the request for a preliminary ruling from the Federal Constitutional Court. However, the Federal Constitutional Court concluded that the review undertaken by the CJEU with regard to whether the ECB’s decisions on the PSPP satisfy the principle of proportionality was not comprehensible and that, to this extent, the judgment was rendered ultra vires, i.e., outside the CJEU’s legal authority.

Specifically, the Federal Constitutional Court held that the ECB, by unconditionally pursuing the PSPP’s monetary policy objective – to achieve inflation rates below, but close to, 2% – while ignoring the PSPP’s economic policy effects, manifestly disregards the principle of proportionality. According to the decision, the Federal Government and the

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Bundestag have a duty to take active steps against the PSPP in its current form, by ensuring that the ECB conducts a proportionality assessment of the measures taken under the PSPP. The Federal Constitutional Court also found that the Federal Government and the Bundestag have a duty to continue monitoring the decisions of the Eurosystem on the purchases of government bonds under the PSPP and use the means at their disposal to ensure that the ESCB stays within its mandate. Furthermore, the Federal Constitutional Court held that, unless the Governing Council of the ECB adopts a new decision that demonstrates in a comprehensible and substantiated manner that the monetary policy objectives pursued by the PSPP are not disproportionate to the economic and fiscal policy effects resulting from it, following a transitional period of no more than three months the Bundesbank may no longer participate in the implementation and execution of the ECB decisions at issue. Under such circumstances, the Bundesbank would also have to ensure that the assets already purchased and held in its portfolio are sold based on a strategy coordinated with the Eurosystem.

The Federal Constitutional Court did not find a violation of the prohibition of monetary financing of Member State budgets, because the PSPP applies certain safeguards, including by, among others, limiting the volume of the purchases, applying a purchase limit of 33% per international securities identification number (ISIN), carrying out the purchases according to the ECB’s capital key, and only purchasing bonds if the issuer has a minimum credit quality assessment that provides access to the bond markets.

The Federal Constitutional Court’s decision does not concern any financial assistance measures taken by the EU or the ECB in the context of the current COVID-19 pandemic.

Source: Federal Constitutional Court, ECB decisions on the Public Sector Purchase Programme exceed EU competences, press release of May 5, 2020 (https://www.bundesverfassungsgericht.de/SharedDocs/Pressemitteilungen/EN/2020/bvg20-032.html).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under our governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fisheries) and the development of rural areas through the extension of credit for:

•	the agriculture industry, including forestry, horticulture and fisheries and the upstream and downstream areas;
•	the sale and warehousing of agricultural and food products;
•	agriculture-related environmental protection, the promotion of renewable energies and renewable raw materials from agriculture, the expansion of ecological farming and the protection of animals within the agricultural industry;
•	the improvement of infrastructure in predominantly rural areas; and
•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank; the “Rentenbank Law”) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “— Relationship with the Federal Government — Understanding with the European Commission”.

In 2009, the Rentenbank Law was amended twice. Effective as of March 26, 2009 Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009) deleted in particular all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principles of Anstaltslast. See “— Relationship with the Federal Government — Institutional Liability (Anstaltslast)”.

Furthermore, the Rentenbank Law was amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009. Effective as of October 31, 2009, the language of our governing law was adapted to the language of the directive but did not have any impact on our legal status or permissible activities.

Moreover, the Rentenbank Law was amended by Article 4 of the statute implementing the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms and adapting supervisory laws to Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (Gesetz zur Umsetzung der Richtlinie 2013/36/EU über den Zugang zur Tätigkeit von Kreditinstituten und die Beaufsichtigung von Kreditinstituten und Wertpapierfirmen und zur Anpassung des Aufsichtsrechts an die Verordnung (EU) Nr. 575/2013 über die Aufsichtsanforderungen an Kreditinstitute und Wertpapierfirmen; the “CRD IV Umsetzungsgesetz”) dated August 28, 2013. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and

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derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “— Relationship with the Federal Government — Guarantee of the Federal Republic”. Finally, effective as of November 6, 2015, Section 16 of the Rentenbank Law was amended by Article 3 of the Act dated November 2, 2015 in order to clarify that Rentenbank shall not be subject to insolvency proceedings.

 Rentenbank’s statutes (Satzung; “Rentenbank’s Statutes”) were amended and restated, effective as of March 27, 2014, principally to reflect changes in the German Banking Act (Gesetz über das Kreditwesen; “KWG”) based on the CRD IV Umsetzungsgesetz.

Due to the establishment of the nomination committee and remuneration committee, Rentenbank’s Statutes were amended and restated, effective as of December 15, 2018.

We extend credit to German and other public and private sector banks in the European Union which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German federal states (Bundesländer; “German Federal States”), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic and to banks in Norway, Switzerland, Australia and Canada.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2019, Rentenbank had total assets of approximately € 90.9 billion.

Starting with the fiscal year ending December 31, 2017, Rentenbank has decided no longer to prepare audited, consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, as it is not legally required to do so. Rentenbank will continue to prepare audited annual, unconsolidated financial statements in accordance with German GAAP (German Commercial Code or HGB). For more information on our statements, see our financial statements and the notes thereto beginning on page 34.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is +49-69-2107-0.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal legislature exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food and Agriculture which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal legislature.

Guarantee of the Federal Republic

Our governing law was amended with effect from January 1, 2014 to provide expressly that the Federal Republic guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (Rentenbank Law, Section 1a). Under the Guarantee of the Federal Republic, if Rentenbank fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by Rentenbank, or if Rentenbank fails to make any payment required to be made under Rentenbank’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic will rank equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will be able to enforce this obligation directly against the Federal Republic without first

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having to take legal action against Rentenbank. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to Rentenbank with respect to the obligations covered.

The Guarantee of the Federal Republic does not affect the obligations of the Federal Republic towards Rentenbank pursuant to the existing institutional liability (Anstaltslast).

Institutional Liability (Anstaltslast)

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;
•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and
•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations, including our publicly issued debt securities, or our guarantee of debt securities should a substitute obligor be substituted for Rentenbank, are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

Understanding with the European Commission

On March, 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the understanding, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises, infrastructure, environment-friendly investment, housing as well as cooperation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Management Board with supervision by our Supervisory Board, the Federal Republic exercises supervision through the Federal Ministry of Food and Agriculture (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational

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matters, inspect our books and records and participate in all Supervisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

We are also subject to banking supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; “BaFin”) and the German Central Bank (“Deutsche Bundesbank”) under the KWG. See “Supervision and Regulation” and “The Federal Republic of Germany — Financial Supervision Authority”.

From November 4, 2014, until June 27, 2019, Rentenbank was among the banks considered significant under the Single Supervisory Mechanism (“SSM”), and was thus subject to European Central Bank (“ECB”) supervision.

On June 27, 2019, new European Union rules revising the Capital Requirements Regulation (“CRR”) and the Capital Requirements Directive (“CRD”) became effective (“CRR II” and “CRD V”). The new rules provide for an explicit exemption of the Rentenbank from the scope of the CRD. Consequently, Rentenbank is not part of the SSM anymore and no longer subject to supervision by the ECB. Instead, BaFin and Deutsche Bundesbank have taken over supervisory responsibility. See also “— Supervision and Regulation — General / Regulatory changes in the banking sector on EU level”.

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BUSINESS

Our principal business is providing loans and other types of financing for the German agricultural and forestry sectors, viticulture and horticulture sectors as well as in aquaculture and fisheries. Funds are also provided for projects in the food industry and other upstream and downstream companies as well as investments in renewable energies and projects for rural development. The principal purpose of loans granted is the promotion of agriculture, agribusiness and rural development. We do so primarily by extending credit to German private and public sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates and companies, German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fisheries. This sector includes ultimate borrowers engaged in all types of agricultural production, forestry, horticulture and fisheries. It also includes ultimate borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry, aquaculture and fisheries as well as commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).
•	Food Industry. Eligible ultimate borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and food wholesale.
•	Renewable Energy. This sector includes businesses involved in the production of power, heat or fuel based on biomass, including biogas-production and biomass-fuel-production. This sector also covers lending for photovoltaic or wind farms, if the borrowers are closely linked to agriculture, forestry, horticulture, fisheries or the food industry. This moreover includes civic engagement in the production of wind power.
•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, broadband coverage, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural municipalities. As a rule, eligible projects must be in municipalities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to ultimate borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German or other European banks or German Federal States. Our traditional loan portfolio consists primarily of special promotional loans and accounted for 72.1 % of our loan portfolio at December 31, 2019. For a further description of our traditional lending activities, see “— Loan Portfolio” below.

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New Business

The following table shows the notional amount of our new loan commitments:

	For the Year Ended December 31,
	2019	2018
	(EUR in millions)
Loan commitments(1):	9,596	9,199
Registered bonds/promissory notes	2,908	1,928
Special promotional loans	6,011	6,694
Renewals	677	577
Securities	1,727	1,721
Total extensions of credit	11,323	10,920

___________________________

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows the special promotional loans and registered bonds and promissory notes (Schuldscheine) portion of our loan portfolio for agriculture at December 31, 2019 and 2018.

	At December 31,
	2019	2018
	(EUR in millions)
Special promotional loans	43,618	44,782
Registered bonds/ promissory notes	16,867	15,941
Total	60,485	60,723

The following table provides a breakdown of our loan portfolio according to maturity at December 31, 2019 and 2018.

	At December 31,
	2019	2018
	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	23,970	23,411
Medium-term (between one year and five years)	23,545	23,116
Short-term (less than one year)	6,719	7,929
Direct Loans:
Long-term (five years or more)	3,983	4,640
Medium-term (between one year and five years)	2,049	1,191
Short-term (less than one year)	219	436
Total	60,485	60,723

Our portfolio of traditional loans consists primarily of special promotional loans and medium- and long-term registered bonds and promissory notes. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2019, totaled €60.5 billion, a decrease of 0.3 % from €60.7 billion at December 31, 2018. At December 31, 2019, this loan portfolio represented 66.5 % of our total assets.

Our special promotional loans accounted for 72.1 % of our loan portfolio at the end of 2019 compared with 73.7% of our loan portfolio at the end of 2018. They are composed almost exclusively of secured loans to German public sector and private sector banks. These medium- and long-term loans are made to banks which loan the proceeds to ultimate borrowers who meet the qualifications under one of our special promotional loans designed to further agriculture- and rural development-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the

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ultimate borrower are generally more favorable to the ultimate borrower than would otherwise be commercially obtainable.

Our registered bonds and promissory notes accounted for 27.9 % of our loan portfolio at December 31, 2019, compared with 26.3% of our loan portfolio at December 31, 2018. It is mainly composed of secured and unsecured loans to German public sector and private sector banks as well as to banks in the European Union. Landesförderinstitute, promotional institutes of the federal states established by the different German Federal States, Sparkassen, a type of public sector savings banks, and Landesbanken, public sector universal banks, are the principal German public sector banks to which we lend. Landesförderinstitute still benefit from institutional liability (Anstaltslast) of the different German Federal States. Sparkassen and Landesbanken originally benefited from an explicit guarantor liability (Gewährträgerhaftung) of their founders (typically local or regional German governments). According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General — Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our registered bonds and promissory notes, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “— Eligibility of Financial Institutions” below.

Registered bonds and promissory notes

Borrowing terms on registered bonds and promissory notes are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 900 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “–– Credit Analysis”.

At December 31, 2019, approximately 8.1 % of our notional loan portfolio amount was unsecured, as compared with 10.1% of our notional loan portfolio at December 31, 2018. Unsecured loans to German and other private sector banks in the European Union as well as Norway, Switzerland, Australia and Canada are made only after a thorough review of the borrowing bank’s creditworthiness.

We also purchase registered bonds and promissory notes issued by private and public sector banks located in other European Union countries as well as in Norway, Switzerland, Canada and Australia. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country into which we lend. Finally, we purchase registered bonds and promissory notes issued by German Federal States.

Short-Term registered bonds and promissory notes

Short-term loans are granted to both financial institutions and non-financial institutions by the purchase of short-term registered bonds and promissory notes. The bulk of our lending through registered bonds and promissory notes consists of loans made to banks and other financial institutions in the wholesale markets.

Special Promotional Loans

Special promotional loans are extended under programmes designed to further specific policy goals defined by our Supervisory Board. In addition, we administer other loan programmes on behalf of the Federal Republic and some German Federal States. Borrowers must meet the defined requirements to borrow under one of these programmes. Unlike our registered bonds and promissory notes, under these special promotional loan

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programmes, we review the ultimate borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the ultimate borrower.

Through the following special promotional loans, we reduce the interest rates of our loans or grant additional subsidies to specific groups in order to further our promotional objectives. The structure of the special promotional loan programmes allows us the promotion along the entire food value chain. Loans are generally limited to €10 million per business per year. Included are loans issued by some promotional institutions of the German Federal States which use liquidity facilities for specific promotional purposes in their respective federal state. The global loans provided are used for the comprehensive refinancing of loan programmes of the individual German Federal States intended for the promotion of the agricultural business and rural areas. These programmes are (1) set up by the promotional institutions of the German Federal States and primarily include the financing of local structural measures, residential construction and wastewater plants or (2) are promotional loan programmes with added value (e.g. lower interest rate) on behalf of the promotional institution. The promotional institutions of the German Federal States are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued.

•	Special promotional loan lines for financings in agriculture, forestry, aquaculture and fisheries: Under these programmes, we finance medium- and long-term loans to individual ultimate borrowers who (1) lease or own farms, (2) own or manage forest, produce (3) agricultural products or (4) fishery products. These loans are offered to purchase or modernize new farm or fishery equipment and buildings, to purchase new land, forest or an existing farming or fishing operation. They can also be used for inputs. To qualify for the particularly low interest rates, they are (a) up to 40 years of age or (b) invest in the conservation of natural resources such as investments in energy efficiency, organic farming as well as measures to improve animal welfare and consumer protection. For forestry, they are offered i.a. for first afforestation or conversion of silviculture to adjust to climate change. Approximately 34.3% of new business in special promotional loans made during the year ended December 31, 2019, were of this type;
•	Special promotional loan line for financing in agribusiness: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such, for example, custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at particularly low interest rates are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products. Approximately 19.1% of new business in special promotional loans made during the year ended December 31, 2019, were of this type;
•	Special promotional loan line for financings in renewable energy: Investments by agricultural or agribusiness enterprises in renewable energy are promoted by this programme. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants. This also includes investments in wind energy by local citizens and farmers. Approximately 13.8% of new business in special promotional loans made during the year ended December 31, 2019, were of this type;
•	Special promotional loan line for financings in rural development: Under these programmes, we make available medium- and long-term loans to (1) private individuals and private organizations for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities and enterprises in rural areas for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, road construction, expansion of broadband infrastructure, the development of regional tourism through the construction of lodgings, parks, harbors, campgrounds, local restaurants and public baths and only for municipalities the enhancement of community services such as day care centers, fire protection, medical clinics and energy supply. Approximately 5.3% of new business in special promotional loans made during the year ended December 31, 2019, were of this type; and
•	Special promotional loans on behalf of the Federal Republic and the German Federal States: For further cooperation with the German Federal States see “— Activities on Behalf of the Federal Republic and
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German Federal States Governments”. These programmes account for approximately 27.6% of new business in special promotional loans made during the year ended December 31, 2019. It is driven by our business with promotional institutions of the German Federal States which is focused on rural development.

Although we review the applications and the eligibility of the ultimate borrower, special promotional loans are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our loan programmes. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; “RGZS”), currently 1.00% p.a. up to 7.40% p.a. according to the credit rating of the ultimate borrower and/or the value of collateral provided, on loans extended these loan programmes. Special promotional loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. Unlike registered bonds and promissory notes, special promotional loans are secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to which we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special promotional loans, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special promotional loans, see “— Special Promotional Loans” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other banks in Europe, Canada and Australia as well as supranational institutions. The guidelines for our securities portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishingindustry and rural development in Germany and EU countries, in the context of our securities business we purchase the debt securities of financial institutions active in the above mentioned areas. Debt securities issued by banks in Switzerland, Canada, Norway and Australia can only be purchased for treasury management purposes or investment of own funds. At December 31, 2019, the securities portfolio accounted for 18.9 % of total assets, as compared with 18.3% at December 31, 2018. Of our portfolio of debt securities, at December 31, 2019, 3.8 % were issued by public issuers, compared to 4.1% at December 31, 2018.

The following table shows the aggregate carrying amount of our securities portfolio at December 31, 2019 and 2018.

Securities Portfolio

	At December 31,
	2019	2018
	(EUR in millions)
From public issuers	655	677
From other issuers	16,507	15,843
Total securities[1]	17,162	16,520

_________________

1       Including own debt securities

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Subsidiaries

At December 31, 2019, we hold interests in three affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”), DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”) and Getreide-Import-Gesellschaft mbH, Frankfurt am Main (“GIG”).

LRB is a holding company that owns equity interests in DSV and GIG. We own 100% of LRB’s outstanding capital. At December 31, 2019, LRB had total assets of € 94.0 million according to the annual financial statements prepared in accordance with German commercial law. LRB owns 100% of the outstanding capital of DSV and GIG. At December 31, 2019, DSV had total assets of € 3.4 million and GIG had total assets of € 2.8 million according to the respective annual financial statements prepared in accordance with German commercial law. DSV and GIG now only manage own funds to secure pension payments to former employees.

Activities on Behalf of the Federal Republic and German Federal States (Bundesländer) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special purpose fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food and Agriculture. These are granted for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds), the disbursement of which is determined by the General Meeting.

We are also enabled to act on behalf of a number of different German Federal States and the Federal Republic in administering other sponsored loan programmes. In this context, we provided interest subsidy products for a number of German Federal States. Since 1991, for example, we have operated the promotional lending activities of the Free State of Thuringia. We issued default guarantees in the context of the investment assistance programmes for the agricultural sector (Agrarinvestitionsförderungsprogramm; “AFP”) of the federal state of Hesse and the Free State of Thuringia, and are granted back-to-back guarantees by these federal states for this purpose. Furthermore, we continue to manage existing loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973. Together with the federal government and the German Federal States, Rentenbank can also set up special promotional loans for agricultural enterprises to provide liquidity or support other promotional purposes that combine favourable refinancing on capital markets of Rentenbank with public funding. This was for example the case due to financial crises and low prices for agricultural products, where state subsidies were used to lower the interest rate for ultimate borrowers.

Furthermore, in April 2020, the Federal Government set up a guarantee program for liquidity assistance loans of Rentenbank to support companies in agriculture, horticulture, viticulture, forestry, fisheries and aquaculture affected by the corona pandemic. Under the Federal Government's guarantee programme, promotional loans of up to € 3 million can be guaranteed up to 90% for affected small and medium sized companies and up to 80% for large companies.

Besides our special promotional loan programmes for investments in infrastructure of rural municipalities, we also promote rural development by offering global loans to the promotional banks of the German Federal States.

Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper;
•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and
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•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our EUR 20 billion Commercial Paper Programme (“ECP Programme”). This issuing programme enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with the Deutsche Bundesbank.

We also obtain funding in the international capital markets, both through various issuing programmes and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programmes include a EUR 70 billion Euro Medium Term Note Programme (the “EMTN Programme”) and an AUD 15 billion Australian Dollar Domestic Medium Term Note Programme (the “AMTN Programme”). We also have shelf registration statement in Japan for secondary offerings (Uridashis), and a shelf registration statement in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2019, we issued the equivalent of €9.0 billion of medium and long-term Euro Medium Term Notes, €0.4 billion of AUD Medium Term Notes and approximately €0.9 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “— Risk Management and Derivatives” below.

With respect to the domestic and international capital markets, the following table shows our sources of funds based on the carrying amount during each of the years indicated.

	At December 31,
	2019	2018
	(EUR in millions)
International Loans / Promissory notes	1,291.2	1,753.9
Domestic bonds [1]	2,733.1	3,293.0
International bonds [2]	77,334,6	76,402,3
Total	81,358.9	81,449.2

_________________

1       Registered bonds (Namensschuldverschreibungen) issued in the domestic market

2       Bearer bonds (Inhaberschuldverschreibungen) and registered bonds issued and sold pursuant to the EMTN Programme and the AMTN Programme as well as registered bonds issued and sold under the shelf registration statement filed with the SEC

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “— Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 83.0 % of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German Federal States, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

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Risk Management and Derivatives

Our risk control department has responsibility for our market price and liquidity risk management system and is overseen directly by the Management Board. The risk control department applies for and the Management Board determines market and liquidity risk limits. Daily reports are generated by the risk control unit, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Management Board. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a defined parallel shift of the yield curve. With respect to liquidity risk, our daily liquidity deficit is never greater than the amount of our eligible collateral with Deutsche Bundesbank. The Credit division applies for, and the Management Board approves, the counterparty credit limits for derivatives. Credit risk, including counterparty credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “— Registered bonds and promissory notes”.

We use derivatives exclusively as hedging instruments for existing or expected market price risks on the basis of micro or macro hedges. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. To minimize credit risk due to fair value volatility we negotiated credit support annexes with every derivative counterparty. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the KWG which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the KWG we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity, operational and strategic risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of our own credit analysis and supported by a diverse set of documents such as business reports and ratings. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2019, a notional amount of €0.0 billion of liabilities to banks, € 0.1 billion of liabilities to customers, €44.6 billion of securitized liabilities and €0.1 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2019, a notional amount of €0.1 billion of loans and advances to banks and €4.8 billion of financial investments were denominated in a currency other than euro. Those assets were either funded in the respective currency or hedged through a foreign currencyswap.

Liquidity Management

We manage our liquidity based on a projection of all future cash flows. Each day, we calculate the projected net liquidity balance for each day of the coming two years as well for all quarters of longer maturities. Instruments available for managing the short-term liquidity position are interbank funds, ECP placements, and the participation in open market transactions and standing facilities within the ESCB.

Impact of Climate Change on Rentenbank’s Business Activities

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases”, may be contributing to warming of the earth’s atmosphere. Pursuant to certain studies, this

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may have serious effects on the agriculture industry worldwide, but rather positive effects for agriculture businesses located in Germany, at least compared to those located in other regions of the world. Since our ultimate borrowers’ agriculture businesses are located in Germany, we do not believe that there will be any material adverse effects on our lending operations and financial or competitive positions.

In Germany, existing and proposed environmental laws and regulations aim at supporting environmentally friendly technology and procedures. An important law in this context is the German Renewable Energy Act (Erneuerbare-Energien-Gesetz), which promotes the development of renewable energy sources, such as the production of energy from biomass and the use of solar energy, by providing for financial contributions to energy producers. Our ultimate borrowers have increasingly used our lending services in order to invest in such renewable energy sources. Environmental, Social and Governance are in the focus of the regulators and not least in the focus of the risk management of Rentenbank.

We cannot predict the ultimate effect future climate change legislation and regulation could have on our borrowers’ businesses. However, since many are investing in environmentally friendly technology and procedures, we believe that they will be positively or at least less adversely impacted by potential future environmental laws and regulations as compared to businesses using or investing in traditional energy sources.

CAPITALIZATION

The following table shows Rentenbank’s capitalization based on the carrying amount as of December 31, 2019. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of December 31, 2019
(EUR in millions)(1)
Long-term debt from:
Banks	1,520
Other lenders	2,400
Total long-term borrowings	3,920
Bonds	60,437
Total long-term debt
Subordinated liabilities	303
Total subordinated liabilities	303
Fund for general banking risks	3,294
Equity:
Subscribed capital	135
Reserves(2)	1,179
Total equity	1,314
Total capitalization	69,268

___________________________

(1)	On May 15, 2020, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0798 (EUR 0.9261 per U.S. dollar).

(2)        Includes principal reserve and net profit for the year.

As of December 31, 2019, Rentenbank’s Total Capital Ratio amounted to 31.1 % and the Core Capital (or Tier I) ratio amounted to 30.1%. As in the prior year, Rentenbank met the regulatory requirements at all times in the reporting year. For a discussion of capital adequacy requirements under the KWG, see “Supervision and Regulation — Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Management Board (Vorstand), the Supervisory Board (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Management Board and the Supervisory Board named below is Hochstrasse 2, 60313 Frankfurt am Main, Federal Republic of Germany.

Management Board

The Management Board is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the Rentenbank Law and represents us in dealings with third parties and the judiciary. According to Rentenbank’s Statutes, the Management Board is required to deliver to the Supervisory Board on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Supervisory Board, the Management Board is required to report quarterly to the risk committee (Risikoausschuss) of the Supervisory Board regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Management Board is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Supervisory Board by a two-thirds majority. The appointment of members of the Management Board requires the prior approval of the Supervising Authority.

The members of the Management Board are:

Dr. Horst Reinhardt (Chairman), Dipl.-Volkswirt, MBA
Dietmar Ilg (Chief Risk Officer), Dipl.-Kaufmann
Dr. Marc Kaninke (Chief Financial Officer/Chief Information Officer), Dipl.-Volkswirt, Dipl.-Kaufmann

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Management Board to Rentenbank and such member’s private interests or other duties.

Supervisory Board

The Supervisory Board supervises, and appoints members to and is entitled to remove members from, the Management Board. It may issue general and specific instructions to the Management Board. In particular, the Supervisory Board approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the Rentenbank Law. Furthermore, the Supervisory Board adopts and may amend Rentenbank’s Statutes with the approval of the Supervising Authority. In addition, the following actions require the approval of the Supervisory Board: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the nomination committee of the Supervisory Board (Nominierungsausschuss), and the issuance of pension guidelines. The Supervisory Board must meet at least semi-annually.

The Supervisory Board may delegate certain authorities to committees thereof. Rentenbank’s Statutes require the Supervisory Board to form a risk committee (Risikoausschuss) concerned with the risk tolerance and risk strategy of Rentenbank, an audit committee (Prüfungsausschuss) concerned with financial and accounting matters, a remuneration committee (Vergütungskontrollausschuss) concerned with monitoring the adequacy of the remuneration systems, a nomination committee (Nominierungsausschuss) concerned with nominaton, legal and administrative matters, and an expert committee (Fachausschuss) concerned with the allocation of retained earnings.

The Supervisory Board has 18 members, one of whom is the Federal Minister of Food and Agriculture. Eight of the members of the Supervisory Board represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German Federal States, one member each represents the Federal Ministry of Food and Agriculture and

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the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

The following is a list of the members of the current Supervisory Board:

Chairman:	Joachim Rukwied President of the German Farmers’ Association (DBV)
Deputy Chairwoman:	Julia Klöckner Federal Minister of Food and Agriculture

Representatives of the German Farmers’ Association (DBV):	Petra Bentkämper President of the German Rural Women’s Association
Werner Hilse The Farmers’ Association of Lower Saxony
Bernhard Krüsken Secretary-General of the German Farmers’ Association (DBV)
Karsten Schmal President of the Farmers’ Association of Hesse
Werner Schwarz President of the Farmers’ Association of Schleswig-Holstein
Representative of the Raiffeisen Association:	Franz-Josef Holzenkamp President of the German Raiffeisen Association
Representative of the Food Industry:	Rainer Schuler President of the Federal Association of German Agribusiness (BVA)
State Ministers of Agriculture (or their permanent official representatives:(1))
North Rhine-Westfalia:	Ursula Heinen-Esser Minister of State for the Environment, Agriculture, Conservation and Consumer Protection
Saarland:	Sebastian Thul State Secretary for the Ministry of Environment and Consumer Protection
Saxony:	Wolfram Günther Minister of State for Energy, Climate Protection, Environment and Agriculture
Representative of the Trade Unions:	Harald Schaum Deputy Federal Chairman of the Industrial Union Construction, Agriculture, Environment (IG BAU)
Representative of the Federal Ministry of Food and Agriculture:	Dr. Hermann Onko Aeikens State Secretary (retired)
Representative of the Federal Ministry of Finance:	Dr. Marcus Pleyer Head of Directorate
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Representatives of credit institutions or other credit experts:	Dr. Birgit Roos Chief Executive Officer of the Management Board of Sparkasse Krefeld
Michael Reuther
Dr. Caroline Toffel Member of the Management Board of Berliner Volksbank eG

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on the Issuer’s Supervisory Board.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Supervisory Board to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Management Board on our business activities and of the Supervisory Board on resolutions adopted by the Supervisory Board. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German Federal States of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the German Federal States of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Supervisory Board approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Management Board and the Supervisory Board, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

Rentenbank adopted the Public Corporate Governance Kodex des Bundes (“PCGC”), as of June 30, 2009, as promulgated by the German federal government, by resolution of the Supervisory Board dated July 16, 2009. The PCGC is mainly addressed to companies that are legal entities under private law. However, unless legal provisions (such as the Rentenbank Law) require otherwise, application of the Code is also recommended for companies that are legal entities under public law. Rentenbank is a public law institution directly accountable to the German federal government.

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EMPLOYEES

At December 31, 2019, we had 306 employees (student apprentices included). According to the Single Status Payment Agreement ERA (Entgelt-Rahmenabkommen) we no longer differentiate between commercial employees (kaufmännische Angestellte) and industrial employees (gewerbliche Angestellte). 140 employees, or 46% of our total staff, are covered by a collective bargaining agreement.

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SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and storage of agricultural and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “General — Relationship with the Federal Government — Guarantee of the Federal Republic”.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Supervisory Board. The Minister of Food and Agriculture is deputy chairman of and representatives from the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance are members of the Supervisory Board.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food and Agriculture which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Supervisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Rentenbank Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervising Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Ralf Wolkenhauer and the current deputy is the senior government official Dr. Carlo Prinz.

We are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the KWG and, due to the reference in Section 1a KWG, the CRR and are supervised and regulated by BaFin and Deutsche Bundesbank.

In 2010, the central bank governors and heads of financial authorities in 27 countries presented stringent new proposals for the contents of the new international regulations for the banking system, Basel III, requiring larger and higher-quality capital bases among banks and introducing a global framework for the assessment of liquidity risks. Basel III was implemented in the European Union through the Capital Requirement Directive (“CRD IV”), which was implemented in German law by the CRD IV Umsetzungsgesetz, and the CRR which is directly applicable in each Member State of the European Union. CRD IV and CRR came into force on January 1, 2014.

From November 4, 2014, until June 27, 2019, Rentenbank was among the banks considered significant under the SSM, and was thus subject to ECB supervision.

On June 27, 2019, CRR II and CRD V became effective. The new rules provide for an exemption of Rentenbank and other German promotional banks from the scope of the CRD. As a result of this exemption, Rentenbank is no longer a so-called “CRR credit institution”. Consequently, Rentenbank is not part of the SSM

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anymore and no longer subject to supervision by the ECB. Instead, the German banking supervisors, BaFin and Deutsche Bundesbank, have taken over supervisory responsibility. This has led to a banking supervisory system for Rentenbank based on the KWG, which incorporates most of the European banking supervisory standards (the requirements of the CRR remain applicable due to the reference in Section 1a KWG).

We are in compliance with the German and European laws that are applicable to our business in all material respects.

KWG and CRR

The KWG contains the principal rules for German banks, including the requirements for a banking license, and regulate the business activities of German banks.

Under the KWG, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the KWG, unless specifically exempted therefrom.

Furthermore, significant parts of the regulatory framework for banks in the European Union are governed by the CRR. The CRR applies directly to so-called “CRR credit institutions”. However, due to the reference in Section 1a KWG, the requirements of the CRR also apply to non-CRR credit institutions (e. g. Rentenbank). The CRR primarily sets forth the requirements applicable to us relating to regulatory capital, risk-based capital adequacy, monitoring and control of large exposures and liquidity on an individual and a consolidated basis. Additional regulatory and implementing technical standards are also applicable to us, and are developed by the European Supervisory Authorities (“ESAs”) and adopted by the European Commission, by means of a delegated or implementing act. These so called level 1 and 2 provisions are supported by guidelines and Q&As. Guidelines pursuant to Article 16 of the ESAs founding Regulations and Q&As pursuant to Article 29 of the ESAs founding Regulations are convergence tools intended to harmonize supervision in the EU, specifically through consistent application of European Union law, a common supervisory culture and coherent supervisory practices. EBA guidelines, although not directly applicable, are, as a general rule, implemented into German law by BaFin (“comply or explain”-procedure).

Certain other requirements applicable to us including those with respect to additional capital and organizational requirements, are set forth in the KWG and other German laws.

Under the KWG’s and the CRR’s provisions on consolidated supervision, the capital adequacy rules, the limitation of large exposures as well as the liquidity standards must be met by each group of institutions as a whole. The relevant provisions for consolidation are, to a large extent, set forth in the CRR. A group of institutions generally consists of a parent entity and its subsidiaries (directly and indirectly) which are consolidated to a group under the CRR.

The CRR offers the possibility to derogate from the application of certain prudential requirements on an individual basis pursuant to article 7 (3) CRR as long as certain conditions are satisfied, in order to ensure that own funds are distributed adequately among the parent undertaking and its subsidiaries (so called “Waiver”).

Capital Adequacy Requirements

The CRR requires banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) include credit risks (including Credit Valuation Adjustments for OTC derivatives due to deterioration in creditworthiness), market risks and operational risks (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The most important type of capital for compliance with the capital requirements under the CRR (see below) is “Common Equity Tier 1” capital. Common Equity Tier 1 capital primarily consists of share capital, retained earnings and other reserves, subject to certain regulatory adjustments. Another component of capital is "Additional Tier 1” capital. Generally, all instruments recognized as Additional Tier 1 capital must be written down, or converted into Common Equity Tier 1 capital when the Common Equity Tier 1 capital ratio of the financial institution falls below a minimum of 5.75%, although regulators may require an earlier conversion, for example for stress-testing purposes.

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Common Equity Tier 1 capital and Additional Tier 1 capital together constitute Tier 1 capital. Tier 1 capital requirements are aimed at ensuring the ability to absorb losses on a “going concern” basis. The other type of capital is “Tier 2” capital which generally consists of long-term subordinated debt instruments and must be able to absorb losses on a “gone concern” basis. Tier 1 capital and Tier 2 capital together constitute “own funds”. The phase-out period for instruments which no longer meet the requirements under CRD IV/CRR started in 2014 and lasts until December 31, 2021.

Under the CRR, banks are required to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 6% and a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5%. The minimum total capital ratio of own funds to risk-weighted assets is 8%.

In addition to the aforementioned capital adequacy requirements, banks must maintain a capital conservation buffer of 2.5% of the total risk exposure consisting of Common Equity Tier 1 capital and an institution-specific countercyclical capital buffer between 0% and 2.5% (if necessary the competent authority can set a rate of more than 2.5%) consisting of Common Equity Tier 1 capital. Moreover, the competent authority may require all institutions or certain types or groups of institutions to maintain a system risk buffer consisting of Common Equity Tier 1 capital for exposures located in a European Economic Area (“EEA”) state or a non-EEA state which will be at least 1% of the risk-weighted exposure value. As for additional capital buffers, full compliance under CRD IV is required as of January 1, 2019.

The Basel III framework also proposes a non-risk based leverage ratio as a complement to the risk-based capital requirements. While the CRR does not require banks immediately to comply with a specific leverage ratio, banks are required to report it regularly to the competent authority and publish their leverage ratios for a future assessment and calibration of the leverage ratio. The revised CRR II, sets a leverage ratio of 3% as minimum level to comply. The requirement will become effective on June 28, 2021. The relevant capital measure shall be the Tier 1 capital.

Liquidity Requirements

The CRR introduced a new liquidity coverage requirement intended to ensure that banks have an adequate stock of unencumbered high quality liquid assets that can be easily and quickly converted into cash to meet their liquidity needs for a 30 calendar day liquidity stress scenario. The required “liquidity coverage ratio” is calculated as the ratio of a bank’s liquidity buffer to its net liquidity outflows. Also, banks have to report regularly on a standardized basis to their competent authority the composition of the liquid assets in their liquidity buffer as well as detailed information on their liquidity in- and outflows. Each institution has to meet a minimum required level of liquidity of 100%.

In addition, Basel III contains a proposal to introduce a net stable funding ratio (“NSFR”) to reduce medium- to long-term funding risks by requiring banks to fund their activities with sufficiently stable sources of funding. The CRR contains interim reporting requirements on stable funding but does not include substantive provisions relating to the NSFR. The CRR II includes detailed provisions for calculating the NSFR. The NSFR should be expressed as a percentage and set at a minimum level of 100%, which indicates that an institution holds sufficient stable funding to meet its funding needs during a one-year period under both normal and stressed conditions. The requirements will be binding from June 28, 2021 onwards.

Limitation on Large Exposures

The CRR also contains the primary restrictions on large exposures, which limit a bank’s concentration of credit risks. The KWG and the Large Exposures Regulation (Großkredit- und Millionenkreditverordnung) continue to supplement the CRR. Under the CRR, Rentenbank’s large exposures (Großkredite) to a single borrower or a group of connected clients that equal or exceed 10% of our Tier 1 capital and permissible Tier 2 capital (“Eligible Capital”) are subject to a number of restrictions such as reporting requirements. With CRR II, only Tier 1 capital will be eligible. A main restriction is that no single large exposure may exceed 25% of Rentenbank’s Tier 1 capital. Also, we have to report our ten largest exposures on a consolidated basis to institutions and our ten largest exposures on a consolidated basis to unregulated financial entities. With CRR II, we will also have to report exposures of a value greater than or equal to EUR 300 million but less than 10 % of our Tier 1 capital on a consolidated basis.

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Audits

Under German law, Rentenbank must be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Supervisory Board with the consent of the Banking Supervision Authorities. BaFin and Deutsche Bundesbank must be informed of and may reject this appointment. Under the KWG, a bank’s public accountant is required to inform BaFin and Deutsche Bundesbank, of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Management Board and Supervisory Board, BaFin and Deutsche Bundesbank.

Reporting Requirements and Investigations

BaFin may conduct audits of banks on a random basis, as well as for cause. In particular, BaFin may audit our compliance with requirements with respect to which it supervises us, such as those set forth in CRR or relating to business conduct in the securities markets and the regulation of anti-money laundering and terrorist financing.

To enable BaFin to monitor compliance with the KWG, CRR and other applicable legal requirements and to obtain information on the financial condition of the German banks, the banks have to file routine, periodic reports.

In particular, each bank must file, annually, audited financial statements on an unconsolidated and if applicable on a consolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules and quarterly statements regarding loans of €1.0 million or more, including syndicated loans exceeding this amount regardless of the reporting bank’s share. In addition, among others, quarterly and annual information in relation to the capital adequacy principles and risk reports must be filed with Deutsche Bundesbank which passes the information on to BaFin.

To secure compliance with applicable bank supervisory laws, BaFin may require further information and documents from a bank. BaFin may also conduct investigations, including on-site inspections, of a bank without having to give any particular reason. In addition, BaFin may attend meetings of Rentenbank’s Supervisory Board and may require such meetings to be convened.

BaFin Supervisory and Enforcement Power

In the event that BaFin discovers irregularities, it has a wide range of enforcement powers. BaFin may, for example, impose additional own funds or liquidity requirements in excess of statutory requirements, restrict or limit a bank’s business, require the cessation of activities to reduce risk, require a bank to use net profits to strengthen its own funds, remove the members of the bank’s management or supervisory board members from office or prohibit them from exercising their current managerial capacities.

In particular, if a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of such bank to the revocation of the respective bank’s license and closing of the respective bank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to such bank.

BaFin may also impose administrative pecuniary penalties under the KWG and other German laws. Penalties under the KWG may generally be up to €5 million. If the economic benefit derived from the offense is higher, BaFin may impose penalties of up to 10% of the net turnover of the preceding business year or double the amount of the economic benefit derived from the violation.

Violations of the KWG may result in criminal and administrative penalties.

Regulatory changes in the banking sector on EU level

As of November 4, 2014, significant credit institutions are supervised and regulated directly by the ECB within the framework of the SSM. As discussed, until June 26, 2019, Rentenbank was classified as a

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significant credit institution because of the total value of its assets. On June 27, 2019, new European Union rules revising the CRR and the CRD became effective (see above). As a consequence, Rentenbank is no longer subject to supervision by the ECB.

As of October 1, 2015, the CRR introduced new provisions on liquidity requirements, which replace the liquidity rules as set out in the KWG and the Liquidity Regulation. The essential element is a liquidity coverage requirement (“LCR") based on a short-term stress scenario. It aims to enable banks to withstand a liquidity stress scenario in the short term (i.e., over a horizon of 30 calendar days) independently of new borrowing in the capital markets and central bank support.

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FINANCIAL SECTION

FINANCIAL STATEMENTS AND AUDITORS

The financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Regulation on the Accounting of Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute - the “Credit Institution Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Supervisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are Deloitte GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (hereinafter referred to as “Deloitte”).

The annual audit of the financial statements is conducted in accordance with German Generally Accepted Auditing Standards and in accordance with the EU Audit Regulation No. 537/2014. In the case of an institution directly under the federal government's supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Supervisory Board, the Supervising Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

The audit report of Deloitte for the year ended December 31, 2019, dated March 13, 2020, refers to a management report (Lagebericht). The examination of, and the audit report upon, this management report are required under German Generally Accepted Accounting Standards (“German GAAS”). This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”), U.S. attestation standards or standards issued by the Public Company Accounting Oversight Board (“PCAOB Standards”). Therefore, Deloitte does not provide any opinion on the aforementioned examination or on the financial statements included in this annual report in accordance with U.S. GAAS, U.S. attestation standards or PCAOB Standards.

The audit report of KPMG for the year ended December 31, 2018, dated March 11, 2019, refers to a management report (Lagebericht). The examination of, and the audit report upon, this management report are required under German GAAS. This examination was not made in accordance with U.S. GAAS), U.S. attestation standards or PCAOB Standards. Therefore, KPMG does not provide any opinion on the aforementioned examination or on the financial statements included in this annual report in accordance with U.S. GAAS, U.S. attestation standards or PCAOB Standards.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s financial statements included in this annual report. It should not be taken as an exhaustive list of all differences. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements of Rentenbank, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Liquidity reserve securities are current assets and recorded at the lower of cost or market. Trading portfolio securities are recorded at fair value under consideration of a deduction to account for risk. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in debt securities are classified into the categories trading, available for sale or held to maturity. According to Accounting Standards Codification (“ASC”) 320 “Investments – Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are recognized in profit or loss.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets or liabilities and recorded at fair value under consideration of a deduction to account for risk. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge. Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in the notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged item pro rata temporis.

Under U.S. GAAP pursuant to ASC 815, Derivatives and Hedging, derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities. Subject to certain specific qualifying conditions in ASC 815, a derivative instrument may be designated either as a hedge of changes in the fair value of a recognized asset or liability, an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment (fair value hedge), or as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a probable forecast transaction (cash flow hedge). A derivative instrument qualifying as a fair value hedge is measured at fair value with changes in fair value recognized in profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are recorded in other comprehensive income and reclassified to profit or loss when the hedged item affects profit or loss.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions account for anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, Rentenbank maintains a general reserve based on expected losses.

Under U.S. GAAP, guidance relating to the impairment of loans is included in ASC 450 “Contingencies” and ASC 310 “Receivables”. An impairment is recognized if the present value of estimated future cash flows discounted at the loan’s effective interest rate is less than the carrying amount of the loan. U.S. GAAP requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provisions for general banking risks by setting up certain “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code banks can set up reserves based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve by recording these assets at a lower amount than generally required. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations and securities held as part of the liquidity reserve. In addition, in accordance with Section 340(g) of the German Commercial Code, a general provision for general risks related to the specific business model is also permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, loan loss provisions are only recorded when certain criteria are met. In accordance with ASC 450 “Contingencies” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the carrying amount of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment is reported at acquisition or manufacturing cost, as applicable, and depreciated over its estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax authorities. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. Additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. Therefore, the carrying amount of the asset is compared with the sum of the undiscounted cash flows. If the carrying amount of the asset exceeds the sum of the undiscounted cash flows, the carrying amount of the asset is compared to the fair value and an impairment loss is recognized to the extent fair value exceeds the carrying amount of the asset. U.S. GAAP does not permit a reversal of impairment losses.

Pension Provisions

Under German GAAP, Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC

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method is defined as the actuarial present value of the pension obligations which has been earned by the employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. These provisions are discounted pursuant to Section 253 paragraph 2 of the German Commercial Code and the related decree on the Discounting of Provisions (Rückstellungsabzinsungsverordnung). Since 2016, the discount rates used for pension obligations are the average market interest rates for the past ten fiscal years; until 2015 the average market interest rates for the past seven fiscal years were used.

Under U.S. GAAP, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet for defined benefit plans. The pension benefit obligation is generally calculated using the projected unit credit method, including assumptions for future salary increases.

Assets and Liabilities Held in Trust

Under German GAAP, assets and equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would generally not be recorded on the balance sheet.

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MANAGEMENT REPORT

General information about Rentenbank

Promotional mandate

Rentenbank is a promotional bank operating at federal level. According to its Governing Law, Rentenbank is mandated to promote agriculture and the associated upstream and downstream industries as well as rural areas. The Bank’s business activity is geared towards this promotional mandate. The business model is primarily defined by the framework set out in Rentenbank’s Governing Law and the Bank’s statutes.

As a promotional bank for agribusiness and rural areas, Rentenbank provides funds for a variety of investments. Rentenbank grants its special promotional loans for projects in Germany via local banks in a competition-neutral manner (on-lending). The range of products is geared towards businesses in the agricultural, horticultural, viticultural and forestry sectors, as well as in the aquaculture sector. Rentenbank also finances projects in the food industry and agriculture-related upstream and downstream industries, investments in renewable energy and rural infrastructure. In addition, Rentenbank provides funding for other banks, savings banks and local authorities operating in rural areas through purchases of registered bonds, promissory notes and securities.

Management structure

Rentenbank pursues the following goals as part of its business strategy:

•	performing self-supporting promotional activity,
•	sustainability is secured through appropriate net interest income from diversified sources as part of a prudent risk policy,
•	with the possibility of adjusting the promotional activity at any time to account for changing requirements.

Segments

Rentenbank’s financing activities are based on its Governing Law. They can be categorised into three segments:

•	Promotional Business
•	Capital Investment
•	Treasury Management

Within Promotional Business, the Bank promotes investments in agribusiness and rural areas. This is achieved through funding with special purpose loans which are extended to end borrowers via local banks. The loans are granted in accordance with the terms and conditions applicable to our special promotional loans for supporting projects related to agriculture and rural areas in Germany. By managing interest rate terms, we promote our preferred promotional targets, such as animal welfare, environmental protection and investments made by young farmers.

In addition, the Bank fulfils its promotional mandate by acting as a funding partner to banks with business activities in agribusiness and rural areas as well as to German local authorities operating in rural areas. This is effected though the provision of different forms of financing (registered bonds, promissory notes and securities). To some extent, these transactions also contribute to complying with regulatory liquidity requirements. Rentenbank manages the business volume as well as the risk structure.

Funding, which is mainly maturity-matched, is also allocated to the Promotional Business segment.

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The Capital Investment segment includes the investments of equity reported in the balance sheet and of long-term provisions. The investments are principally made in securities, promissory notes and registered bonds issued by banks and public-sector issuers.

Short-term liquidity and short-term interest rate risks are managed within the Treasury Management segment.

Key performance indicators

Financial key performance indicators are the key accounting-related metrics used to measure the achievement of the strategic objectives within the internal management system. Non-financial key performance indicators complement this management system.

The financial key performance indicators reflect the operating activities. The financial key performance indicators include:

Operating profit before provision for loan losses/valuation. The business activities of Rentenbank are aimed at fulfilling its promotional mandate, rather than at generating profits. However, in order to be able to provide self-supporting promotional activity, the Bank has to take business principles into account. This specifically includes acting in an economically responsible way to ensure the Bank can carry out its promotional activities sustainably and adjust its promotional activity at any time. Due to increasing regulatory requirements, operating profit is used to strengthen the Bank’s capital base through the retention of profits. For our promotional activities to function without relying on subsidies from the government, Rentenbank needs to practice good business principles and generate steady earnings. In doing so, Rentenbank uses its high credit quality as a public law institution, combined with its capital market strategy, to borrow funds at favourable rates.

Cost-income ratio. The cost/income ratio is a key performance indicator that measures the efficient use of Rentenbank’s resources. This performance indicator is influenced by changes in both expenses and income. The cost/income ratio is monitored over a longer period of time. In addition, we regularly analyse changes in expenses.

Promotional contribution. Promotional contribution is a key performance indicator reflecting the total quantitative promotional benefit within one fiscal year. It includes income used for granting special promotional loans at reduced interest rates. It also comprises distributable profit and other promotional measures, such as funds provided by Rentenbank as grants for the Research on Agricultural Innovation programme.

The three financial key performance indicators and their main components are determined in monthly reporting and compared with targets. They are also included as separate parameters in multi-year plans.

Further information on the financial key performance indicators is included in the sections on Rentenbank’s net assets, financial position and results of operations as well as in the report on expected developments.

The non-financial key performance indicators comprise corporate citizenship and responsibility towards employees. They are managed primarily on a qualitative basis within the context of our business strategy.

The non-financial key performance indicators are described in more detail in the corresponding section.

Ownership structure

All material risks relating to the subsidiaries rest with, and are centrally managed by, Rentenbank. Our direct and indirect subsidiaries are:

•	LR Beteiligungsgesellschaft mbH (LRB)
•	DSV Silo- und Verwaltungsgesellschaft mbH (DSV)
•	Getreide-Import-Gesellschaft mbH (GIG)
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The business activities of the subsidiaries are strictly limited. Rentenbank has issued a letter of comfort for LR Beteiligungsgesellschaft mbH.

German Public Corporate Governance Code

The declaration of conformity with the German Public Corporate Governance Code by the Management Board and the Supervisory Board is publicly available on Rentenbank’s website.

Economic report

Macroeconomic and bank-specific environment

International interest rate and monetary policy

2019 was characterised by a global economic slowdown, which resulted from ongoing uncertainties from international trade conflicts and the repeated postponing of Brexit, among other things. This induced the US Federal Reserve (the Fed) to relax its monetary policy once again for 2019. It reduced the federal funds rate in July, September and October by 25 basis points to a level ranging from 1.50% to 1.75%.

In addition, the European Central Bank (ECB) eased its already expansionary monetary policy during the course of 2019. After ending net purchases as part of its Asset Purchase Programme (APP) in December 2018, the ECB restarted them from November 2019 at EUR 20 billion a month. As the ECB reinvested the proceeds from maturing bonds, it remained active on the bond market throughout 2019. Its portfolio of assets remained steady until November and it has since further increased by the amount of net asset purchases since then. The ECB reduced the interest rate on the deposit facility in September 2019 from -0.40% to -0.50% while leaving the interest rate on the main refinancing operations unchanged at 0.00%. Furthermore, it introduced additional free deposits six times the remuneration of the required reserves.

The euro devalued compared to the US dollar during 2019. At the end of 2019, the ECB set the reference rate for the EUR/USD exchange rate at 1.12, which was around 2.6% below the rate of 1.15 at year end 2018.

Movements in long-term interest rates

As a result of the global uncertainty, the yields from ten-year federal bonds almost continually tailed off from a position of 0.17% at the start of 2019 until the start of September and reached their low for the year of -0.72% in September. Despite the resultant increase, the yield remained negative and was at -0.21% at the end of 2019.

Changes in the economic environment for our promotional business

Our promotional loans are largely used for investments by the German agribusiness sector, in renewable energy and rural development. Investments in forestry have so far been funded within the Agribusiness Promotional line. In the year under review, we bundled up and expanded our activities, and set up a separate promotional line for forestry. We can therefore support forest owners, forestry commissions and forestry cooperatives as well as leaseholders of forest areas with tackling the current challenges in a more targeted way.

Business development

After an economic recovery in the 2016/17 and 2017/18 fiscal years, the situation for German agriculture deteriorated in the 2018/19 fiscal year. Average earnings of agricultural businesses, at EUR 54,900, were 18% down on the previous year (EUR 67,200). The decline can be attributed to the poor harvest due to the drought in 2018, which dealt a blow to the results in this fiscal year. Despite the difficult background, we were able to slightly increase new promotional business in our Agriculture promotional line compared with the prior year by 2.7% to EUR 2.2 billion.

In German agribusiness we saw a steady demand for our promotional loans versus the previous year at EUR 1.2 billion. Unwavering domestic sales and rising export sales in particular put agribusiness in robust

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shape. According to the German Export Association for Food and Agriproducts (GEFA) the export of agricultural products and food was 2.1% above the prior-year level at EUR 79.5 billion.

Investments in renewable energy are essentially influenced by the regulatory framework. The impact of the changes to the German Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz (EEG)) as at 1 January 2017 is still making itself felt. Since then, green electricity feed-in payments have been set by tender, which has resulted in lower feed-in tariffs and, consequently, reduced incentive to invest in renewable energy. Lengthy planning approval procedures also had a negative effect. This is reflected in our new business in wind and photovoltaic power stations and biogas plant funding, which was down again in 2019.

The rural development promotional line is geared towards companies and local authorities in rural areas. In the current fiscal year, we saw lower volume in this promotional line.

The nominal amounts for new promotional business are as follows:

	Jan. 1 to Dec. 31, 2019 € billion	Jan. 1 to Dec. 31, 2018 € billion	Change in € billion
Special promotional loans	6.0	6.7	-0.7
Registered bonds/promissory notes	2.9	1.9	1.0
Securities	1.7	1.7	0.0
Total	10.6	10.3	0.3

In the year under review, new promotional business amounted to EUR 10.6 billion and was therefore slightly above the level of the previous year (EUR 10.3 billion in 2018).

Rentenbank raised the necessary funds again at favourable terms. In the reporting year, Rentenbank raised a nominal amount of EUR 10.3 billion (EUR 11.3 billion in 2018) in medium and long-term funding in the national and international capital markets. The following instruments were used for medium and long-term funding:

	Jan. 1 to Dec. 31, 2019 € billion	Jan. 1 to Dec. 31, 2018 € billion	Change in € billion
Euro Medium Term Notes (EMTN)	9.0	9.7	-0.7
Global bonds	0.9	1.1	-0.2
AUD Medium Term Notes (MTN)	0.4	0.5	-0.1
Total	10.3	11.3	-1.0

Results of operations, financial position, and net assets

Results of operations

The results of operations, as presented in the following table, were better than anticipated:

	Jan. 1 to Dec. 31, 2019 € million	Jan. 1 to Dec. 31, 2018 € million	Change in € million
Net interest income1)	300.6	295.1	5.5
Net commission income	-1.9	-1.7	-0.2
Administrative expenses	72.9	71.8	1.1
Other operating results	-14.5	-13.3	-1.2
Taxes on income	1.2	1.2	0.0
Operating result before loan losses and valuation	210.1	207.1	3.0
Loan losses/valuation	177.6	144.1	33.5
Net income	32.5	63.0	-30.5

1) Net interest income, including income from participations

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Operating profit before provision for loan losses and valuation

In 2019, the operating profit before provision for loan losses and valuation amounted to EUR 210.1 million and was therefore better than expected. The prior-year figure of EUR 207.1 million was exceeded by EUR 3.0 million.

Net interest income

Interest income, including income from participations, was EUR 2,974.7 million (EUR 3,410.4 million in 2018). After deducting interest expenses of EUR 2,674.1 million (EUR 3,115.3 million in 2018), net interest income amounted to EUR 300.6 million (EUR 295.1 million in 2018).

Net interest income by segment:

	Jan. 1 to Dec. 31, 2019 € million	Jan. 1 to Dec. 31, 2018 € million	Change in € million
Net interest income
Promotional Business	189.8	158.3	31.5
Capital Investment	94.3	104.7	-10.4
Treasury Management	16.5	32.1	-15.6
Total net interest income	300.6	295.1	5.5

Rentenbank’s aim is to provide special promotional loans at favourable rates. Net interest income for Promotional Business was EUR 189.8 million and consequently significantly above the level of the previous year (EUR 158.3 million in 2018), therefore exceeding our expectations at the planning stage. The negative funding rates, which were primarily seen in the last six months of the year, could not be completely passed on – despite the introduction of a promotional grant – due to a de facto lower limit of 0% for the interest rate within our lending business. The resultant positive margins improved the net interest income on the one hand and reduced the expenses for the promotional contribution on the other. In particular, the smaller promotional contribution had a highly positive impact on net interest income, causing net interest income for promotional business to increase by 19.9% versus the prior year.

In Capital Investment, net interest income decreased in comparison with the previous year in line with expectations by 9.9% to EUR 94.3 million. The additional income from the higher investment volume resulting from new investments has for some time no longer been able to offset lower reinvestment rates of maturing investments of own funds.

Net interest income from Treasury Management was below expectations at EUR 16.5 million and also significantly below the prior-year level of EUR 32.1 million. The reason for this was a reduced overall margin, essentially due to increased funding costs as part of the ECP Programme. Furthermore, the segment’s average volume was also slightly down on the prior year.

Administrative expenses

Administrative expenses increased by 1.5% and therefore not as much as expected. They amounted to EUR 72.9 million overall (EUR 71.8 million in 2018).

Personnel expenses increased by EUR 0.9 million. The increase was essentially due to increased staff volumes by an average of 6 employees (in accordance with Section 267 (5) HGB) as well as collectively agreed pay increases and increased expenses for retirement provisions.

The slight decline in material expenses to EUR 33.1 million (EUR 33.7 million in 2018) was primarily the result of IT consultancy costs which were reduced by EUR 1.9 million. By contrast, the expenditure for regulatory charges/fees increased in total by EUR 1.2 million.

Amortisation and write-downs of intangible assets increased according to plan by EUR 0.6 million due to the recognition of intangible assets for SAP software (financial application) and Murex software (trade management application).

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Other operating results

In contrast with the prior year period, other operating results decreased by EUR 1.2 million. The reason for this was the increased expense from the valuation of pensions provisions.

Provision for loan losses and valuation

In connection with the provision for loan losses and valuation, a net amount of EUR 177.6 million was allocated to the contingency reserve, i.e. 23% more than in the previous year.

Net income/distributable profit

In comparison with the previous year, a greater amount was allocated to contingency reserves. As a result, net income fell according to plan from EUR 63.0 million for 2018 to EUR 32.5 million for the financial year under review.

A total of EUR 16.2 million (EUR 47.2 million in 2018) was allocated from net income to the principal reserve.

The distributable profit remains unaffected by the aforementioned reduction in net income and stands at EUR 16.3 million as planned, which is slightly above the level of the previous year (EUR 15.8 million in 2018) after allocating funds to the principal reserve. One half of the distributable profit is allocated to the Federal Government’s Special Purpose Fund administered by Rentenbank and the other half goes to Rentenbank’s Promotional Fund.

Financial key performance indicators

In 2019, the operating profit before provision for loan losses amounted to EUR 210.1 million (EUR 207.1 in 2018) and was significantly better than expected. Net interest income increased slightly by 1.9% to EUR 300.6 million (EUR 295.1 million in 2018) and was better than we had planned. This is essentially down to the significantly smaller promotional contribution. The increase in administrative expenses by 1.5 % to EUR 72.9 million (EUR 71.8 million in 2018) is mainly due to the increased IT expenditure and other consultancy charges. The increase was smaller than planned. Personnel expenses were also significantly lower than planned because the average number of employees did not increase as much as expected.

The developments that affected operating profit were also reflected in the cost/income ratio, one of our key performance indicators, whose increase was accordingly lower than anticipated. From fiscal year 2019, expenses for the interest subsidy for new business in special promotional loans will no longer be factored into the calculation of the cost/income ratio. The cost/income ratio calculated in this way increased from 24.6% to 27.8% (it increased from 30.5% to 31.0% after factoring in the promotional contribution). Overall, when compared with other sizeable German promotional banks, our cost/income ratio remains at a moderate level.

Promotional contribution, a further key performance indicator, comprises the interest rate reduction granted for our special promotional loans, among other items. In the year under review, we used a nominal EUR 19.3 million from our own earnings (EUR 63.2 million in 2018) for this purpose. The decline is solely down to interest rate trends in the last six months of 2019, as it was not possible to pass on in full the negative funding rates obtained by Rentenbank. In addition, we provided our Research on Agricultural Innovation Programme with grants of EUR 5.0 million as in 2018. The promotional contribution, including the distributable profit of EUR 16.3 million intended for distribution, decreased to EUR 41.3 million (EUR 84.2 million in 2018). This figure is below our planning assumptions, mostly due to the low level of allowance for special promotional loans in light of the low interest rate environment.

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Net assets

Based on the financial statements, Rentenbank’s net assets may be shown as follows:

Changes in the main asset categories

	Dec. 31, 2019 € million	Dec. 31, 2018 € million	Change in € million
Loans and advances to banks	60,417.3	60,137.6	279.7
Loans and advances to customers	6,486.5	6,486.3	0.2
Bonds and other fixed-income securities	17,162.0	16,520.0	642.0

Loans and advances to banks amounted to a year-end total of EUR 60.4 billion (EUR 60.1 billion in 2018). Their share of total assets was 66.4% and is almost unchanged in comparison with the previous year. They continue to constitute the most significant portion of total assets.

Loans and advances to customers are largely made up of promissory notes issued by the German states. This item remained unchanged at EUR 6.5 billion.

The portfolio of bonds and other fixed-income securities rose by EUR 0.7 billion to EUR 17.2 billion. As in the prior year, they were held exclusively in the banking book.

Changes in the main equity and liabilities categories

	Dec. 31, 2019 € million	Dec. 31, 2018 € million	Change in € million
External funds
Liabilities to banks	2,256.8	2,460.2	- 203.4
Liabilities to customers	2,774.8	3,490.4	- 715.6
Securitised liabilities	77,499.0	76,577.0	922.0
Subordinated liabilities	302.7	374.7	- 72.0

Own funds (including fund for general banking risks)
Subscribed capital	135.0	135.0	0.0
Retained earnings	1,163.0	1,146.8	16.2
Distributable profit	16.3	15.8	0.5
Fund for general banking risks	3,294.5	3,241.1	53.4

External funds

Liabilities to banks decreased by EUR 0.2 billion to EUR 2.3 billion, mainly due to maturing promissory notes. Liabilities to banks decreased by EUR 0.7 billion to EUR 2.8 billion, mainly due to maturing registered bonds.

Securitised liabilities declined slightly by EUR 0.9 billion (1.2%) to EUR 77.5 billion. The most important funding instruments remained the Medium Term Note Programmes (MTN). Its portfolio increased to EUR 62.8 billion (EUR 60.1 billion in 2018). In contrast, the portfolio of global bonds decreased to EUR 9.8 billion (EUR 10.6 billion in 2018) and the portfolio of Euro Commercial Paper (ECP) issues fell to EUR 4.4 billion (EUR 5.4 billion in 2018).

Subordinated liabilities dwindled to EUR 0.3 billion as EUR 0.1 billion matured.

Equity

Equity including the fund for general banking risks in accordance with Section 340g HGB rose by a total of EUR 70.1 million to EUR 4,608.8 million. From net income of EUR 32.5 million, an amount of EUR 16.2 million was allocated to retained earnings and an amount of EUR 16.3 million was recognised as distributable profit. The fund for general banking risks was increased by EUR 53.4 million.

Regulatory capital ratios

The promissory notes taken into account in total capital meet the requirements of Article 63 of the Capital Requirements Regulation (CRR). Subordinated liabilities in the form of bearer securities issued as global certificates do not meet the requirements set out in point (k) of Article 63 CRR and, in accordance with the transitional provisions, are included in tier 2 capital only until 31 December 2021.

For the Group, both the total capital ratio and the Common Equity Tier 1 capital ratio of 31.1% (31.2% in 2018) and 30.1% (29.7% in 2018), respectively, were well above the minimum regulatory requirements specific to the Group.

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Financial position

Capital structure

Please refer to the net assets section for the structure of liabilities and equity.

Capital expenditure

In the last year, Rentenbank continued to make significant investments in the modernisation of its IT environment. The objective is to replace the proprietary iSeries applications largely with the Murex and SAP platforms as well as to modernise the electronic loan processing in the promotional business on a gradual basis. In 2019, a partial Murex project came into use as well as a central data warehouse and a central reporting platform for our Finance division were introduced as part the SAP implementation. The electronic cover letter system implemented in 2018 to optimise promotional business processes was expanded upon.

Liquidity

The Federal Republic of Germany bears the institutional liability and has issued a guarantee for Rentenbank’s liabilities (statutory guarantee).

As a result, the Bank enjoys AAA ratings and can acquire liquid funds on the market at any time. The large volumes of securities eligible for repo transactions accepted by the Bundesbank constitute an additional liquidity reserve. For additional details we refer to the presentation of liquidity risks in the risk report, which forms part of this management report.

Summary presentation of business development and position

The Management Board is satisfied with the Bank’s performance as well as with the development of the net assets, financial position and result of operations. This also applies to the strategic parameters defined within the internal management system.

Non-financial key performance indicators

Corporate citizenship

As a federal public law institution, Rentenbank is committed to being a good corporate citizen over and above its promotional mandate. The Bank mainly supports cultural institutions. Grants are provided on a regular basis to Oper Frankfurt, Schirn Kunsthalle, Städel Museum, the English Theatre and the Städelschule (State Academy of Fine Arts), among others. Rentenbank also supports various charity projects of churches, associations and societies with regular donations at Christmas in Frankfurt and the surrounding area. Furthermore, the Bank supports numerous institutions, societies and foundations from the cultural, science and business worlds through its memberships.

Furthermore, the Bank supports additional community projects which are closely linked with its promotional mandate. The Bank supports individual projects and institutions serving agriculture and rural areas from its promotional fund which is fed into from distributable profit. This includes agribusiness-orientated research projects, practical pilot projects, educational programmes and events. For instance, the Promotional Fund supports work with rural youth and rural seniors groups with funding. The Bank’s foundation Edmund Rehwinkel Stiftung promotes agronomic research activities and projects of practical use to agriculture and awards grants. As part of its sponsoring activities, Rentenbank supports trans-regional events and projects with substantial reach and significance for the sector and rural areas. Rentenbank’s Gerd Sonnleitner Prize worth EUR 3,000 is awarded every year to a winner under 35, if they have demonstrated their commitment to the reconciliation of interests within rural areas.

Employees

At year-end 2019, Rentenbank employed 303 (304 in 2018) employees (excluding trainees, interns, employees on parental leave and members of the Management Board). Qualified and committed employees are key to Rentenbank’s long-term success. The Bank’s HR strategy is derived from the business strategy. It comprises safeguarding appropriate quantitative and qualitative staffing levels, the promotion of gender

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equality, as well as safeguarding and further development of instruments and processes within staff management, among other things.

Rentenbank’s HR policy is oriented to the long term. As a public law institution with a proven business model, it offers its employees a great deal of job security. The small rate of employee turnover is contained in the risk inventory as a risk ratio. The average length of service is around 11 years.

In order to ensure it has appropriate staff levels, the Bank positions itself as an attractive employer for current and future employees. To recruit and develop university graduates, Rentenbank benefits from its tried and tested trainee programme. The ‘training on the job’ programme consists of cross-divisional seminars and tailored training sessions in different departments within the Bank. In 2019, six new trainees commenced their traineeships.

An appropriate level of qualification is ensured by providing training sessions as the need arises. The number of training days per employee is one of the aims contained in the business strategy. In 2019, the average number of training days was 1.7 days per employee (excluding development events which are free of charge/internal training sessions).

The gender equality plan, which is accessible to all employees, contains targeted measures to improve equality between men and women and reconciling working and taking care of a family or caring for family members. Flexible and part-time working count among some of the measures we have taken as well as grants for nursery places, and the corporate benefits offered by ‘pme Familienservice’ for employees with family members to care for young and old. Furthermore, the gender equality plan contains specific key figures regarding the proportion of women in management positions and the distribution of remuneration for men and women according to the pay group they are in. The proportion of women in management roles was 20% in 2019. The overall ratio between male and female employees was almost level at 55% to 45% respectively. 86% of those working part-time were women.

Report on expected developments

Changes in business and market conditions

The economic development of Rentenbank primarily depends on the prevailing conditions in the credit and financial markets.

These are mainly influenced by the monetary policy of the central banks, price and exchange rate movements, as well as the development of public finances. The demand for promotional loans is particularly influenced by both the interest rate trend and the situation in the agricultural markets and in agribusiness. These, in turn, are influenced by the agricultural policy of the EU and the German federal government and states.

Macroeconomic outlook

After a substantial economic downturn last autumn and winter, the economic outlook for the current year brightened up again. The trade disputes between the US and China have relaxed and the probability of a hard Brexit has receded, as negotiations over the future relationship are currently underway and will continue until the end of 2020, now that the UK has left the EU on 31 January 2020. However, a new kind of coronavirus which was first discovered in China is spreading globally. As economic activity has been very severely impacted in the areas which have been largely isolated, the pandemic has had immediate negative impacts on the economy. It is difficult to predict how it will take its course and therefore it constitutes a new considerable risk to the economy.

The central banks and regulatory authorities have taken initial action to deal with it in response. As there is currently no expectation of inflation rising significantly in the eurozone, the ECB should have some flexibility to relax its monetary policy even further if required. Accordingly, Rentenbank is anticipating interest rates to be unchanged or lower for the current year, depending on how the corona pandemic evolves.

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Economic forecast for our promotional business

Agriculture is an integral part of the global economy and is affected by many factors such as trade conflicts, plant and animal diseases, as well as extreme weather events and climate change. Price volatility on the global markets is increasingly more likely as a result.

In the Agricultural Outlook 2019–2028, the Organization for Economic Cooperation and Development (OECD) and the Food and Agriculture Organization of the United Nations (FAO) anticipate steady to slightly falling agricultural commodity prices up to 2028. Agricultural productivity will grow more quickly globally than the demand for agricultural products. The use of grain for feed and food will increase in the next ten years due to the growth of the population. An increase in the consumption of sugar and plant oil is expected.

Estimates regarding the current and future economic situation for farmers may be made using the business indicator study for the German agriculture sector (Konjunkturbarometer Agrar), which is supported by Rentenbank. Farmers and contractors are surveyed for this purpose four times a year. In December 2019, the sample was comprised of 1,500 farmers and 200 contractors. According to the survey results, the estimated investment volume of EUR 3.8 billion for the next six months was below the prior-year level by 12% (EUR 4.3 billion in 2018). The planned investment volumes for purchases of agricultural land and premises remain behind those of the prior-year level.

Exports are of importance to German agribusiness over and above domestic demand. The OECD and FAO anticipate slow growth in demand for food up to 2028 versus the previous decade. At the same time, international trade relations are increasing in importance for more and more countries with regard to food security.

Brexit will not affect exports of German agribusiness in 2020 as much as had been feared in 2019 according to the Thünen Institute. The trade surplus in agricultural products is expected to decline by around EUR 1.0 billion. In previous calculations, by contrast, a decline of EUR 1.9 billion was forecast.

The federal government expects a further increase in the number of employees and an increase in personal income according to its 2020 economic report. This will stabilise the domestic economy and investment activity.

The German Wind Energy Association (Bundesverband Windenergie (BWE)) and VDMA Power Systems expect an increase in the construction of new installations in 2020. Following 1,078 MW in 2019, around 1,400 to 1,800 MW of new capacity is expected to be added in 2020. In addition, the federal government would like to accelerate the expansion of renewable energy in 2020 with a revision of the Renewable Energy Sources Act (EEG).

The promotional volume agreed for the individual promotional lines depends on the actual level of investment spending. It will also be significantly affected by the current low level of interest rates. Therefore, within our special promotional loans for 2020, we intend to make product adjustments in order to maintain the attractiveness of our promotional products in the prevailing interest environment. The introduction of negative interest rates for our local intermediary banks is a priority here. This means that we can pass on Rentenbank’s negative funding costs to end borrowers in a suitable way. Due to the planned adjustments, we estimate a slight increase in new business volumes.

Forecast for business development

Annual plans and multi-year plans with a five-year time horizon are prepared in order to project Rentenbank’s future asset, financial position and net asset situation. They cover new business, portfolio, equity, income and costs as well as stress scenarios. In addition, the planning includes regulatory indicators relevant for management purposes as well as the development of risk-bearing capacity. The following projections relate to the 2020 planning period.

Projections: operating profit

In our current planning, we expect to have a portfolio for new promotional loans business which is on average slightly above the prior-year level. Due to the ECB’s ongoing Asset Purchase Programme (APP), we anticipate slightly falling asset and liability margins for new business. As the planned new business margins are also significantly below the margins of the maturities in 2020, this will lead to a slightly declining net interest income within our Promotional Business segment overall despite the larger portfolio.

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Special promotional loans will remain the focus of our lending business. Based on new business volume of EUR 6.0 billion in 2019, we expect that the new business volume will increase somewhat in 2020, driven by various changes in our end borrowers’ investment activities. Accordingly, we expect a slightly larger portfolio of special promotional loans with an almost steady percentage share in the total assets.

The portfolio of securities as well as registered bonds and promissory notes increased in the year under review. The portfolio is expected to increase slightly in 2020.

Within the Capital Investment segment, we expect interest income in 2020 to be around the level of 2019. Although lower yields in new business owing to the low interest rate environment are having a negative impact, the slightly higher average portfolio volume can, in part, offset this effect, causing the segment’s total interest income to be expected as almost constant.

Net interest income within Treasury Management is expected to be below the prior-year level in 2020, as we anticipate margins to fall further. Additional revenue from foreign currency financing can no longer be factored in on the same scale as in the prior year, as the market opportunities from foreign currency swaps have reduced considerably.

As far as net interest income for the three segments is concerned, we expect a decrease in 2020 overall.

Cost planning in 2020 specifically takes on board the successful, long-term investments in the Bank’s infrastructure. With the saving we have made from the removal of the expense for ECB supervision and the bank levy, we are able to continue to invest in Rentenbank’s future sustainability. The investments in IT, in particular the further development of the two key systems Murex and SAP, will hover around the prior year level in 2020. In addition, the costs for renovating our building in 2020, which will include the move to an interim building will increase costs by a figure in the low single-digit millions. Overall, we anticipate a slight increase in administrative costs versus the previous year.

Due to the development of income and expenses, we expect the operating profit before provision for loan losses and valuation for 2020 to decline overall by around 10%. That would still be a satisfactory level for this key performance indicator based on a long-term comparison.

In our planning, we expect to keep the promotional contribution KPI at the prior-year level.

Due to falling income combined with the simultaneous investment-driven increase in administrative expenses, the cost/income ratio is expected to increase slightly. Nevertheless, the ratio will remain at a comparatively low level for the market.

Opportunities and risks

In contrast to the planned results for 2020, additional opportunities and risks may arise for our business development due to changes in market conditions.

As such, the current economic slump could be prolonged and intensified due to the spread of the coronavirus (COVID-19). If there is a recession, we could also see the sovereign debt crisis in the eurozone come to a head again. This would have a detrimental effect on our assets in terms of new business volumes and the risk situation in the lending business, but it could also have a positive effect of widening credit spreads. By contrast, in an uncertain economic environment, our own credit spreads have often proven to be relatively stable. This is due to the guarantee of the Federal Republic that enables Rentenbank to benefit from a ‘flight to safe havens’. As a result, increasing lending/funding margins would have a positive impact on net interest income; a fall in business volume would by contrast have a dampening effect.

The prevailing low interest rate environment, primarily due to the ECB’s monetary policy, supports demand for loans in agribusiness and rural areas. However, low interest rates also weigh on earnings in the Capital Investment segment. Measures introduced by the ECB as part of ongoing expansionary monetary policy could lead to an additional impact on earnings due to falling asset yields and margins. A change in the low interest rate environment, for instance, in the wake of a strong rate hike, would be associated with both risks and opportunities for Rentenbank due to the aforementioned factors. The possible specific consequences depend on the extent and the speed of interest rate changes as well as on the respective segment and the selected period in question.

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The ability to pass on our favourable funding rates to local banks or more specifically end borrowers is curbed by the ongoing low and negative interest rate environment. In order to tackle this, product adjustments have been made (e.g. promotional grant and upfront premium) and additional adjustments are in the offing (e.g. negative funding rate). However, we cannot rule out that, like last year, potential delays in the adjustment process in 2020 may lead to weaker demand for special promotional loans and that, consequently, new business volumes will be smaller than planned. In addition, the promotional contribution may not attain the planned amount, which could tend to lead to an increase in net interest income.

We may see additional opportunities and risks as a result of the United Kingdom officially leaving the European Union on 31 January 2020. On the one hand, Brexit could lead to subsequent rising credit spreads on the capital markets and hence to increased new business margins (similar to the above explanations). On the other hand, due to the significance of exports for German agribusiness, Brexit could also have a negative impact on economic development and, subsequently, on the sector’s willingness to invest. For example, this could result in declining demand for our special promotional loans, which, in turn, would lead to a smaller volume of total assets as well as lower promotional contributions.

Administrative expenses may be subject to additional burdens resulting from additional regulatory requirements that are not yet known. This may lead to rising IT and personnel expenses. Additionally, further changes to the IT infrastructure may become necessary over and above the investments already planned. As part of the upcoming renovation of our building, there could be negative changes to plan, which could lead to higher costs.

Despite Rentenbank’s risk-conscious new-business policy, it cannot be ruled out that the credit quality of business partners will deteriorate during the course of the year, which would have a detrimental effect on the risk coverage potential within the context of risk-bearing capacity analysis.

Further information on risks is presented in the risk report.

Development in the current year

In January and February 2020, the anticipated development of net interest income in the three segments was above the pro rata projected figure and the prior-year level. Nevertheless, this was primarily due to the reduced expenses for the promotional contribution.

New business in promotional loans transacted up to now and the lending/funding margins obtained so far in promotional business tend to indicate a difficult market environment in 2020. As net interest income is mostly generated by the existing portfolio, the Management Board considers the planned operating earnings for the 2020 fiscal year to be ambitious but nevertheless currently achievable.

This report on expected developments contains certain forward-looking statements that are based on current expectations, estimates, forecasts and projections of and information available to the Management Board. These statements include, in particular, statements about our plans, strategies and prospects. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’ and similar expressions are intended to identify such forward-looking statements. These statements are not to be understood as guarantees of future performance, but rather as being dependent on factors that involve risks and uncertainties and are based on assumptions that may prove to be incorrect. Unless required by law, we shall not be required to update forward-looking statements after their publication.

Risk report

Rentenbank has implemented a risk management system (RMS) to manage risks resulting from its business activities. The RMS is based on

•	a risk strategy, consistently derived from the overall business strategy,
•	the Risk Appetite Framework and the Risk Appetite Statement,
•	ongoing review of an adequate capital and liquidity position,
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•	the organisational structures and workflows of the RMS,
•	Risk Controlling, Compliance and Internal Audit.

With the entry into force of the amendment to the CRD on 27 June 2019, Rentenbank became exempt from this directive. As a result, Rentenbank is no longer subject to CRR within the meaning of Section 1 (3) d KWG and will be the responsibility of BaFin and the Bundesbank as national regulators. The provisions of the CRR therefore apply to the Bank analogously in accordance with Section 1a (1) KWG. Rentenbank does not have a trading book pursuant to Article 4 (1) (85) and (86) CRR.

Organisation of risk management

The Management Board has the overall responsibility for the RMS.

Risk reporting is carried out in line with the regulatory Minimum Requirements for Risk Management (MaRisk). The Management Board is kept informed every month and on an ad-hoc basis about the risk situation.

The Supervisory Board Audit and Risk Committees are informed about the risk situation on a quarterly basis. Furthermore, the Supervisory Board is kept informed about material risk-related events by the Management Board at its regular meetings and in the event of a material risk.

In accordance with MaRisk, the Bank has delegated the management of the Risk Controlling function (RCF) to the head of the Risk Controlling department. The latter is responsible for monitoring and communicating the risks and is involved in all important management decisions regarding risk policy. The Risk Controlling department carries out all RCF tasks. These include the drafting of the risk strategy and the regular monitoring of the limits within the risk-bearing capacity. In addition, the department regularly monitors the maximum limit for all credit risk and the upper limit for unsecured lines, the risk reporting, the daily valuation of the financial instruments and risk assessment within the New Product Process (NPP). The monitoring and reporting of risks take place independently from the front office functions (Promotional Business and Treasury) according to the provisions of MaRisk.

The back-office functions are performed by the Credit division. It has an independent second vote in credit decisions and processes transactions involving purchased promissory notes and registered bonds. It also develops the credit risk strategy in conjunction with the Risk Controlling department. The Credit division evaluates the collateral and administers payment instructions in the special promotional loan business and is also responsible for the intensive monitoring and management of non-performing loans. Any necessary measures are taken here in consultation with the Management Board.

Furthermore, as part of loan portfolio management, the Credit division monitors compliance with the credit risk limits. In addition, the Credit division analyses credit and country risks, among other issues. Business partners and types of transactions with each business partner are classified using Rentenbank’s own rating categories. In addition, the Credit division prepares proposals for credit decisions and monitors the aggregate lending portfolio on an ongoing basis.

As front-office functions, the Promotional Business and Treasury divisions are responsible for new business within the Promotional Business Segment. Treasury manages market and liquidity risks within the defined strategic framework. This combines the risk strategy with the risk appetite statement and the treasury sub-strategy. As processing and controlling units, the Operations Financial Markets department and the Loan Transactions department within the Credit division monitor trading transactions in accordance with MaRisk. Risk Controlling is responsible for market conformity checks.

Independent risk assessment and monitoring is an inherent part of how Rentenbank is organised.

The Internal Audit department reviews and assesses the appropriateness of activities and processes as well as the appropriateness and effectiveness of the RMS and the Internal Control System (ICS) on a risk-oriented and process-independent basis. It reports directly to Rentenbank’s Management Board and carries out its duties in an independent and autonomous way. The Management Board may issue instructions to perform additional checks. The members of the Audit Committee as well as the chairpersons of the Administrative and Risk Committees may request information directly from the head of Internal Audit.

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In the context of MaRisk compliance, Rentenbank’s compliance function, a part of the ICS, acts in collaboration with the other organisational units to avoid risks that may arise from non-compliance with the relevant legislation (compliance risk). It encourages both the implementation of effective procedures to ensure compliance with the relevant legislation and requirements for Rentenbank as well as corresponding mechanisms for control. It reports directly to Rentenbank’s Management Board and carries out its duties in an independent and autonomous way. In terms of risk to assets, the risk indicators to determine materiality comprise sanction risk, other financial risk and the reputational risk in the event of non-compliance with a standard.

The Regulatory working group (Arbeitskreis regulatorische Themen (ART)) is primarily responsible for tracking and evaluating regulatory and other legislative initiatives as well as for strengthening the compliance structure. It addresses the regulatory issues identified as relevant and ensures that unambiguous responsibilities are defined for the implementation within the Bank and that the issues are dealt with in a timely manner.

Business and risk strategy

The Management Board determines the Bank’s sustainable business strategy based on the company mission derived from the relevant legislation. Rentenbank’s business strategy is primarily defined by its promotional mandate and the measures taken to fulfil it. Rentenbank does not keep a trading book. Rentenbank’s business activities are not geared towards generating profits, but towards fulfilling its statutory promotional mandate.

Rentenbank provides its special promotional loans for agribusiness and rural areas via local banks (on-lending) and has to comply with the applicable regulatory requirements at all times.

Rentenbank’s Risk Appetite Framework comprises all strategies and guidelines, methods, processes, responsibilities, controls and systems from which the Bank derives, communicates and monitors its risk appetite. Apart from the minimum target values, alert thresholds and limit systems, this also includes soft factors such as appropriate compliance and an active risk culture.

Rentenbank’s risk strategy is derived from and is consistent with its business strategy. It comprises an overarching risk strategy as well as sub-strategies that focus on each specific type of risk.

The business and risk strategy are discussed with the Supervisory Board every year.

In the risk strategy and the risk appetite statement, the Management Board defines the core framework for the Bank’s risk management.

Rentenbank defines risk appetite as the overall risk which it is willing to assume within the scope of the allocated risk coverage potential in order to achieve its strategic objectives. It is determined on the basis of quantitative requirements and qualitative assertions. The quantitative requirements are specified mainly through the definition of limits and alert thresholds within the scope of the risk-bearing capacity. They are also set out in the requirements in relation to products and markets as well as in the Treasury sub-strategy.

The credit risk strategy is shaped by the promotional mandate. Funds for promotion of the agricultural sector and rural areas are primarily granted to banks registered in the Federal Republic of Germany or in other EU member states. These banks must be engaged in business activities with companies operating in the agricultural sector or in the associated upstream or downstream industries or in rural areas. Special promotional loans are limited to Germany as an investment location.

In addition, the Bank can acquire participations and provides funding via promissory notes, registered bonds or bearer securities issued by the German states. Rentenbank’s lending business is limited to the funding of banks and institutions as defined in Art. 4 CRR II and to the provision of capital to German local authorities. In accordance with the credit risk strategy, loans may be granted to companies only as part of the direct loan business with Rentenbank’s subsidiaries. No corresponding new business was transacted in 2019.

Derivatives are used only as hedging instruments and with business partners where there is a collateral agreement in place.

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Rentenbank’s credit risk strategy requires prudent selection of business partners and products in all business activities. In accordance with its core competencies and business model, Rentenbank focuses on banks and public sector borrowers. Rentenbank has sectoral concentration risk with regard to the banking sector. This emanates from the statutory mandate and therefore from the business model enshrined in law and is specifically characterised by demand for special promotional loans. The average credit quality of the total loan portfolio, an indicator of the Bank’s risk profile, is supposed to be at least A+, having taken product credit quality into account.

The market risk strategy prescribes that interest rate risks are limited by using derivatives and that foreign currency risks are generally hedged. Market risks are limited within the framework of risk-bearing capacity.

The liquidity risk strategy aims to secure the Bank’s ability to pay at any time, optimisation of the funding structure and coordination of the Bank’s own issuance on the money and capital markets.

The management of operational risks focuses on preventing damages and, consequently, on ensuring the quality of all bank processes. Compliance with regulatory requirements as well as the minimisation of reputational risk by means of appropriate communications management and a code of conduct are also components of the risk strategy.

All material risks are limited within the specified risk appetite as part of the risk-bearing capacity analysis.

Risk culture

Rentenbank’s risk culture characterises its understanding of dealing with risks in day-to-day business. It comprises all company standards, attitudes and behavioural patterns in relation to risk awareness, risk appetite and risk management.

Risk inventory

A risk inventory is used to obtain a structured overview of all risks that have a negative impact on Rentenbank’s net assets, capital resources, results of operations or liquidity situation. This overview also comprises risk concentrations both among and between risk types.

In addition, material risks are identified using indicators based on quantitative and qualitative risk characteristics and are detected at an early stage as part of an internal review or ‘self-assessment’. Further identification of risks takes place within NPP, ICS key controls, as well as the daily control and monitoring activities.

Rentenbank’s risk profile encompasses the following as material types of risk: credit risks, market risks, liquidity risks, operational risks and strategic risks. In terms of market risks, Rentenbank distinguishes between interest rate risks, spread and other risks (currency and volatility risks) as well as CVA risks. The material types of risk within strategic risks are reputational risk, regulatory risk and pension risk.

Rentenbank defines non-financial risk (NFR) as risks within operational and strategic risks.

An increasing focus is placed on environmental, social and governance (ESG) risk. In one of its 2019 circulars, BaFin published its expectations with regard to factoring in sustainability risks within risk management. Rentenbank takes these on board in its risk management system.

Validation of risk measurement

The regulatory requirements are followed in a framework for validating methods and procedures for measuring material risks in Rentenbank’s internal capital adequacy assessment process (ICAAP) and the internal liquidity adequacy assessment process (ILAAP).

Validation of the methods and processes takes place at least once a year, with separate teams ensuring independence between method development and validation. The aim of the validation is to critically review the quality of methods and models used for risk measurement, their parameters and assumptions employing the

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quantitative and qualitative analyses. The assessment is based on predefined methods. The validation results are reported to the Management Board. Any changes to the methods and parameters following from the validation results must be approved by the Management Board.

Risk-bearing capacity

The risk-bearing capacity of Rentenbank (as a group) is the core element of its internal capital adequacy assessment process (ICAAP) and constitutes the basis for operational implementation of the risk strategy. The aim of the risk-bearing capacity concept is the continuation of the Bank’s ability to meet its statutory mandate by complying with regulatory requirements and to safeguard the Bank’s capital in the long term, and to protect creditors from losses from an economic perspective. The objectives are reflected in the two perspectives of Rentenbank's risk-bearing capacity concept, which comprises a normative approach and an economic approach. The risk management processes are geared towards meeting these objectives and requirements equally. Stress tests supplement the monitoring of the limits within the risk-bearing capacity.

In 2019, Rentenbank further developed its ICAAP and specifically the normative approach in view of the new regulatory requirements from the ECB’s and BaFin’s ICAAP guidelines.

Risk-bearing capacity – normative approach

The risk management objective of the normative approach is to meet all regulatory minimum capital requirements and regulations. Here a check is made as to whether capital resources have complied with all regulatory requirements at the reporting date and in the multi-year (5-year) capital plan and therefore ensure that the Bank can continue as a going concern in the base scenario and adverse scenarios. The Bank’s capital resources should allow for the business strategy to be pursued in an enduring way, even in these adverse scenarios.

The following table shows regulatory own funds within the normative approach at the balance sheet date versus the prior-year figures.

	Dec. 31, 2019 € million	Dec. 31, 2018 € million
Subscribed capital	163.6	163.6
Retained earnings	1,131.3	1,082.5
Fund for general banking risks	3,115.0	3,069.5
Intangible assets	- 22.6	- 17.4
Tier 2 capital	138.9	214.0
Regulatory own funds	4,526.2	4,512.2

The changes from the previous year result from the appropriation of profit and the phasing out of tier 2 capital instruments.

The risk exposures or risk-weighted assets (RWAs) are presented in the following table:

	Risk value Dec. 31, 2019 € million	Risk value Dec. 31, 2018 € million
Credit risk	13,298.2	13,105.8
CVA Charge	710.4	713.9
Operational risk	570.9	654.9
Overall RWAs	14,579.5	14,474.6

RWAs remain almost unchanged on the previous year.

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This gives the regulatory capital ratios (total capital ratio, Tier 1 capital ratio, common equity Tier 1 capital ratio (CET 1 ratio) and the leverage ratio) at the reporting date. In addition, the planned values for the following three years for the base scenario in the capital plan are detailed for information purposes here:

	Balance sheet date	Adverse scenario
	Dec 31, 2019	2020	2021	2022
Total capital ratio in %	31.05	31.5	32.1	31.9
Tier 1 capital ratio in %	30.09	30.6	31.6	31.9
Common Equity Tier 1 capital ratio in %	30.09	30.6	31.6	31.9
Leverage ratio	4.99	5.05	5.06	5.08

The regulatory provisions are met at the reporting date and in the base scenario in the capital plan at all dates observed. The regulatory provisions were also adhered to in the various adverse scenarios of the capital plan. These simulate negative developments across the market (economic downturn and low interest rates) and effects specific to the Bank (such as rising costs).

Risk-bearing capacity – economic approach

The objective of the economic approach is to safeguard the Bank for the long term and to protect creditors from losses from an economic perspective. In order to achieve this, the economic risk coverage potential is compared with overall risk exposure and assessed both at the reporting date and in the capital plan base scenario.

Risk coverage potential takes into account hidden reserves and liabilities from securities and promissory notes issued by the German states, including related hedging transactions, as well as reserves according to section 340f HGB. Net income (accrued during the course of the year) from the income statement is taken into account; profits budgeted for but not yet generated are not included.

The risk coverage potential under the economic approach is illustrated below as of the reporting date compared to the prior year:

	Dec. 31, 2019 € million	Dec. 31, 2018 € million
Subscribed capital	163.6	163.6
Reserves	1,150.2	1,131.3
Fund for general banking risks	3,168.4	3,115.0
Hidden liabilities/reserves	872.1	776.5
Risk coverage potential	5,354.3	5,186.4

The planned appropriation of profits for 2019 is factored into the risk coverage potential. The economic risk coverage potential slightly increased year on year by allocations to retained earnings and higher reserves.

Under the economic approach, risks from all exposures are analysed irrespective of their accounting. The risks are calculated based on a confidence level of 99.9% and a timeframe of one year. The risk exposures for the individual risk types are aggregated without considering the effects of diversification and are distributed as follows:

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	Risk value Dec. 31, 2019 € million	Risk value Dec. 31, 2018 € million
Credit Risk	330.7	790.1
Market risk	1,211.9	1,085.6
of which risk from interest rate changes	469.5	288.9
of which CVS risk from derivatives	77.0	155.7
of which spread and other risks	650.4	621.0
of which risk buffer	15.0	20.0
Operational risk	88.9	91.4
Strategic risk	74.0	133.2
Total risk	1,705.5	2,100.3

The decrease in the overall risk exposure amount essentially results from lower credit risk exposure. The reason for this is the improved methodology for credit portfolio modelling. With the new credit portfolio model comes an improved calculation of the credit value at risk (CVaR), primarily by more precisely accounting for concentration risks. Interest rate risks have increased, mostly due to revisions made to a scenario during the course of validation. In the case of strategic risks, risk exposure decreased as a result of updating the scenario.

Utilisation of the risk coverage potential has reduced significantly from 40.50% to 31.85% at the reporting date due to the higher risk coverage potential with a lower overall risk. The risk-bearing capacity under the economic approach was maintained at a comfortable level in 2019. All limits were maintained.

Risk-bearing capacity – stress tests

The objective of the stress tests is to analyse whether Rentenbank’s risk-bearing capacity is guaranteed even in exceptional but plausible scenarios across various risk types. For this purpose, Rentenbank simulates a hypothetical scenario (of a serious economic downturn) as well as a historical scenario (financial market crisis and subsequent sovereign debt crisis) and analyses both market-wide and bank-specific aspects. The main risk parameters on which the stress scenarios are based are a deterioration of credit quality and change in interest rates and credit spreads. These stress tests are used to analyse the effects of the stress scenarios under the normative and economic approaches. Under the normative approach, the effects of the scenarios on the income statement and equity base and notably the effect on risk-weighted assets are simulated over a time period of three years. The predominant risk we monitor under the normative approach is credit risk, whereas under the economic approach, credit risk and most of all market price risk are particularly relevant.

The risk-bearing capacity was guaranteed in both approaches even under stress scenarios, confirming the Bank’s comfortable capital situation.

In addition to these stress scenarios, Rentenbank uses an inverse stress test to examine which events could lead to a situation where the risk-bearing capacity is no longer maintained.

Credit risks

Definition

Credit risk is the risk that a contractual partner does not meet or only partially meets their payment obligations. It is also the risk of losses due to a rating downgrade. Distinctions are made between credit risk, migration risk and country risk subtypes.

Rentenbank’s lending business is mostly limited to the funding of banks and institutions or financial institutions as defined in Article 4 CRR as well as to other interbank transactions. The credit risk on the part of the end borrower with special promotional loans is borne by the end borrower's local bank.

Quantification and management

The calculation of credit risk is based on the core risk parameters probability of default, loss given default, exposure at default and the correlations between business partners. The latter serve to simulate simultaneous defaults by business partners within our loans portfolio model.

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Our business partners’ probability of default is derived from their credit ratings. We gauge credit quality by carrying out an internal risk classification process. This involves allocating individual business partners or types of transactions to one of twenty credit rating categories. The ten best rating categories (AAA to BBB-) are assigned to business partners who are subject to low credit risk (investment grade). The next seven rating categories (BB+ to C) denote latent or increased latent risks and the three remaining rating categories (DDD to D) are reserved for non-performing loans or business partners in default.

Our business partners’ credit ratings are reviewed at least once a year based on the assessment of their annual financial statements and an analysis of their financial position. In addition to the key performance indicators, the analysis also takes into account qualitative characteristics, the background of the company, and other relevant factors, such as protection schemes or state guarantees. In addition, country risks pertaining to our business partners’ country of incorporation are reflected in the determination of credit quality. In the case of certain products, such as mortgage bonds (Pfandbriefe), the associated collateral or cover assets are regarded as an additional criterion for determining the product rating over and above the respective national statutory provisions. If new information becomes available concerning a deterioration in the financial position or in the economic prospects of a business partner, the Credit division reviews the credit rating and, if necessary, adjusts the rating.

The loss given default rate quantifies the proportion of the exposure that is not recoverable after the default of a business partner and the liquidation of collateral provided. Rentenbank uses loss given default rates that are specific for products and types of transactions to quantify credit risk; these are determined based on an analytical and expert-based procedure. In this connection, the liquidation chain related to the special promotional loans (which are granted on an ‘on-lending’ basis) is specifically taken into account in measurement and parameterisation of the loss ratio for special promotional loans. In addition, the Bank uses external data sources for individual transaction types.

The exposure at default corresponds to the balance at the reporting date plus off-balance-sheet transactions with individual debtors. This is the residual value of the exposure. The exposure value of derivatives is based on the mark-to-market method, taking into account contractual netting and cash collateral.

The calculation of the economic capital for credit value at risk (CVaR) is effected with a credit portfolio model, factoring in correlations between business partners and, additionally, migration risks. The credit portfolio model was radically overhauled in 2019 and is based on a Merton simulation model.

The method described enables Rentenbank to assess and monitor its risks in accordance with MaRisk. Negative developments as well as portfolio concentrations can therefore be identified at an early stage and countermeasures initiated.

Limitation and reporting

A maximum limit for all credit risk limits as well as an upper limit for unsecured lines are determined by the Management Board. Concentration risks are managed and effectively limited within the Bank at various levels by means of targeted policies. In addition, individual country exposure limits and country transfer risk limits have been established. Currency transfer risks can be limited per currency to mitigate risks.

A limit system manages the level and structure of all credit risks. Limits are specified for all borrowers, issuers and counterparties and, if applicable, subdivided by product and maturity. Rentenbank's risk rating system forms the basis for decisions on granting limits. Furthermore, a certain minimum credit quality is required for certain types of business or limits.

The limitation of credit risks within the context of risk-bearing capacity is effected using CVaR calculated based on the credit portfolio model.

In addition, risk and recovery indicators provide an indication of potential risk increases or of risk migration within the portfolio at an early stage. Warning thresholds ensure that higher limit utilisations are identified early on and that appropriate measures can be taken.

Additional limits are monitored daily. The Management Board is notified immediately if limits are exceeded.

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Credit risks are managed, monitored and reported for individual transactions at borrower level as well as at the level of the group of associated clients, at country level and the level of the total loan portfolio.

Portfolio overview

The Bank has received collateral for the vast majority of its risk exposures in the form of government guarantees and of assignments of the claims from loans to end borrowers which were funded by Rentenbank. The remaining risk exposures mostly include collateralised products such as German mortgage bonds (Pfandbriefe). Unsecured risk exposures mainly relate to loans and advances to credit institutions which are members of joint liability schemes in Germany (Haftungsverbünde).

The total loan portfolio of EUR 85.3 billion (EUR 84.5 billion in 2018) comprises the nominal amounts of the risk exposures in euros. These include special promotional loans including the assignment of the claims from loans to end borrowers, special promotional loans guaranteed by the German states, purchased registered bonds, promissory notes and securities, money market and derivatives transactions, participations as well as any lines of credit agreed externally. However, they do not include guarantees or sureties as well as loans granted from the Federal Republic’s Special Purpose Fund. Participations include the risk exposures associated with Rentenbank’s direct participations.

Entering into financial instruments in the derivatives business is permitted only as a hedging instrument on the basis of a netting and collateral agreement.

The aggregation in the following three tables is based on the country of incorporation and on the level of the legally independent business partner, without taking group relationships into account. The allocation to credit quality categories is effected using the product ratings. The figures presented are based on the nominal amount.

The portfolio is distributed as follows:

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Risk exposures in peripheral countries:

The portfolio of securities and promissory notes of banks from the ‘peripheral’ countries of the eurozone has been reduced to zero (EUR 24.0 million in 2018).

In addition, there are repayment claims from cash collateral provided to Spanish counterparties for derivatives transactions in the amount of EUR 1.4 million due to reporting date differences.

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Provision for loan losses

Specific valuation allowance

Rentenbank assesses on a monthly basis whether there is any objective evidence that not all interest and principal payments may be made in accordance with the contractual terms. For accounting purposes, the Bank uses the following criteria to determine whether the recognition of a specific valuation allowance for a receivable is required:

•	internal credit rating as non-investment grade,
•	non-performing, deferred or restructured exposures,
•	material deterioration in the business partner's credit quality,
•	material deterioration in the credit quality of the business partner's country of incorporation.

Rentenbank assesses the recoverability of both significant individual exposures and securities and exposures of amounts of minor significance on an individual basis. If there is objective evidence of impairment, the allowance is determined as the difference between the carrying amount and the present value of the expected cash flows.

As in the previous year, Rentenbank has not recognised any specific valuation allowances at the balance sheet date.

General valuation allowance

General valuation allowances are made for latent credit risks, the amount of which is calculated using the probability of default and the loss ratio as a basis.

Rentenbank recognised general valuation allowances of EUR 2.5 million (EUR 3.6 million in 2018) for receivables, securities and irrevocable loan commitments.

Market risks

Definition

Market risk is the potential loss resulting from changes in market variables. It comprises interest rate risks, CVA risks from derivatives as well as spread and other market risks. The latter include currency and volatility risks.

Interest rate risk is the risk from unexpected changes in the economic value or the present value of interest-sensitive positions as well as in net interest income due to changes in interest rates. The interest rate risk in terms of the present value is subsumed under the regulatory term Economic Value of Equity (EVE), while the interest rate risk in terms of net interest income is subsumed under the term Net Interest Income (NII). Rentenbank has allocated all transactions to the banking book and calculates interest rate risk from the EVE and NII perspective under the term Interest Rate Risk in the Banking Book (IRRBB).

The CVA risk is the risk of a potential decline in the market value of derivative financial instruments due to a deterioration in counterparty credit quality.

Spread risks are classified as credit spread risks, cross-currency basis swap risks and basis swap risks.

Currency risk is the risk of a present value loss on foreign currency positions based on adverse changes in exchange rates. Open currency positions only result from very low balances on nostro accounts. In the case of foreign currency positions, the market values of underlyings and hedging transactions are essentially distinct from credit spreads due to different valuation parameters. This leads to temporary market value differences caused by exchange rates.

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Volatility risk is the risk that the value of an option is changed due to changes to the implicit volatility. Options also include embedded options.

Further market risks, such as share price and commodity transaction risks, are not relevant due to Rentenbank's business model.

Quantification and management

Interest rate risks

Interest rate risks from a present value or economic perspective are measured daily based on a parallel shift in the interest rate by 160 basis points for the Treasury Management segment and lending business and on a monthly basis at the level of the entire Bank. Equity is not shown as a liability in line with the regulatory accounting method used.

The income-related measurement of interest rate risks is effected as part of the stress scenarios under the normative approach over a time period of three years based on the fixed interest curve in the interest scenarios under analysis.

Risks from negative interest rates are taken into account in present value and income terms, especially the risks from variable-yield transactions with 0% floors.

The risk bearing capacity calculations are supplemented by analysis of stress scenarios.

Interest rate risk in the banking book under the economic approach primarily relates to long-term investment of equity in the Capital Investment segment. Therefore, only increasing interest scenarios are risk-relevant from a present value perspective (EVE). From an income-related perspective (NII), however, falling interest rates are risk-relevant as the effects of interest on new business over time are the main factor here.

The Bank calculates interest rate risk in the banking book in accordance with BaFin circular 06/2019. This involves examining whether the negative change of the present value exceeds 20% of total regulatory own funds in the event of a parallel change in interest rates of +/- 200 basis points. In addition, as early warning indicators, changes in present value resulting from six specified interest rate scenarios are calculated in relation to Tier 1 capital. The threshold for the early warning indicators is 15%. The interest rate co-efficient and Rentenbank’s early warning indicators are below the threshold values.

Generating material income by entering into interest rate risks does not constitute part of Rentenbank’s business strategy.

The Bank limits its exposure to interest rate risks primarily through the use of derivatives. Derivatives are entered into on the basis of micro or macro relationships, the latter being used for special promotional loans.

CVA risks

The CVA risk is the risk of a potential decline in the market value of derivative financial instruments due to a deterioration of the credit quality of the counterparty. In addition to business partners’ probability of default and the loss given default rate, the calculation includes potential future exposure at the level of netting pools.

Spread and other risks

Rentenbank quantifies spread risks using a VaR model based on a historical simulation. The present value sensitivities regarding the spreads of the included transactions are taken into account in the VaR calculation. The maximum loss for the defined confidence level is calculated on the basis of historical market data that goes back up to eight years. Credit spread risks are calculated for securities and highly liquid promissory notes from German states.

Currency and volatility risks are measured by scenario-based changes in exchange rates and volatilities.

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Risk buffer

Model inaccuracies and simplifications are given appropriate consideration by means of a risk buffer.

Limitation and reporting

The market risk limit is allocated to interest rate risk, the CVA risk, spread and other risks as well as to the risk buffer. Compliance with the limits for interest rate risks within the Treasury Management segment and the Promotional Business segment is monitored daily and reported. Reporting of the remaining market risks is on a monthly basis.

Liquidity risks

Definition

Rentenbank defines liquidity risk as the risk of not being in a position to meet current or future payment obligations without restriction.

Quantification and management

Rentenbank's liquidity gaps are limited by an amount defined by the Management Board on the basis of the funding opportunities available to Rentenbank. The liquidity position and the capacity used is monitored on a daily basis.

Instruments available for managing the short-term liquidity position include interbank funds, the issuance of ECP, and open-market transactions with the Bundesbank. Short-term funds up to two years can be borrowed via the Euro Medium Term Note programme (EMTN programme) or by issuing promissory notes and global bonds and using domestic capital market instruments. Furthermore, securities can be bought to manage liquidity.

Under the risk-bearing capacity concept, liquidity risks are not covered by the risk coverage potential but by counterbalancing capacity or liquid assets. Rentenbank’s triple-A ratings and the statutory guarantee of the Federal Republic of Germany allow the Bank to raise liquidity on the market at any time. In addition, any collateral held at the Bundesbank may be pledged.

In accordance with the liquidity coverage ratio (LCR), the bonds issued by Rentenbank are classified as liquid assets in the EU. Rentenbank bonds also qualify as highly liquid assets in other jurisdictions, such as the United States and Canada.

Liquidity stress scenarios

Stress scenarios are intended to examine the effects of unexpected events on Rentenbank’s liquidity position and market liquidity risk. The liquidity stress scenarios developed for this purpose are an integral part of the internal control model. They are calculated and monitored on a monthly basis. The scenario analyses comprise a market-wide scenario with a price decline for securities (market liquidity) and calls of cash collateral as well as an idiosyncratic scenario with a simultaneous drawdown of all irrevocable credit commitments and defaults by major borrowers. A scenario mix is used to simulate the cumulative occurrence of liquidity stress scenarios. Liquidity stress tests are also performed on an ad hoc basis if risk-related events occur.

Liquidity ratios pursuant to the CRR

The regulatory liquidity ratios LCR and NSFR (Net Stable Funding Ratio) are used to limit short-term as well as medium to long-term liquidity risks. The objective is to enable banks to remain liquid even during periods of stress by holding a liquidity buffer and maintaining stable funding. The LCR (i.e. the ratio of high-quality liquid assets to total net cash outflows under stress scenarios) must be at least 1.0.

The minimum requirement for the NSFR (i.e. ratio of the amount of available stable funding relative to the amount of required stable funding) is 1.0 from 2021.

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Limitation and reporting

The liquidity requirement calculated up to 30 days under stress assumptions has to be within the portfolio of liquid assets pursuant to the Liquidity Coverage Ratio (LCR) and the freely available funding potential.

The imputed liquidity requirement for 30 days to two years is limited by the freely available funding potential.

In addition, for the purpose of calculating medium and long-term liquidity, capital inflows and outflows over two years are aggregated on a quarterly basis and carried forward. The cumulative net cash outflows may not exceed a limit set by the Management Board.

The scenario mix is defined as a scenario relevant for control purposes and limits the survival horizon by means of a traffic-light tool.

The short-term and medium to long-term liquidity limits are monitored daily. In the reporting year as in the previous year, liquidity was secure even within stress assumptions at every point in time analysed. All liquidity limits and regulatory liquidity key figures were comfortably maintained. On average, the LCR amounted to 5.29 (6.29 in 2018) and the NSFR to 1.32 (1.31 in 2018).

Reporting on short-term and medium and long-term liquidity, the results of the scenario analyses, the liquidity ratios LCR and NSFR and calculation of the liquidity buffer pursuant to MaRisk is carried out on a monthly basis.

Operational risks

Definition

Operational risks arise from failed or inadequate systems and processes, human error or external events. Operational risks also include legal risks, risks from money laundering, terrorist financing or other criminal acts, behavioural risks, risks from outsourcing, operating risks and event or environmental risks. In the Bank's view, they do not comprise entrepreneurial risks, such as business risks, regulatory risks, reputational risks or pension risks.

Quantification and management

Under the risk-bearing capacity concept, operational risks are quantified for the economic approach at double the figure of the regulatory basic indicator approach.

All loss events and near misses are recorded in a loss event database by operational risk officers on a decentralised basis. The Risk Controlling function is accountable for the analysis and aggregation of incidents as well as for methodological development of the instruments used.

Rentenbank also carries out self-assessments in the form of workshops. Material operational risk scenarios are analysed and assessed here with regard to individual business processes from a risk-based perspective. This also involves specifying subsequent measures (e.g. as regards fraud prevention).

All operational risks are aggregated and analysed on a centralised basis by Risk Controlling. It is responsible for the use of instruments and the methodological development of risk identification, assessment, management and communication. Operational risks are managed by the relevant organisational unit.

Legal risks are managed and monitored by the Legal and Human Resources division. It informs the Management Board about current or potential legal disputes both on an ad hoc basis as well as in the form of semi-annual reports. Legal risks from business transactions are reduced by the Bank by largely using standardised contracts. The Legal department is involved at an early stage in decision-making and significant projects are to be carried out in collaboration with the Legal & Human Resources division. Legal disputes are recorded immediately in the loss event database. They are monitored using a defined risk indicator for the purpose of early risk identification.

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In addition to the Compliance function, Rentenbank has set up a central unit for the prevention of money laundering, terrorist financing and other criminal acts. Such risks, which could put the Bank’s assets at risk, are identified on the basis of a risk analysis in accordance with Section 25h German Banking Act (Kreditwesengesetz, KWG). Organisational measures are then derived from the risk analysis to optimise risk prevention. For this purpose, the Bank also analyses whether general and Bank-specific requirements for an effective organisation are being complied with.

Risks associated with outsourcing are captured as operational risks. Rentenbank has introduced centralised outsourcing management for outsourcing arrangements, while outsourcing arrangements are monitored on a decentralised basis. The central outsourcing management comprises risk management and risk monitoring. A distinction is made between significant and insignificant outsourcing based on a standardised risk analysis. Significant outsourcing is subject to special requirements, in particular with respect to the contracts, the intervals of the risk analyses and reporting.

Operating risks as well as event-related or environmental risks are identified throughout the Bank. They are managed and monitored based on how material they are.

The Bank has put in place an Information Security Management System (ISMS) to protect data, systems, networks and its site. The Information Security Officer (ISO) monitors compliance with the requirements defined by the ISMS as regards confidentiality, availability and integrity of information. Employees are regularly trained in information security and sensitised to risks via various channels. Information security risks are integrated into the operational risk management and are presented in a transparent way. This includes risks arising from the threats relating to cyber risks. The Bank has its service providers carry out regular penetration tests.

The Bank’s Crisis Management has set up preventative and reactive measures in the event of emergencies or crises for time-critical business processes. The emergency manual and business continuity plans establish how to deal with disruptions to business. The Bank checks and monitors the effectiveness of these plans using test or training plans.

Limitation and reporting

The limits for operational risks are set at the amount of the risk exposure value. During the fiscal years 2018 and 2019 there were no loss events for which the potential loss could have exceeded EUR 100 thousand. Reporting is carried out as part of the risk report.

Strategic risks

Definition

Regulatory risk, reputational risk and pension risk, as material risk types, are allocated to the strategic risks.

Regulatory risk is the risk that a change to the regulatory environment could adversely affect the Bank’s business activities or operating profit or that regulatory requirements are only being met at an insufficient level. Reputational risks arise from damage to the Bank’s reputation that has a negative effect on its business operations. Transactions that result in reputational risk for Rentenbank are not entered into. In addition to that, no business is transacted with undertakings that conduct banking or credit brokering outside a regulated framework (shadow banking) as defined in Regulation (EU) No 575/2013. The calculation of pension provisions is based on various assumptions (e.g. interest rate development and mortality tables). The pension risk consists of changing assumptions causing a requirement to increase the pension provisions which are recognised as an expense.

Quantification and management

Regulatory and reputational risks are quantified using a corresponding scenario as part of medium-term planning (capital plan). To this end, regulatory and reputational risks are assumed to have monetary effects (e.g. increased funding costs or unexpected operating and personnel expenses) on the implementation of regulatory requirements. Pension risks are calculated on the basis of sensitivities and assumed parameter changes from an external actuarial opinion.

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The risk exposures in the calculation of the risk-bearing capacity are derived from the scenario in the capital plan.

Losses incurred are monitored in the loss event database as well as in the monthly target/actual comparisons made by the Finance division in the income statement.

Regulatory risks are managed by actively monitoring regulatory projects as well as other legislative initiatives affecting Rentenbank and by identifying any implications for Rentenbank. The Regulatory working group (ART) plays a central role in this process. In particular, it is responsible for monitoring and evaluating regulatory and other legislative initiatives, as well as for strengthening the compliance function. To this end, the Regulatory working group initiates and monitors implementation projects. It reports to the Management Board on a regular basis.

A code of conduct and professional external corporate communications contribute to the management of reputational risks.

The calculation of pension provisions is based on current external parameters such as interest rates, inflation and life expectancy. Interest rate risks are taken into account for this purpose based on the interest-rate risks in the banking book (IRRBB).

Limitation and reporting

As with operational risks, the limits for strategic risks are also set at the amount of the risk exposure value. As in the prior year, no loss events materialised from strategic risks. Reporting is carried out as part of the monthly risk report.

Financial reporting process

The purpose of the financial reporting process is to reflect account allocation and processing of transactions until the required annual financial statements are prepared.

The objectives of the accounting-related ICS (Internal Control System)/RMS are to comply with financial reporting standards and regulations as well as to maintain proper accounting.

The annual financial statements of Rentenbank have been prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) and the German Regulation on the Accounting of Banks and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV).

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The rules are documented in manuals and work instructions. The Finance division monitors them on a regular basis and adjusts them, if necessary, to take into account any changes in legal, regulatory and process-related requirements. The involvement of the Finance division in the New Product Process ensures that new products are included in a proper manner in the financial reporting system.

The documentation of the financial reporting process complies with the German Generally Accepted Accounting Principles (Grundsätze ordnungsmäßiger Buchführung, GoB) and is presented in a manner comprehensible to expert third parties. The relevant records are kept in accordance with the statutory retention periods.

There is a clear separation of functions of the organisational units primarily involved in the financial reporting process. Money market transactions, loans, securities and liabilities are entered in corresponding subledgers and are allocated to different organisational units which monitor these subledgers. The data is transferred from the subledgers to the general ledger via automated interfaces. The Finance division is responsible for accounting, the definition of account allocation rules, the methodology for booking transactions, management of the accounting software and administration of the financial accounting system.

Apart from SAP employed as commercially available software for the Bank’s operations, Rentenbank uses internally developed financial accounting software. The granting of authorisations solely for required tasks is intended to protect the financial reporting process from unauthorised access. Plausibility checks are conducted regularly. In addition, the principle of dual control, standardised reconciliation routines as well as comparison of plan data and actual figures are intended to ensure that errors are identified and corrected on a timely basis. These measures also ensure the correct recognition, presentation and measurement of assets and liabilities.

The Internal Audit department regularly performs process-independent reviews to assess whether the accounting-related ICS/RMS is functioning efficiently.

Timely, reliable and relevant reports are provided to the responsible persons within the framework of the management information system. The Management Board regularly informs the Supervisory Board and its committees about current business developments and about extraordinary events in a timely manner.

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Modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 10 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

FINANCIAL STATEMENTS

Balance Sheet of Landwirtschaftliche Rentenbank

as at December 31, 2019

				Notes	December 31, 2019	December 31, 2018
					€ million	€ million
Assets
1.	Cash and balances with central banks
	a)		Cash on hand		0.3	0.2
	b)		Balances with central banks		20.0	18.2
			of which: with Deutsche Bundesbank €20.0 m (2018: €18.2 m)		20.3	18.4

2.	Loans and advances to banks			11
	a)		Payable on demand		5,144.3	5,649.7
	b)		Other loans and receivables		55,273.0	54,487.9
					60,417.3	60,137.6
3.	Loans and advances to customers			12
			of which:
			Collateralised by mortgages
			€—m (2018: €—m)
			Municipal loans
			€6,417.1 m (2018: €6,433.8 m)		6,486.5	6,486.3

4.	Bonds and other fixed-income securities			13/17

	a)		Bonds and notes
		aa)	Public-sector issuers		654.8	676.9
			of which:
			Securities eligible as collateral with Deutsche Bundesbank €525.3 m (2018: €547.4 m)
		ab)	Other issuers		16,479.7	15,815.6
			of which:		17,134.5	16,492.5
			Securities eligible as collateral with Deutsche Bundesbank €12,747.5 m (2018: €12,658.2 m)
	b)		Own debt securities		27.5	27.5
			Nominal amount €29.0 m (2018: €27.2 m)		17,162.0	16,520.0

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Balance Sheet of Landwirtschaftliche Rentenbank

as of December 31, 2019
(continued)

			Notes	December 31, 2019	December 31, 2018
				€ million	€ million

5.	Shares and other variable-yield securities		14	0.1	0.1
6.	Participations		15/17
	of which:
	in banks €321.9 m (2018: €321.9 m)
	in financial services institutions €— m (2018: €—m)			327.9	327.2
7.	Investments in affiliated companies		15/17
	of which:
	in banks €—m (2018: €—m)
	in financial services institutions €— m (2018: €—m)			49.6	49.6
8.	Assets held in trust		16
	of which:
	Loans held in trust €108.9 m (2018: €110.1 m)			108.9	110.1
9.	Intangible assets		17
	a)	Purchased concessions, industrial property rights and similar rights		18.2	13.8
10.	Property and equipment		17	13.5	14.4
11.	Other assets		18	4,291.0	4,705.3
12.	Prepaid expenses		19
	a)	From issuing and lending business		1,717.3	1,539.1
	b)	Other		291.3	239.2
				2,008.6	1,778.3
Total assets				90,903.9	90,161.1

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Balance Sheet of Landwirtschaftliche Rentenbank

as of December 31, 2019
(continued)

				Notes	December 31, 2019	December 31, 2018
					€ million	€ million
Liabilities and equity
1.	Liabilities to banks			20
	a)	Payable on demand			0.3	0.7
	b)	With agreed term or notice period			2,256.5	2,459.5
					2,256.8	2,460.2
2.	Liabilities to customers			21/31
	a)	Other liabilities
		aa)	Payable on demand		227.4	157.9
		ab)	With agreed term or notice period		2,547.4	3,332.5
					2,774.8	3,490.4
3.	Securitized liabilities			22
	a)	Debt securities issued			77,499.0	76,577.0
4.	Liabilities held in trust			23
	of which:
	Loans held in trust €108.9 m (2018: €110.1 m)				108.9	110.1
5.	Other liabilities			24	861.9	305.0
6.	Deferred income			25
	a)	From issuing and lending business			284.1	234.0
	b)	Other			1,764.8	1,594.1
					2,048.9	1,828.1
7.	Provisions			26
	a)	Provisions for pensions and similar obligations			126.4	118.3
	b)	Other provisions			315.7	358.6
					442.1	476.9
8.	Subordinated liabilities			27	302.7	374.7
9.	Fund for general banking risks				3,294.5	3,241.1
10.	Equity			45
	a)	Subscribed capital			135.0	135.0
	b)	Retained earnings
		ba)	Principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law		1,145.8	1,098.5
			Allocations from guarantee reserve		0.0	0.0
			Allocations from net income		16.2	47.3
					1,162.0	1,145.8
		bb)	Guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law		1.0	1.0
			Withdrawals pursuant to Section 2 (3) of Rentenbank’s Governing Law		0.0	0.0
					1.0	1.0
	c)	Distributable profit			16.3	15.8
					1,314.3	1,297.6
Total liabilities and equity					90,903.9	90,161.1

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Balance Sheet of Landwirtschaftliche Rentenbank

as of December 31, 2019
(continued)

			Notes	December 31, 2019	December 31, 2018
				€ million	€ million

1.	Contingent liabilities		29
	a)	Liabilities from guarantees and indemnity agreements		0.4	0.5

2.	Other commitments		30
	a)	Irrevocable loan commitments		717.8	716.8

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Income Statement of Landwirtschaftliche Rentenbank

for the period from January 1 to December 31, 2019

				Notes	2019	2018
					€ million	€ million
1.	Interest income from			32
	a)	Lending and money market transactions			2,665.2	3,096.7
	b)	Fixed-income securities and debt register claims			301.7	306.0
					2,966.9	3,402.7
	less negative interest of €43.5 m					(41.6)
2.	Interest expense			33	2,674.1	3,115.3
	less positive interest of €5.1 m					(-1.0)
					292.8	287.4
3.	Current income from
	a)	Shares and other variable-yield securities			0.0	0.0
	b)	Participations			7.8	7.7
					7.8	7.7
4.	Fee and commission income				0.1	0.1
5.	Fee and commission expense				2.0	1.8
					-1.9	-1.7
6.	Other operating income			34	6.0	4.4
7.	Administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries		27.8	27.4
		ab)	Social security contributions and expenses for pensions and other employee benefits		5.9	5.5
			of which: for pensions €2.2 m			(1.9)
b)		Other administrative expenses			33.1	33.7
					66.8	66.6
8.	Depreciation, amortization and write-downs of intangible assets as well as property and equipment				6.1	5.2
9.	Other operating expenses			35	20.5	17.7
10.	Write-downs of and allowances for loans and advances and certain securities as well as additions to loan loss provisions				124.4	99.6
11.	Income from reversals of write-downs of participations, investments in affiliated companies and securities held as fixed assets				0.2	1.0
12.	Additions to the fund for general banking risks				53.4	45.5
13.	Profit on ordinary activities				33.7	64.2
14.	Taxes on income and profit				1.1	1.1
15.	Other taxes not included in ‘Other operating expenses’				0.1	0.1
					1.2	1.2
16.	Net income				32.5	63.0

17.	Withdrawals from retained earnings
	From guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law				0.0	0.0
18.	Allocations to retained earnings
	To principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law
	from guarantee reserve from net income				0.0 16.2	0.0 47.2
19.	Distributable profit				16.3	15.8

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Cash flow statement for the period ending December 31, 2019

	2019 € million	2018 € million
Net income/loss for the period	33	63
Depreciation and write-downs, allowances for and reversals of write-downs of loans and advances and fixed assets	7	3
Increase/decrease in provisions	-35	5
Other non-cash expenses/income	178	145
Other adjustments (net)	-231	-250
Increase/decrease in loans and advances to banks	-404	294
Increase/decrease in loans and advances to customers	0	397
Increase/decrease in other assets from operating activities	182	477
Increase/decrease in liabilities to banks	-203	-251
Increase/decrease in liabilities to customers	-715	-364
Increase/decrease in securitized liabilities	922	-317
Increase/decrease in other liabilities from operating activities	777	241
Interest expense/interest income	-293	-287
Income tax expense/income	1	1
Interest and dividends received	3,210	3,617
Interest paid	-2,686	-3,080
Income taxes paid	-1	-1
Cash flows from operating activities	742	693

Proceeds from disposal of financial investments	1,699	2,134
Payments for investments in financial investments	-2,341	-2,784
Proceeds from disposal of property and equipment	0	0
Payments for investments in property and equipment	-1	-1
Payments for investments in intangible fixed assets	-9	-6
Cash flows from investing activities	-652	-657

Appropriation of distributable profit pursuant to Section 9 of Rentenbank's Governing Law	-16	-15
Net change resulting from other financing activities	-72	-31
Cash flows from financing activities	-88	-46

Net change in cash and cash equivalents	2	-10
Cash and cash equivalents at beginning of period	18	28
Cash and cash equivalents at end of period	20	18

The cash flow statement shows the changes in cash and cash equivalents for the fiscal years 2019 and 2018 from operating, investing, and financing activities. Cash and cash equivalents correspond to cash and balances with central banks reported in the balance sheet.

The allocation of cash flows to operating activities is based on the definition of operating profit. The cash flows from investing and financing activities were directly derived from financial accounting. The cash flows from investing activities result from proceeds from and payments for property and equipment and intangible assets as well as from proceeds from and payments for securities held as fixed assets. The net change resulting from financing activities comprises proceeds from and payments for regulatory tier 2 capital as well as the appropriation of our distributable profit.

The cash flow statement was prepared in accordance with the provisions set out in German Accounting Standard No 21.

The cash flow statement is only of limited informative value as an indicator of the liquidity position. For further details on the liquidity management, please refer to the information in the management report.

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Statement of changes in equity as at December 31, 2019

€ million	Subscribed capital	Principal reserve	Guarantee reserve	Distributable profit	Total equity
Equity as of Jan. 1, 2019	135.0	1,145.81)	1.0	15.8	1,297.6
Profit distribution	-	-	-	-15.8	-15.8
Net income	-	16.2	-	16.3	32.5
Allocation to/ withdrawal from guarantee reserve	-	0.0	0.0	-	-
Equity as of Dec. 31, 2019	135.0	1,162.0	1.0	16.3	1,314.3

1) Difference to principle reserve as of December 31, 2018 due to rounding in balance sheet.

Statement of changes in equity as of December 31, 2018

€ million	Subscribed capital	Principal reserve	Guarantee reserve	Distributable profit	Total equity
Equity as of Jan. 1, 2018	135.0	1,098.5	1.0	15.3	1,249.8
Profit distribution	-	-	-	-15.3	-15.3
Net income	-	47.2	-	15.8	63.0
Allocation to/ withdrawal from guarantee reserve	-	0.0	0.0	-	-
Equity as of Dec. 31, 2018	135.0	1,145.7	1.0	15.8	1,297.5

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NOTES

Accounting principles

Accounting policies

(1) General disclosures

(2) Recognition and measurement of financial instruments

(3) Provision for loan losses

(4) Determination of fair value for financial instruments

(5) Loss-free valuation of the banking book

(6) Assets/liabilities held in trust

(7) Property and equipment and intangible assets

(8) Prepaid expenses/deferred income

(9) Provisions

(10) Valuation units/currency translation

Notes to the balance sheet

(11) Loans and advances to banks

(12) Loans and advances to customers

(13) Bonds and other fixed-income securities

(14) Shares and other variable-yield securities

(15) Participations and investments in affiliated companies

(16) Assets held in trust

(17) Fixed assets

(18) Other assets

(19) Prepaid expenses

(20) Liabilities to banks

(21) Liabilities to customers

(22) Securitised liabilities

(23) Liabilities held in trust

(24) Other liabilities

(25) Deferred income

(26) Provisions

(27) Subordinated liabilities

(28) Foreign currency assets and liabilities

(29) Contingent liabilities

(30) Other commitments

(31) Cover calculation

Notes to the income statement

(32) Interest income

(33) Interest expense

(34) Other operating income

(35) Other operating expenses

Other disclosures

(36) Other financial commitments

(37) Derivative financial instruments

(38) Disclosures on valuation units pursuant to Section 285 No 23 HGB

(39) Management Board and Supervisory Board remuneration

(40) Average number of employees pursuant to Section 267 (5) HGB

(41) Participations pursuant to Section 285 No 11 and Section 340a (4) No 2 HGB

(42) Other commitments

(43) Auditors’ fees pursuant to Section 285 No 17 HGB

(44) Disclosure in accordance with Part 8 of Regulation (EU) No 575/2013

(45) Events after the reporting date pursuant to Section 285 No 33 HGB

(46) Proposal for the appropriation of profit pursuant to Section 285 No 34 HGB

(47) Disclosure of mandates held pursuant to Section 340a (4) No 1 HGB

Members of the Management Board and Supervisory Board

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Accounting principles

Landwirtschaftliche Rentenbank (hereinafter referred to as Rentenbank) has its registered office in Frankfurt am Main. The Bank is registered in the Commercial Register of the Local Court of Frankfurt am Main under registration number HRA 30636.

The annual financial statements of Rentenbank have been prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) and the German Regulation on the Accounting of Banks and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV). The structure of the balance sheet and the income statement is based on the templates set out in RechKredV. Balance sheet and income statement items that are included in the template, but not used at Rentenbank, are not reported.

Taking into account the exemption as set out in Section 290 (5) in conjunction with Section 296 (2) HGB, Rentenbank is not required by law to prepare consolidated financial statements in accordance with the HGB. Consequently, pursuant to Section 315e HGB, Rentenbank is not required to prepare consolidated financial statements in accordance with IFRS. Voluntary consolidated financial statements of Rentenbank were not prepared.

Rentenbank is exempt from corporation tax in accordance with section 5 (1) No 2 of the German Corporation Tax Act (Körperschaftsteuergesetz, KStG) and trade tax in accordance with section 3 (2) of the German Trade Tax Act (Gewerbesteuergesetz, GewStG). Accordingly, deferred taxes pursuant to Section 274 HGB do not have to be recognised in the annual financial statements of Rentenbank.

Accounting policies

(1)       General disclosures

Assets, liabilities and pending transactions are measured pursuant to the provisions of Sections 252 et seq. HGB, taking into account the supplementary provisions for credit institutions (Sections 340 et seq. HGB). The annual financial statements to 31 December 2019 are generally based on the same accounting policies as were applied in the prior year’s annual financial statements. Any changes are described below.

Rentenbank does not have a trading book pursuant to Section 1 (35) of the German Banking Act (Kreditwesengesetz, KWG) in conjunction with Article 4 (1) No 86 of Regulation (EU) No 575/2013.

(2)       Recognition and measurement of financial instruments

In accordance with Section 11 RechKredV, pro rata interest is reported in the corresponding balance sheet item.

Loans and advances/liabilities

Loans and advances are accounted for pursuant to Section 340e (2) HGB, i.e. at their nominal amount less impairment losses, if any. Liabilities are recognised at their settlement amount in accordance with Section 253 (1) sentence 2 HGB. Premiums and discounts from loans and advances as well as from liabilities are reported either as prepaid expenses or deferred income. Zero bonds are accounted for at their issue price plus capitalised interest based on the issue yield.

Securities held as fixed assets

All securities are carried at amortised cost if need be less any impairment. Reversals of impairment losses are recognised if the reasons for the impairment no longer apply.

Fixed-income securities held as fixed assets are measured using the moderate lower of cost or market principle pursuant to Section 253 (3) sentence 5 HGB. Following the criteria defined by the Insurance Committee of the Institute of Public Auditors in Germany (IDW), Rentenbank tests for a potential permanent impairment if the bond price was more than 20% below the carrying amount of the bond (cf note 4) in the last six months prior to the balance sheet date or if the average of the daily fair value over the last twelve months was more than 10% below the carrying amount.

74

Since these securities are intended to be held over the long term, no write-downs to fair value are recognised if an impairment is considered to be temporary. In particular, write-downs are not recognised when an identified impairment is only of a temporary nature with respect to future financial performance and it is expected that the securities are fully repaid when due.

Participations and affiliated companies

Participations and investments in affiliated companies are carried at cost less any write-downs.

Securities allocated to the liquidity reserve

Securities allocated to the liquidity reserve are measured using the strict lower of cost or market rule (Section 253 (4) HGB). These instruments are written down to their lower fair value.

Participations and investments in affiliated companies

Participations and investments in affiliated companies are carried at cost in accordance with the requirements for fixed assets. In the case of a probable permanent impairment, they are written down to their lower fair value.

Derivatives

We use derivatives exclusively to hedge known or expected market risk. Measurement effects from derivatives are taken into account within the context of the loss-free valuation of the banking book.

Upfront payments made or received from derivatives contracts are reported in prepaid expenses/deferred income. The amortisation amounts from upfront payments from swap transactions are offset with the nominal interest income or expenses depending on the swap. In the previous year, reversal amounts were not offset.

Other assets/liabilities

Other assets are accounted for at the nominal amount and liabilities at their settlement amount.

(3)       Provision for loan losses

Any identifiable risks in the lending business are sufficiently accounted for by specific valuation allowances and provisions. In addition to the fund for general banking risks reported in the balance sheet, general valuation allowances (GVAs) and contingency reserves pursuant to Section 340f HGB are recognised for latent (credit) risks and deducted from the corresponding asset items.

As at each balance sheet date, Rentenbank assesses whether there is any objective evidence that not all interest and principal payments may be made in accordance with the contractual terms. For accounting purposes, the Bank uses the following criteria to determine whether the recognition of a specific valuation allowance for a receivable is required:

•	Internal credit rating as non-investment grade,
•	Non-performing, deferred or restructured exposures
•	Material deterioration in the business partner’s credit quality
•	Material deterioration in the credit quality of the business partner’s country of incorporation.

General valuation allowances are recognised for latent credit risks, the amount of which is calculated using the probability of default and the loss ratio as a basis.

Bonds and notes are taken into account to the extent that they are recognised at amortised cost.

Due to the fact that its portfolio experiences very few defaults, Rentenbank does not have enough of a default history to allow for a robust estimate of its default rate to be made.

75

The internal master scale is therefore derived from the rates of default put in place by the Fitch, Moody’s and S&P ratings agencies. The probabilities of default are allocated on the basis of the credit quality of the respective business partner.

The loss given default (LGD) rates for specific products and types of business transactions are determined using an analytical and expert-based procedure, taking into account the respective collateralisation.

The use of an expert-based procedure leads to a more accurate measurement of latent default risks and, therefore, to a more precise presentation of a true and fair view of the net assets, financial position and results of operations.

(4)       Determination of the fair value for financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is determined by using either directly observable market prices or own internal calculations on the basis of valuation models and observable market parameters. The fair value of contracts without option features is determined on the basis of the discounted expected future cash flows (discounted cash flow (DCF) method). Hedged items are discounted using a basis curve plus a credit spread based on credit quality.

The discounting of derivatives is based on the OIS (overnight interest rate swap) curve as well as on basis swap spreads and cross-currency (CCY) basis swap spreads. These are distinguished by maturity and currency and obtained from external market data providers. Contracts with option features (option-based contracts) are valued using standard option pricing models. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations between observable market data are also taken into account in the calculation.

(5)       Loss-free valuation of the banking book

In accordance with the IDW statement on individual aspects of the loss-free valuation of interest-bearing transactions in the banking book (interest book) (IDW RS BFA 3), a provision for contingent losses must be recognised for any excess obligations resulting from the banking book in an overall assessment of the transactions.

A periodic (income statement) approach was used to calculate the amount required to be recognised as a provision within the context of the loss-free valuation of the banking book. The banking book comprises all interest-bearing transactions of the Bank and is managed on a uniform basis.

For calculation purposes, future gains or losses in the banking book were determined by income contributed by closed and open interest rate positions.

These future cash flows were discounted as of the reporting date using generally recognised money market and capital market rates which correspond to the respective period. Risk costs were calculated on the basis of future expected losses and the pro rata share of administrative expenses for portfolio management was determined on the basis of internal analyses. As of 31 December 2019, there was no need for provisions on the basis of this calculation.

(6)       Assets/liabilities held in trust

Assets and liabilities held in trust are reported as separate balance sheet items pursuant to Section 6 RechKredV. Owing to the correlation between assets held in trust and liabilities held in trust, both are recognised at the nominal amount.

(7)       Property and equipment and intangible assets

In accordance with German commercial law, property and equipment as well as intangible assets are recorded at cost, less any depreciation and amortisation over their estimated useful lives.

Depreciation of property and equipment as well as amortisation of intangible assets are recognised using the straight-line method over their estimated useful lives, ranging from 33 to 50 years for buildings and

76

from three to six years for operating and office equipment. Intangible assets are amortised on a straight-line basis over a period of three to four years.

(8)       Prepaid expenses/deferred income

Additional prepaid expenses and deferred income are reported pursuant to Section 250 (1) and (2) HGB.

(9)       Provisions

Provisions are recognised as liabilities at their expected settlement amount applying the principles of prudent business judgement and taking into account future price and cost increases. Provisions with a remaining term of more than one year are discounted to the balance sheet date.

Pension provisions

Pension obligations are discounted using the average market interest rate for the last ten fiscal years and this corresponds to the remaining term of the provisions. The rates used are determined and published monthly by the Deutsche Bundesbank in accordance with the German Regulation on the Discounting of Provisions (Rückstellungsabzinsungsverordnung, RückAbzinsV). Pursuant to Section 253 (2) sentence 2 HGB, provisions for pension obligations are discounted at the average market interest rate applicable to an assumed remaining term of 15 years.

In accordance with Section 253 HGB, as amended in 2016, provisions for pension obligations are discounted using the average market interest rate for the past ten fiscal years in accordance with their remaining term (until and including 2015, average market interest rate for the past seven fiscal years). The resulting difference was EUR 14 million in 2019 (EUR 16 million in 2018).

In accordance with Section 253 (6) sentence 2 HGB, profits may only be distributed if the distributable reserves remaining after distribution, adding profit carried forward and deducting loss carried forward, at least equal the difference determined pursuant to Section 253 (6) sentence 1 HGB.

Pension provisions are measured in accordance with actuarial principles, using the projected unit credit (PUC) method. Under the PUC method, the provision amount is defined as the actuarial present value of the pension obligations, earned by the employees in the past periods of service prior to the relevant date in accordance with the pension benefit formula and vesting provisions. The Prof Dr Klaus Heubeck 2018 G mortality tables were used as the biometric calculation parameters.

The following parameters were used as the basis for the calculation as of 31 December 2019:

	2019	2018
Discount rate pursuant to Section 253 (2) sentence 2 HGB	2.71% p.a.	3.21% p.a.
Career trend	1.00% p.a.	1.00% p.a.
Expected rate of salary increases	2.25% p.a.	2.25% p.a.
Expected rate of pension increases (range of adjustments)	1.0–2.25% p.a.	1.0–2.25% p.a.
Employee turnover	average 5.00% p.a.	average 3.50% p.a.
Increase in Consumer Price Index (CPI)	1.75% p.a.	1.75% p.a.
Development of contribution assessment ceilings	2.50% p.a.	2.50% p.a.

Other provisions

Other provisions are discounted at the average market interest rates for the past seven fiscal years which correspond to the remaining term of the provisions. The rates used are determined and published monthly by the Deutsche Bundesbank in accordance with the German Regulation on the Discounting of Provisions.

Provisions for special promotional loans cover the shortfalls in interest payments for the whole term or until the repricing date. The provisions recorded prior to the BilMoG adjustment

77

for the interest rate reductions granted for special promotional loans are maintained by reference to the option available under Article 67 (1) sentence 2 of the Introductory Act to the Commercial Code (Einführungsgesetz zum Handelsgesetzbuch, EGHGB).

(10)       Valuation units/currency translation

Currency translation and the presentation of the transactions in the balance sheet without currency hedging are made pursuant to Section 340h in conjunction with Section 256a HGB and Section 252 (1) No 4 HGB. In accordance with Section 277 (5) sentence 2 HGB, gains from currency translation are reported in ‘other operating income’, while losses from currency translation are recorded in ‘other operating expenses’.

 Rentenbank uses FX swaps and cross-currency swaps to hedge currency risks. Currency hedges are presented in the balance sheet using valuation units pursuant to Section 254 HGB. In these valuation units, the cash flows of the hedged item are fully reflected in the hedging instrument, i.e. the derivative (perfect hedge). The Bank utilises the net hedge presentation method (Einfrierungsmethode) to offset value changes between the hedged item and the hedging instrument. To measure the effectiveness of hedging relationships, the Bank uses the critical term match method, which compares the cash flows of the hedged item with those of the hedging instrument. Exchange rate fluctuations of the corresponding hedged items and hedging derivatives offset each other over the remaining period to their respective maturity dates.

Foreign currency-denominated assets, liabilities and pending transactions were translated into euros at the mid spot rate as of 31 December 2019. For this purpose, Rentenbank uses the European System Central Bank (ECB) foreign exchange reference rate.

Notes to the balance sheet

The reporting in the notes excludes pro rata interest, which may result in differences compared to the amounts reported in the balance sheet.

(11)       Loans and advances to banks

Breakdown by residual maturity	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Payable on demand	5,144	5,650
Other loans and advances
– up to 3 months	1,799	2,035
– more than 3 months to 1 year	5,270	5,160
– more than 1 year to 5 years	23,545	23,116
– more than 5 years	23,970	23,411
Total amount	59,728	59,372

Loans and advances to companies in which participating interests are held amount to EUR 4,325 million (EUR 4,529 million in 2018).

(12)       Loans and advances to customers

Breakdown by residual maturity	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
– up to 3 months	28	95
– more than 3 months to 1 year	192	342
– more than 1 year to 5 years	2,049	1,191
– more than 5 years	3,984	4,641
Total amount	6,253	6,269

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As at 31 December 2019, there were no loans and advances to customers with an indefinite term within the meaning of Section 9 (3) No 1 RechKredV.

(13)       Bonds and other fixed-income securities

The total portfolio of bonds and other fixed-income securities is carried as financial investments. As in the previous year, no securities are held in the liquidity reserve.

Securities held as fixed assets are recorded at a carrying amount of EUR 16,981 million (EUR 16,340 million in 2018). The carrying amount for securities totalling EUR 665 million exceeds the fair value of EUR 660 million. As in the prior year, there is no permanent impairment for securities held as fixed assets. Accordingly, the avoided write-downs amount to EUR 5 million (EUR 10 million in 2018).

As in the prior year, bonds and other fixed-income securities do not include securities of affiliated companies or companies in which participating interests are held.

Disclosures on securities exchange listing and residual maturity:

Securities exchange listing	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
– Listed securities	16,633	16,088
– Unlisted securities	348	252
Total amount	16,981	16,340

Residual maturity of up to 1 year	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
from public sector issuers	-	21
from other issuers	1,687	1,606
Total amount	1,687	1,627

(14)       Shares and other variable-yield securities

As in the previous year, all of the shares and other variable-yield securities held are marketable and listed.

(15)       Participations and investments in affiliated companies

Rentenbank holds participations in the amount of EUR 328 million (EUR 327 million in 2018) and investments in affiliated companies in the amount of EUR 50 million (EUR 50 million in 2018). As in the previous year, participations and investments in affiliated companies do not include marketable securities.

(16)       Assets held in trust

Breakdown	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Receivables from the Federal Republic’s Special Purpose Fund held at Rentenbank	109	110
Loans and advances to banks	0	0
Total amount	109	110

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(17)       Fixed assets

Statement of changes in fixed assets in EUR million

	Intangible assets	Property and equipment		Financial investments
	Software and licenses	Land and buildings	OOE	Bonds and notes	Participations	Investments in affiliated companies
Historical cost
Cost as of Jan. 1, 2019	41	20	14	16,340	327	50
Additions	9	-	1
Disposals	-	-	0		642*
Transfers	-	-	-
Cost as of Dec. 31, 2019	50	20	15	16,981	328	50
Depreciation, amortization, write-downs
Accumulated depreciation, amortization and write-downs as of Jan. 1, 2019	27	7	13	-	0	-
Accumulated depreciation, amortization and write-downs from disposals	-	-	0
Depreciation, amortization and write-downs 2019	5	1	1
Accumulated depreciation, amortization and write-downs as of Dec. 31, 2019	32	8	14
Reversals of write-downs	-	-	-	-	0	-
Carrying amount as of Dec. 31, 2019	18	12	1	16,981	328	50
Carrying amount as of Dec. 31, 2018	14	13	1	16,340	327	50

*)	Net change pursuant to Section 34 (3) sentence 2 HGB
**)	In 2018, the carrying amount for bonds and notes included pro rata interest

(18)       Other assets

Breakdown	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Cash collateral provided for derivatives	4,290	4,705
Other items	1	0
Total amount	4,291	4,705

(19)       Prepaid expenses

Breakdown	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Premium from lending business	1,393	1,182
Discount from issuing business	324	357
Upfront payments from derivative transactions	289	238
Other items	3	1
Total amount	2,009	1,778

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(20)       Liabilities to banks

Breakdown by residual maturity	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Payable on demand	0	1
Other liabilities
– up to 3 months	1	-
– more than 3 months to 1 year	120	185
– more than 1 year to 5 years	885	855
– more than 5 years	635	785
Total amount	1,641	1,826

(21)       Liabilities to customers

Breakdown by residual maturity	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Payable on demand	227	158
Other liabilities
– up to 3 months	59	148
– more than 3 months to 1 year	13	342
– more than 1 year to 5 years	570	425
– more than 5 years	1,830	2,321
Total amount	2,699	3,394

Liabilities to customers include liabilities to affiliated companies in the amount of EUR 100 million (EUR 101 million in 2018). Liabilities to companies in which participating interests are held amount to EUR 1 million (EUR 1 million in 2018).

(22)       Securitised liabilities

Breakdown by residual maturity	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Debt securities issued
– up to 1 year	16,636	13,776
– more than 1 year to 5 years	34,672	37,406
– more than 5 years	25,764	24,958
Total amount	77,072	76,140

(23)       Liabilities held in trust

Breakdown	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Liabilities from the Federal Republic’s Special Purpose Fund held at Rentenbank	109	110
Liabilities to customers	0	0
Total amount	109	110

(24)       Other liabilities

Breakdown	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Cash collateral received for derivatives	858	300
Other items	4	5
Total amount	862	305

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(25)       Deferred income

Breakdown	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Discount from lending business	3	3
Premium from issuing business	281	231
Upfront payments received from derivative transactions	1,764	1,593
Other items	1	1
Total amount	2,049	1,828

(26)       Provisions

This balance sheet item includes provisions for pension obligations of EUR 126 million (EUR 118 million in 2018) to employees who are contractually entitled to receive pension benefits. Other provisions consist of the following:

Other provisions	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Shortfall in interest payments from special promotional loans	286	330
Promotion of Research on Agricultural Innovation	13	11
Promotion of agriculture (Promotional Fund)	5	4
Other provisions	12	14
Total amount	316	359

(27)       Subordinated liabilities

Breakdown by residual maturity	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
– up to 1 year	-	72
– more than 1 year to 5 years	303	263
– more than 5 years	-	40
Total amount	303	375

The subordinated liabilities are issued in the form of promissory notes (carrying amount: EUR 40 million) and bearer securities (carrying amount: EUR 263 million after hedging). The net interest expenses for subordinated liabilities before hedging total EUR 8 million (EUR 9 million in 2018).

Disclosures in relation to funds raised in an amount exceeding 10% each of the total amount of subordinated liabilities (before hedging):

1.	Bond of EUR 100 million; carrying amount: EUR 100 million;

Maturity: 18 August 2021; interest rate: 0.62%

2.	Bond of EUR 100 million; carrying amount: EUR 100 million;

Maturity: 18 August 2021; interest rate: 0.65%

3.	Bond of JPY 5 billion; carrying amount: EUR 41 million;

Maturity: 28 March 2022; interest rate: 5.78%

4.	Bond of JPY 5 billion; carrying amount: EUR 41 million;

Maturity: 30 September 2022; interest rate: 5.005%

 In the case of the four above-mentioned subordinated bonds, early repayment is only possible if there is a change or amendment to tax legislation. The remaining subordinated liabilities in the form of promissory notes

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with a nominal value in the amount of EUR 40 million have original terms to maturity of 20 years and attract 5% interest. A conversion into capital or another form of debt has not been agreed or provided for.

(28)       Foreign currency assets and liabilities

As of the balance sheet date, assets denominated in foreign currency amounted to EUR 5,198 million (EUR 4,699 million in 2018) and liabilities denominated in foreign currency stood at EUR 45,096 million (EUR 46,345 million in 2018). Foreign currency balances were hedged almost entirely through derivatives.

(29)       Contingent liabilities

The contingent liabilities in the amount of EUR 436 thousand (EUR 518 thousand in 2018) generally result from deficiency guarantees. Rentenbank entered into deficiency guarantees with respect to capital market loans granted at a reduced rate of interest for which the federal government has provided counterguarantees. We do not expect these guarantees to be called upon.

(30)       Other commitments

Other commitments consist of irrevocable loan commitments of EUR 718 million (EUR 717 million in 2018) in the special promotional loan business.

The irrevocable loan commitments result from loan commitments where Rentenbank has made a binding commitment to its customers, therefore exposing the Bank to a potential credit risk. Based on experience from previous years, Rentenbank expects that drawdowns on these irrevocable loan commitments will be made almost entirely in 2020.

(31)       Cover calculation

The outstanding liabilities requiring cover include only registered bonds in the amount of EUR 19 million (EUR 19 million in 2018).

An amount of EUR 39 million (EUR 41 million in 2018) of loans and advances to banks is designated to cover debt securities issued.

Notes to the income statement

(32)       Interest income

Interest income from cash collateral provided as well as from lending and money market transactions is reported net of negative interest of EUR 43.5 million (i.e. reducing income by this amount). Interest income includes the pro rata utilisation of the corresponding provisions of EUR 80.1 million (EUR 84.5 million in 2018).

(33)       Interest expense

Interest expense is reported net of positive interest of EUR 5.1 million from money market liabilities and cash collateral received (i.e. reducing expenses by this amount).

Interest expense for provisions for the shortfalls in interest payments from special promotional loans amounted to EUR 26.4 million in 2019 (EUR 70.1 million in 2018). In addition, interest expense includes effects in the amount of EUR 7.1 million from the unwinding of the discount on these provisions (EUR 9.6 million in 2018).

From 2019, the promotional grant in the amount of EUR 9.4 million is presented in interest expense (EUR 0.4 million within ‘Other operating expenses’ in 2018).

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(34)       Other operating income

Disclosures on the most important items pursuant to Section 35 (1) No 4 RechKredV:

Item 6: Other operating income	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Rental income from residential buildings and properties	2	2
Income from reversals of provisions	1	0
Capitalization of project work carried out by Rentenbank employees	1	1
Other refunds	1	1

Other operating income includes currency translation gains of EUR 0.8 thousand (EUR 0.9 thousand in 2018). These currency translation gains result exclusively from the currency translation of balances on current accounts at correspondent banks in foreign countries.

(35)       Other operating expenses

Disclosures on the most important items pursuant to Section 35 (1) No 4 RechKredV:

Item 9: Other operating expenses	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million
Interest expense from the valuation of pension provisions	12	11
Grants for the Research on Agricultural Innovation programme	5	5

Other operating expenses include currency translation losses of EUR 14.9 thousand (EUR 122.5 thousand in 2018). These currency translation losses result exclusively from the currency translation of balances on current accounts at correspondent banks in foreign countries.

Other disclosures

(36)       Other financial commitments

In 2019, framework agreements were concluded with promotional institutions of the federal states in relation to the granting of promotional loans for the 2020 fiscal year in the amount of EUR 1,100 million (EUR 1,790 million in 2018).

(37)       Derivative financial instruments

We use derivatives exclusively to hedge known or expected market risk. The volume of the transactions is capped by counterparty-specific and product-specific limits and is continuously monitored in our risk management.

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Derivative transactions

The following table shows the derivatives not accounted for at fair value in accordance with Section 285 No 19 HGB (netting and collateral agreements have not been taken into account):

Derivatives in the banking book to hedge:	Nominal amounts		Fair values positive	Fair values negative
	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2019
	€ million	€ million	€ million	€ million
Interest rate risks
Interest rate swaps	108,065	106,645	1,683	5,048
- Of which termination and conversion rights embedded in swaps	952	925	87	0
Swaptions
- Sales	396	797	-	0
Total exposure to interest rate risks	108,461	107,442	1,683	5,048
Currency risks
Cross-currency swaps	45,544	45,494	1,948	2,099
- Of which currency options embedded in swaps	16	32	2	-
Currency swaps	4,353	5,328	7	46
Total exposure to currency risks	49,897	50,822	1,955	2,145
Total exposure to interest rate and currency risks	158,358	158,264	3,638	7,193

The following table presents a breakdown of derivative transactions by residual maturity:

Derivatives in the banking book	Nominal amounts		Nominal amounts
	Interest rate risks		Currency risks
	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
	€ million	€ million	€ million	€ million
- up to 3 months	2,553	5,309	8,678	4,561
- more than 3 months to 1 year	10,178	9,745	4,023	6,191
- more than 1 year to 5years	51,035	48,095	23,281	25,652
- more than 5 years	44,695	44,293	13,915	14,418
Total	108,461	107,442	49,897	50,822

The following table presents a breakdown of derivative transactions by counterparty group:

Derivatives in the banking book	Nominal amounts		Fair values positive	Fair values negative
	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2019
	€ million	€ million	€ million	€ million
Banks in OECD countries	141,323	143,897	3,212	6,450
Other counterparties in OECD countries	16,704	14,046	425	743
Banks in non-OECD countries	331	321	1	-
Total	158,358	158,264	3,638	7,193

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(38)       Disclosures on valuation units pursuant to Section 285 No. 23 HGB

The following table provides an overview of the hedged items in valuation units as of the balance sheet date:

Balance sheet item	Risk hedged	Carrying amount 2019	Carrying amount 2018
		€ million	€ million
Other loans and advances to banks	Currency	54	26
Bonds and other fixed-income securities	Currency	4,900	4,621
Liabilities to customers	Currency	126	163
Securitized liabilities	Currency	45,257	46,995
Subordinated liabilities	Currency	63	125

(39)       Management Board and Supervisory Board

In the 2019 fiscal year, the total remuneration paid to the members of the Management Board of Rentenbank in accordance with Section 285 No 9a and 9b HGB amounted to EUR 1,875 thousand (EUR 1,912 thousand in 2018). The following remuneration was paid to the individual members of the Management Board in the 2019 fiscal year:

Breakdown	Fixed remuneration	Variable remuneration***	Other remuneration	Total
	€ thousand	€ thousand	€ thousand	€ thousand
Dr. Horst Reinhard	745	27	29	801
Dietmar Ilg	480	-	16	496
Dr. Marc Kaninke*	280	-	10	290
Hans Bernhardt **	248	27	13	288
Management Board, total	1,753	54	68	1,875

*) Beginning of contract term: June 1, 2019

**) End of contract term: April 30, 2019

***) Last tranche of the payment deferrals for the 2015 fiscal year

As of 31 December 2019, provisions for pension obligations to the former members of the Management Board and their surviving dependants totalled EUR 19,724 thousand (EUR 15,237 thousand in 2018). Current benefit payments amounted to EUR 1,411 thousand (EUR 1,285 thousand in 2018).

In accordance with the remuneration stipulations, the Chairman of the Supervisory Board receives an annual basic remuneration of EUR 30 thousand, his deputy EUR 20 thousand, and each other member of the Supervisory Board receives EUR 10 thousand. Furthermore, the members of the Supervisory Board who are members of a committee receive a remuneration of EUR 2 thousand and members who chair a committee EUR 4 thousand. Remuneration was set at nil for members of the federal government, who are members of the Supervisory Board in accordance with section (7) 1 No 4 of the Governing Law of Landwirtschaftliche Rentenbank.

The total remuneration of the Supervisory Board in the year under review amounted to EUR 295 thousand (EUR 301 thousand in 2018), partly including VAT.

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The following table shows the individual remuneration (excluding VAT):

	Membership		Remuneration
	2019	2018	2019	2018
			EUR thousand	EUR thousand
Joachim Rukwied	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	46.0	42.0
Julia Klöckner	Jan. 1 - Dec. 31	Mar. 14 - Dec. 31	0.0	17.4*
Udo Folgart	Jan. 1 – Jul. 4	Jan. 1 - Dec. 31	7.0	14.0
Bernhard Krüsken	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	18.0	16.0
Michael Reuther	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	15.0	14.0
Dr Caroline Toffel	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	14.0	14.0
Werner Hilse	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	11.0	12.0
Manfred Nüssel	Jan. 1 – Jul. 4	Jan. 1 - Dec. 31	7.0	12.0
Harald Schaum	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	14.0	12.0
Brigitte Scherb	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	12.0	12.0
Dr Marcus Pleyer	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	18.0	16.0
Werner Schwarz	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	13.0	10.0
Dr Werner Hildenbrand	Jan. 1 – Jul. 4	Jan. 1 - Dec. 31	5.0	10.0
Dr Hermann Onko Aeikens	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	16.0	16.0
Dr Birgit Roos	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	13.0	12.0
Priska Hinz	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	10.0	10.0
Dr Till Backhaus	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	10.0	10.0
Barbara Otte-Kinast	Jan. 1 - Dec. 31	-	10.0	10.0
Franz-Josef Holzenkamp	Jul.4 -Dec. 31	-	6.0	-
Karsten Schmal	Jul.4 -Dec. 31	-	6.0	-
Rainer Schuler	Jul.4 -Dec. 31		5.0	-
Christian Schmidt	-	Jan. 1 – Mar. 13	-	4.6 **
Total remuneration			256.0	264.0

*) Direct donation to the ‘Mittelpunkt Mensch’ foundation
**) Direct donation to ‘Ev.-luth. Kirchengemeinde Obernzenn/Urphertshofen’

(40)       Average number of employees pursuant to Section 267 (5) HGB

Employees	2019			2018
	Men	Women	Total	Men	Women	Total
Full-time employees	156	81	237	153	81	234
Part-time employees	10	58	68	8	57	65
Total	166	139	305	161	138	299

Overall, Rentenbank employed an annual average of 139 female employees (138 in 2018) and 166 male employees (161 in 2018) as full-time and part-time employees.

(41)       Participations pursuant to Section 285 No 11 and Section 340a (4) No 2 HGB

In accordance with Section 286 (3) sentence 1 No 1 HGB, we do not provide a list of participations pursuant to Section 285 No 11 HGB due to their minor significance for the assessment of the Bank’s net assets, financial position and results of operations.

Pursuant to Section 340a (4) No 2 HGB, the participations in large corporations, where the participation exceeds 5% of the voting rights, are shown below:

-	Niedersächsische Landgesellschaft mbH, Hanover
-	Landgesellschaft Schleswig-Holstein mbH, Kiel
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(42)       Other commitments

As long as Rentenbank holds 100% of the shares in LRB, Rentenbank has committed itself in a letter of comfort to provide financial resources to LRB, enabling it to fulfil its obligations at all times when due.

(43)       Auditors’ fees pursuant to Section 285 No. 17 HGB

Rentenbank’s auditors’ fees are as follows:

Breakdown	2019	2018**
	€ thousand	€ thousand
Audit services*	406.6	429.0
Other assurance services	54.2	78.4
Other services	0.0	300.6
Total	460.8	808.0

*) Of the auditors’ fees for 2019, the following amounts were attributable to the prior-year period: EUR 34.7 thousand for audit services.

**) Of the auditors’ fees for 2018, the following amounts were attributable to the prior-year period: EUR 72.9 thousand for audit services, EUR 0.2 thousand for other assurance services and EUR 16.3 thousand for other services.

(44)       Disclosure in accordance with Part 8 of Regulation (EU) No 575/2013

In relation to the disclosure in accordance with Part 8 of the Capital Requirements Regulation (CRR) (Articles 435 to 455), readers are referred to the Disclosure Report which is published at www.rentenbank.de.

(45)       Events after the reporting date pursuant to Section 285 No 33 HGB

After the end of the fiscal year, no significant events occurred that would affect the Bank’s income statement or balance sheet.

(46)       Proposal for the appropriation of profit pursuant to Section 285 No 34 HGB

The preparation of the annual financial statements for the fiscal year 2019 with respect to profit appropriation is subject to the approval of the Supervisory Board.

The proposal for the 2019 appropriation of net income and profit presents the following resolutions:

▪	Of the net income of EUR 32,500,000 reported in the income statement, EUR 16,250,000 is allocated to the principal reserve (Hauptrücklage) pursuant to Section 2 (2) of Rentenbank’s Governing Law.
▪	With respect to the remaining distributable profit of EUR 16,250,000, EUR 8,125,000 is provided for the Federal Republic’s Special Purpose Fund and EUR 8,125,000 for the Promotional Fund.

(47)       Disclosure of mandates held pursuant to Section 340a (4) No. 1 HGB

In accordance with Section 340a (4) No 1 HGB, mandates held by statutory representatives or other employees of Rentenbank in supervisory bodies to be formed by law of large corporations (Section 267 (3) HGB) are shown below:

Dietmar Ilg	VR Smart Finanz AG, Eschborn (Member of the Supervisory Board)

The Declaration of Conformity with the German Public Corporate Governance Code by the Management Board and the Supervisory Board is publicly available on Rentenbank’s website.

The annual financial statements and the management report are available on Rentenbank’s website as well as in the electronic Federal Gazette (Bundesanzeiger). They may also be obtained at the registered office of Rentenbank.

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Members of the Management Board and Members of the Supervisory Board

(during the period from 1 January 2019 to 13 March 2020)

Management Board

Dr Horst Reinhardt (Chairman, Chief Markets Officer), Dipl.-Volkswirt, MBA

Dietmar Ilg (Chief Risk Officer), Dipl.-Kaufmann

Dr Marc Kaninke (Chief Financial Officer/Chief Information Officer), Dipl.-Volkswirt, Dipl.-Kaufmann (from 1 June 2019)

Hans Bernhardt (Chief Finance and IT Officer), Dipl.-Kaufmann (until 30 April 2019)

Supervisory Board

Chairman: Joachim Rukwied President of the German Farmers’ Association (DBV)	Deputy Chairwoman: Julia Klöckner Federal Minister for Food and Agriculture

Representatives of the German Farmers’ Association:

Werner Hilse Farmers’ Association of Lower Saxony	Brigitte Scherb German Rural Women’s Association
Bernhard Krüsken Secretary General of the German Farmers’ Association	Karsten Schmal President of the Farmers’ Association of Hesse (from July 4, 2019)
Werner Schwarz President of the Farmers’ Association of Schleswig-Holstein	Udo Folgart Honorary President of the Farmers Association of Brandenburg (until July 4, 2019)

Representative of the German Raiffeisen Association:

Franz-Josef Holzenkamp President of the German Raiffeisen Association (from July 4, 2019)	Manfred Nüssel Honorary President of the German Raiffeisen Association, Berlin (until July 4, 2019)

Representative of the Food Industry:

Rainer Schuler President of the Federal Association of Agricultural Traders (from 4 July 2019)	Dr. Werner Hildenbrand Deputy Chairman of the Federation of German Food and Drink Industries (BVE) (until July 4, 2019)

State Ministers of Agriculture:

Hesse: Priska Hinz Member of the Landtag (State Parliament) Minister of the Environment, Climate Protection, Agriculture and Consumer Protection (until December 31, 2019)	Lower Saxony: Barbara Otte-Kinast Minister of Food, Agriculture and Consumer Protection (until December, 31, 2019)
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Mecklenburg-Western Pomerania: Dr. Till Backhaus Member of the Landtag (State Parliament) Minister of Agriculture and Environment (until December 31, 2019)	North Rhine-Westphalia: Ursula Heinen-Esser Minister of State for Environment, Agriculture, Conservation and Consumer Protection, North Rhine-Westphalia (from January 1, 2020)

Saxony: Wolfram Günther Minister of State for Energy, Climate Protection, Environment and Agriculture, Free State of Saxony (from January 1, 2020)	Saarland: Sebastian Thul State Secretary for the Ministry of Environment and Consumer Protection, Saarland (from January 1, 2020)

Representative of the Trade Unions:

Harald Schaum Deputy Chairman of the IG Bauen-Agrar-Umwelt

Representative of the Federal Ministry for Food and Agriculture:

Dr. Hermann Onko Aeikens State Secretary (retired)

Representative of the Federal Ministry of Finance:

Dr. Marcus Pleyer

Head of Directorate

Representatives of credit institutions or other credit experts:

Dr. Birgit Roos Chairwoman of the Management Board of Sparkasse Krefeld	Michael Reuther Member of the Management Board of Commerzbank AG (until December 31, 2019)
Dr. Caroline Toffel Member of the Management Board of Berliner Volksbank eG. Berlin

Frankfurt am Main, March 13, 2020

LANDWIRTSCHAFTLICHE RENTENBANK

The Management Board

/s/ Dr. Horst Reinhardt	/s/ Dietmar Ilg	/s/ Dr. Marc Kaninke

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Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Bank, and the management report includes a fair review of the development and performance of the business and the position of the Bank, together with a description of the principal opportunities and risks associated with the expected development of the Bank.

Frankfurt am Main, March 13, 2020

LANDWIRTSCHAFTLICHE RENTENBANK

The Management Board

/s/ Dr. Horst Reinhardt	/s/ Dietmar Ilg	/s/ Dr. Marc Kaninke

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This is an English translation of the German text, which is the sole authoritative version.

Based on the results of our audit, we have issued the following unqualified audit opinion:

Independent Auditor's Report

To Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany

REPORT ON THE AUDIT OF THE ANNUAL FINANCIAL STATEMENTS AND OF THE MANAGEMENT REPORT

Audit Opinions

We have audited the annual financial statements of Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany, which comprise the balance sheet as at 31 December 2019, the statement of profit and loss, the statement of cash flows and the statement of changes in equity for the financial year from 1 January to 31 December 2019 and the notes to the financial statements, including the presentation of the recognition and measurement policies. In addition, we have audited the management report of Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany, for the financial year from 1 January to 31 December 2019. In accordance with the German legal requirements, we have not audited the content of the declaration of compliance of the executive board and the supervisory board concerning the Public Corporate Governance Code of the German Federal Government referred to in section “Basic information on the Bank”, sub-section “Public Corporate Governance Code” of the management report.

In our opinion, on the basis of the knowledge obtained in the audit,

•	the accompanying annual financial statements comply, in all material respects, with the requirements of German commercial law and give a true and fair view of the assets, liabilities and financial position of the Company as at 31 December 2019 and of its financial performance for the financial year from 1 January to 31 December 2019 in compliance with German Legally Required Accounting Principles, and
•	the accompanying management report as a whole provides an appropriate view of the Company’s position. In all material respects, this management report is consistent with the annual financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. Our audit opinion on the management report does not cover the content of the declaration of compliance of the executive board and the supervisory board concerning the Public Corporate Governance Code of the German Federal Government referred to in section “Basic information on the Bank”, sub-section “Public Corporate Governance Code” of the management report.

Pursuant to Section 322 (3) sentence 1 German Commercial Code (HGB), we declare that our audit has not led to any reservations relating to the legal compliance of the annual financial statements and of the management report.

Basis for the Audit Opinions

We conducted our audit of the annual financial statements and of the management report in accordance with Section 317 HGB and the EU Audit Regulation (No 537/2014; referred to subsequently as “EU Audit Regulation”) and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW). Our responsibilities under those requirements and principles are further described in the “Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report” section of our auditor’s report. We are independent of the Company in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. In addition, in accordance with Article 10 (2) point (f) of the EU Audit Regulation, we declare that we have not provided non-audit services prohibited under Article 5 (1) of the EU Audit Regulation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the annual financial statements and on the management report.

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Key Audit Matters in the Audit of the Annual Financial Statements

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the annual financial statements for the financial year from 1 January to 31 December 2019. These matters were addressed in the context of our audit of the annual financial statements as a whole and in forming our audit opinion thereon; we do not provide a separate audit opinion on these matters.

In the following, we present the issue of identification and measurement of provisions for credit losses, which we have determined in the course of our audit to be a key audit matter. Our presentation of this key audit matter has been structured as follows:

a)	description (including reference to corresponding information in the annual financial statements and the management report)
b)	auditor’s response

Identification and measurement of provisions for credit losses

a)	In its annual financial statements for the financial year ended 31 December 2019, Landwirtschaftliche Rentenbank discloses loans and advances to credit institutions, loans and advances to customers, securities and contingent liabilities as well as irrevocable loan commitments totalling bEUR 84.8 arising from its lending business. In the light of the relative significance of credit transactions in the balance sheet of Rentenbank given a balance sheet total of bEUR 90.9, we considered the provisions for credit losses to be a key audit matter. The provisions for credit losses as at 31 December 2019 are as follows:

Rentenbank has set up general allowances of mEUR 2.5 and general provisions of kEUR 7 to provide for inherent credit risks in the lending business. As in the prior year, no specific allowances and/or provisions for imminent credit losses are recognised in the annual financial statements.

For the purpose of determining general allowances for inherent credit risks, loans and advances to credit institutions, loans and advances to customers, securities, contingent liabilities and irrevocable loan commitments without any identifiable imminent credit losses are allocated to rating levels on the basis of quantitative and qualitative criteria. They are calculated using an expected loss approach. For this purpose, the Bank uses annual probabilities of default in accordance with the respective internal rating levels. The probabilities of default are derived from data published by rating agencies using regression analyses. The loss given default is determined individually for each business line.

For determining potential specific allowances and/or provisions for imminent credit losses, the loans and advances, securities, contingent liabilities and irrevocable loan commitments for which a sustainable debt servicing capacity is not expected are identified in a first step. Subsequently, the specific allowances and/or provisions are determined on a case-by-case basis based on estimated future cash flows, taking into account expected cash inflows from the sale of collateral, if applicable.

The loss given default is the key value-determining parameter for determining the general allowances. In addition to this, in the light of the credit volume, we consider the identification of any need for specific allowances to be significant, as, in the scope of credit monitoring, this identification requires appropriate assumptions to be made concerning the solvency of the borrowers and, if applicable, the recoverability of collateral, and as, in this respect, these estimations and/or assumptions are subject to the judgement of the executive directors of Rentenbank.

Concerning an explanation of the system for risk provisioning, we draw attention to section 3 “Provision for loan losses” of the notes to the financial statements of Landwirtschaftliche Rentenbank as well as section “Credit risks” in the management report.

b)	In the scope of our audit, we relied, based on our risk assessment, on control-based and substantive procedures. We performed the following audit procedures, among others:

First, we obtained an understanding of the development and composition of the credit portfolio, the associated credit risks and the internal control system with regard to the identification, management,

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monitoring and valuation of provisions for credit losses and assured ourselves of the appropriateness and effectiveness of the relevant accounting-related system of internal controls.

With regard to Rentenbank’s recognition and measurement policies, we assessed whether the method for measuring the general allowances and provisions complies with legally required accounting principles. As part of our audit of the risk management, we assessed and reviewed the methodological appropriateness of the parametrisation of default probabilities and loss given default. Moreover, we audited the correctness of the calculations for determining the general allowances and/or provisions. In addition, we audited the implementation and effectiveness of controls regarding the up-to-dateness and correctness of borrower ratings used by Rentenbank as well as for identifying defaulted borrowers and/or issuers. By means of a sample, which we determined both by risk-orientated means and on a random basis, we audited whether specific allowances for imminent credit losses were necessary using documentation supplied for proving creditworthiness and, if applicable, collaterals.

Other Information

The executive directors are responsible for the other information. The other information comprises:

•	the declaration of compliance of the executive board and the supervisory board concerning the Public Corporate Governance Code of the German Federal Government referred to in section “Basic information on the Bank”, sub-section “Public Corporate Governance Code” of the management report,
•	the executive directors’ confirmation regarding the annual financial statements and the management report pursuant to Section 264 (2) sentence 3 HGB and Section 289 (1) sentence 5 HGB, respectively, and
•	all the remaining parts of the annual report, with the exception of the audited annual financial statements and management report and our auditor’s report.

Our audit opinions on the annual financial statements and on the management report do not cover the other information, and consequently we do not express an audit opinion or any other form of assurance conclusion thereon.

In connection with our audit, our responsibility is to read the other information and, in so doing, to consider whether the other information

•	is materially inconsistent with the annual financial statements, with the management report or our knowledge obtained in the audit, or
•	otherwise appears to be materially misstated.

Responsibilities of the Executive Directors and the Supervisory Board for the Annual Financial Statements and the Management Report

The executive directors are responsible for the preparation of the annual financial statements that comply, in all material respects, with the requirements of German commercial law and that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles. In addition, the executive directors are responsible for such internal control as they, in accordance with German Legally Required Accounting Principles, have determined necessary to enable the preparation of annual financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the annual financial statements, the executive directors are responsible for assessing the Company’s ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting, provided no actual or legal circumstances conflict therewith.

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Furthermore, the executive directors are responsible for the preparation of the management report that as a whole provides an appropriate view of the Company’s position and is, in all material respects, consistent with the annual financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the management report.

The supervisory board is responsible for overseeing the Company’s financial reporting process for the preparation of the annual financial statements and of the management report.

Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report

Our objectives are to obtain reasonable assurance about whether the annual financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the management report as a whole provides an appropriate view of the Company’s position and, in all material respects, is consistent with the annual financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor’s report that includes our audit opinions on the annual financial statements and on the management report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Section 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual financial statements and this management report.

We exercise professional judgement and maintain professional scepticism throughout the audit. We also

•	identify and assess the risks of material misstatement of the annual financial statements and of the management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.
•	obtain an understanding of internal control relevant to the audit of the annual financial statements and of arrangements and measures relevant to the audit of the management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of these systems of the Company.
•	evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures.
•	conclude on the appropriateness of the executive directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the annual financial statements and in the management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to be able to continue as a going concern.
•	evaluate the overall presentation, structure and content of the annual financial statements, including the disclosures, and whether the annual financial statements present the underlying
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transactions and events in a manner that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles.

•	evaluate the consistency of the management report with the annual financial statements, its conformity with German law, and the view of the Company’s position it provides.
•	perform audit procedures on the prospective information presented by the executive directors in the management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate audit opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the annual financial statements of the current period and are therefore the key audit matters. We describe these matters in the auditor’s report unless law or regulation precludes public disclosure about the matter.

OTHER LEGAL AND REGULATORY REQUIREMENTS

Further information pursuant to Article 10 of the EU Audit Regulation

We were elected as auditor by resolution of the supervisory board on 28 March 2019. We were engaged by the supervisory board on 4 July 2019. We have been the auditor of Landwirtschaftliche Rentenbank, Frankfurt am Main/Germany, since the financial year 2019.

We declare that the audit opinions expressed in this auditor’s report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (long-form audit report).

In addition to our audit, we provided the audited company and/or the entities controlled by that company with the following services, which were not disclosed in the annual financial statements or management report of the audited company:

•	project-based audit of the project for implementing SAP,
•	issuance of a comfort letter and other related assurance services, and
•	preparatory services in relation to a quality assessment of the internal audit function.
96

GERMAN PUBLIC AUDITOR RESPONSIBLE FOR THE ENGAGEMENT

The German Public Auditor responsible for the engagement is Stephanie Fischer.

Frankfurt am Main/Germany, March 13, 2020

Deloitte GmbH
Wirtschaftsprüfungsgesellschaft

Signed:	Christian Schweitzer Wirtschaftsprüfer (German Public Auditor)	Signed:	Stephanie Fischer Wirtschaftsprüferin (German Public Auditor)

97

Report of the Supervisory Board

The Supervisory Board and its committees performed the duties delegated to them in accordance with Rentenbank’s Governing Law, its statutes and corporate governance principles, and advised and supervised the Management Board on its orderly conduct of business throughout the fiscal year.

The annual financial statements as well as the management report were prepared by the Management Board in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) to 31 December 2019 and were audited by the auditors Deloitte GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, who issued an unqualified audit opinion. The findings of the audit were noted with approval by the Supervisory Board.

The Supervisory Board reviewed the annual financial statements, including the management report and the 2019 annual report on Landwirtschaftliche Rentenbank. The Supervisory Board adopts the Bank's annual financial statements including the management report for the 2019 fiscal year.

Of the net income of EUR 32,500,000 reported in the income statement, EUR 16,250,000 is being allocated to the principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law.

With respect to the remaining distributable profit of EUR 16,250,000 the Supervisory Board resolved to allocate EUR 8,125,000 to the German Federal Government’s Special Purpose Fund and EUR 8,125,000 to the Promotional Fund.

The Supervisory Board is satisfied that the Management and Supervisory Boards have complied with the German Public Corporate Governance Code (PCGK) as amended on 30 June 2009. It will continually monitor compliance with and the implementation of the Code. The Supervisory Board approves the Corporate Governance Report, including the Declaration of Conformity.

April 2, 2020, Frankfurt am Main

THE SUPERVISORY BOARD
OF LANDWIRTSCHAFTLICHE RENTENBANK

Chairman
/s/ Joachim Rukwied

98

SUPPLEMENTARY INFORMATION ON FUNDED DEBT(1)

The following table sets forth information concerning Rentenbank’s outstanding bonds and notes as of December 31, 2019, with an initial maturity of more than one year and issued in the capital markets.

Currency/ISIN	Coupon Type/Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

Euro
XF0029600768	fixed	4.21	2020	100,000,000.00	100,000,000.00
XF0029600768	fixed	4.21	2020	10,000,000.00	10,000,000.00
XF0029600768	fixed	4.21	2020	10,000,000.00	10,000,000.00
XF0029600651	fixed	4.10	2020	1,000,000.00	1,000,000.00
XF0029600164	fixed	4.39	2020	2,500,000.00	2,500,000.00
XF0029600164	fixed	4.39	2020	250,000.00	250,000.00
XF0029600503	fixed	3.83	2020	1,000,000.00	1,000,000.00
XF0029600651	fixed	4.10	2020	10,000,000.00	10,000,000.00
XF0029600784	fixed	4.08	2020	10,000,000.00	10,000,000.00
DE0002942463	floating	4.90	2020	50,000,000.00	50,000,000.00
XS0765435697	floating	0.00	2020	250,000,000.00	250,000,000.00
XS0780331004	fixed	1.88	2020	1,000,000,000.00	1,000,000,000.00
XS0875263724	floating	0.00	2020	1,100,000,000.00	1,100,000,000.00
XS0963399257	fixed	1.46	2020	50,000,000.00	50,000,000.00
XS0994797529	fixed	1.38	2020	1,300,000,000.00	1,300,000,000.00
XS1151583843	fixed	0.20	2020	10,000,000.00	10,000,000.00
XS1260094021	fixed	0.14	2020	200,000,000.00	200,000,000.00
XS1263983873	fixed	0.15	2020	100,000,000.00	100,000,000.00
XF0029500414	fixed	0.33	2021	200,000,000.00	200,000,000.00
XF0029600776	fixed	4.29	2021	5,000,000.00	5,000,000.00
XF0029600776	fixed	4.29	2021	100,000,000.00	100,000,000.00
XF0029600776	fixed	4.29	2021	25,000,000.00	25,000,000.00
XF0029600628	fixed	4.09	2021	20,000,000.00	20,000,000.00
XF0029600685	fixed	4.13	2021	4,000,000.00	4,000,000.00
XF0029600685	fixed	4.13	2021	1,000,000.00	1,000,000.00
XF0029600685	fixed	4.13	2021	1,000,000.00	1,000,000.00
XF0029600776	fixed	4.29	2021	10,000,000.00	10,000,000.00
XS0670798171	fixed	2.88	2021	1,350,000,000.00	1,350,000,000.00
XS1016363308	floating	0.00	2021	1,200,000,000.00	1,200,000,000.00
XS1282903548	fixed	0.13	2021	150,000,000.00	150,000,000.00
XS1290249686	fixed	0.21	2021	100,000,000.00	100,000,000.00
XS0194344437	floating	0.00	2021	100,000,000.00	100,000,000.00
XS0195402192	floating	0.00	2021	100,000,000.00	100,000,000.00
XF0029600636	fixed	4.13	2022	20,000,000.00	20,000,000.00
XS1069776232	fixed	1.25	2022	1,550,000,000.00	1,550,000,000.00
XS1324535514	fixed	0.25	2022	1,400,000,000.00	1,400,000,000.00
XF0029500422	fixed	0.40	2023	400,000,000.00	400,000,000.00
XF0029600289	fixed	4.10	2023	5,000,000.00	5,000,000.00
XF0029600107	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600081	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600123	fixed	4.53	2023	10,000,000.00	10,000,000.00
XF0029600123	fixed	4.53	2023	10,000,000.00	10,000,000.00
XF0029600180	fixed	4.38	2023	30,000,000.00	30,000,000.00
XF0029600222	fixed	4.00	2023	5,000,000.00	5,000,000.00
99

Currency/ISIN	Coupon Type/Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

XF0029600222	fixed	4.00	2023	50,000,000.00	50,000,000.00
XF0029600321	fixed	4.19	2023	10,000,000.00	10,000,000.00
XF0029600297	fixed	4.05	2023	10,000,000.00	10,000,000.00
XF0029600297	fixed	4.05	2023	25,000,000.00	25,000,000.00
XF0029600297	fixed	4.05	2023	1,000,000.00	1,000,000.00
XF0029600263	fixed	4.04	2023	10,000,000.00	10,000,000.00
XF0029600263	fixed	4.04	2023	2,000,000.00	2,000,000.00
XF0029600297	fixed	4.05	2023	5,000,000.00	5,000,000.00
XF0029600297	fixed	4.05	2023	500,000.00	500,000.00
XF0029600123	fixed	4.53	2023	300,000.00	300,000.00
XS1342915326	fixed	0.22	2023	200,000,000.00	200,000,000.00
XS1835983922	fixed	0.05	2023	2,500,000,000.00	2,500,000,000.00
XF0029600990	fixed	2.07	2024	50,000,000.00	50,000,000.00
XF0029601006	fixed	2.02	2024	100,000,000.00	100,000,000.00
XF0029212598	fixed	4.16	2024	2,000,000.00	2,000,000.00
XF0029600156	fixed	4.51	2024	30,000,000.00	30,000,000.00
XF0029600156	fixed	4.51	2024	15,000,000.00	15,000,000.00
XF0029600156	fixed	4.51	2024	10,000,000.00	10,000,000.00
XF0029600156	fixed	4.51	2024	700,000.00	700,000.00
XF0029600099	fixed	4.55	2024	10,000,000.00	10,000,000.00
XF0029600057	fixed	4.58	2024	20,000,000.00	20,000,000.00
XF0029600446	fixed	4.20	2024	15,000,000.00	15,000,000.00
XF0029600446	fixed	4.20	2024	5,000,000.00	5,000,000.00
XF0029600172	fixed	4.48	2024	15,000,000.00	15,000,000.00
XF0029600032	fixed	4.48	2024	20,000,000.00	20,000,000.00
XF0029600073	fixed	4.53	2024	40,000,000.00	40,000,000.00
XF0029600206	fixed	4.24	2024	10,000,000.00	10,000,000.00
XF0029600719	fixed	4.37	2024	10,000,000.00	10,000,000.00
XF0029600024	fixed	4.48	2024	25,000,000.00	25,000,000.00
XF0029600172	fixed	4.48	2024	10,000,000.00	10,000,000.00
XS1055718875	fixed	1.79	2024	15,000,000.00	15,000,000.00
XS1347758663	fixed	0.38	2024	2,000,000,000.00	2,000,000,000.00
XS1548516316	fixed	0.17	2024	100,000,000.00	100,000,000.00
XS1564325550	fixed	0.25	2024	1,900,000,000.00	1,900,000,000.00
XS1599274401	fixed	0.12	2024	100,000,000.00	100,000,000.00
XF0029211954	fixed	5.00	2024	5,000,000.00	5,000,000.00
XF0029211947	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211954	fixed	5.00	2024	5,000,000.00	5,000,000.00
XF0029211970	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211988	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029212812	fixed	0.24	2025	10,000,000.00	10,000,000.00
XF0029500430	fixed	0.16	2025	500,000,000.00	500,000,000.00
XF0029600198	fixed	4.23	2025	25,000,000.00	25,000,000.00
XF0029601014	fixed	2.00	2025	50,000,000.00	50,000,000.00
XF0029212820	fixed	0.25	2025	10,000,000.00	10,000,000.00
XF0029600198	fixed	4.23	2025	1,000,000.00	1,000,000.00
XF0029600396	fixed	4.23	2025	5,000,000.00	5,000,000.00
XF0029600396	fixed	4.23	2025	2,000,000.00	2,000,000.00
XF0029600404	fixed	4.23	2025	25,000,000.00	25,000,000.00
XF0029600404	fixed	4.23	2025	10,000,000.00	10,000,000.00
XF0029600412	fixed	4.20	2025	50,000,000.00	50,000,000.00
100

Currency/ISIN	Coupon Type/Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

XF0029600412	fixed	4.20	2025	250,000.00	250,000.00
XF0029600412	fixed	4.20	2025	5,000,000.00	5,000,000.00
XF0029600495	fixed	4.33	2025	5,000,000.00	5,000,000.00
XF0029600396	fixed	4.23	2025	10,000,000.00	10,000,000.00
XS1673096829	fixed	0.25	2025	1,600,000,000.00	1,600,000,000.00
XS1787328548	fixed	0.50	2025	1,550,000,000.00	1,550,000,000.00
XF0029601022	fixed	2.05	2026	50,000,000.00	50,000,000.00
XF0029212804	fixed	0.38	2026	30,000,000.00	30,000,000.00
XF0029600834	fixed	4.15	2026	5,000,000.00	5,000,000.00
XF0029600818	zero	0.00	2026	51,058,182.99	51,058,182.99
XF0029600818	zero	0.00	2026	4,084,654.64	4,084,654.64
XF0029600818	zero	0.00	2026	5,105,818.30	5,105,818.30
XF0029600818	zero	0.00	2026	3,063,490.98	3,063,490.98
XF0029600818	zero	0.00	2026	4,084,654.64	4,084,654.64
XF0029600818	zero	0.00	2026	14,296,291.24	14,296,291.24
XF0029600925	fixed	3.91	2026	25,000,000.00	25,000,000.00
XS1379610675	fixed	0.38	2026	2,375,000,000.00	2,375,000,000.00
XF0029115338	floating	0.00	2027	19,290,123.46	19,290,123.46
XF0029600370	fixed	4.00	2027	50,000,000.00	50,000,000.00
XF0029600370	fixed	4.00	2027	15,000,000.00	15,000,000.00
XF0029600875	zero	0.00	2027	19,807,946.77	19,807,946.77
XF0029600875	zero	0.00	2027	1,100,441.49	1,100,441.49
XF0029600875	zero	0.00	2027	23,109,271.22	23,109,271.22
XS1615677280	fixed	0.63	2027	1,700,000,000.00	1,700,000,000.00
XF0029600040	fixed	4.51	2028	20,000,000.00	20,000,000.00
XF0029600065	fixed	4.49	2028	20,000,000.00	20,000,000.00
XF0029600149	fixed	4.41	2028	2,000,000.00	2,000,000.00
XF0029600149	fixed	4.41	2028	1,000,000.00	1,000,000.00
XF0029600149	fixed	4.41	2028	20,000,000.00	20,000,000.00
XF0029600149	fixed	4.41	2028	20,000,000.00	20,000,000.00
XF0029600115	fixed	4.47	2028	20,000,000.00	20,000,000.00
XF0029600115	fixed	4.47	2028	20,000,000.00	20,000,000.00
XF0029600461	fixed	4.32	2028	5,000,000.00	5,000,000.00
XF0029600248	fixed	3.91	2028	20,000,000.00	20,000,000.00
XF0029600248	fixed	3.91	2028	30,000,000.00	30,000,000.00
XS1918006641	fixed	0.71	2028	10,000,000.00	10,000,000.00
XS1951092144	fixed	0.38	2028	1,050,000,000.00	1,050,000,000.00
XF0029600743	zero	0.00	2029	23,887,400.24	23,887,400.24
XF0029600743	zero	0.00	2029	21,498,660.22	21,498,660.22
XF0029600743	zero	0.00	2029	2,388,740.02	2,388,740.02
XS1935141033	fixed	0.40	2029	10,000,000.00	10,000,000.00
XS1957349332	fixed	0.50	2029	1,650,000,000.00	1,650,000,000.00
XS2021173922	fixed	0.05	2029	600,000,000.00	600,000,000.00
XS2084429963	fixed	0.00	2029	1,000,000,000.00	1,000,000,000.00
XS1192872866	fixed	0.63	2030	1,910,000,000.00	1,910,000,000.00
XF0029600909	fixed	4.10	2031	20,000,000.00	20,000,000.00
XF0029600933	zero	0.00	2031	190,000,000.00	190,000,000.00
XF0029600933	zero	0.00	2031	100,000,000.00	100,000,000.00
XF0029600933	zero	0.00	2031	100,000,000.00	100,000,000.00
XF0029600933	zero	0.00	2031	100,000,000.00	100,000,000.00
XF0029600933	zero	0.00	2031	10,000,000.00	10,000,000.00
101

Currency/ISIN	Coupon Type/Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

XF0029600602	fixed	4.48	2031	15,000,000.00	15,000,000.00
XF0029600602	fixed	4.48	2031	5,000,000.00	5,000,000.00
XF0029600602	fixed	4.48	2031	5,000,000.00	5,000,000.00
XF0029600594	fixed	4.48	2031	20,000,000.00	20,000,000.00
XF0029601147	fixed	0.31	2031	15,000,000.00	15,000,000.00
XS1386405150	fixed	0.60	2031	20,000,000.00	20,000,000.00
XF0029601030	fixed	1.20	2035	45,000,000.00	45,000,000.00
XF0029601030	fixed	1.20	2035	1,000,000.00	1,000,000.00
XF0029601030	fixed	1.20	2035	1,000,000.00	1,000,000.00
XF0029601030	fixed	1.20	2035	1,000,000.00	1,000,000.00
XF0029601048	zero	0.00	2035	42,000,000.00	42,000,000.00
XS1290114757	zero	0.00	2035	34,800,000.00	34,800,000.00
XF0029601105	zero	0.00	2036	65,638,543.30	65,638,543.30
XF0029601097	zero	0.00	2036	63,302,185.47	63,302,185.47
XF0029601071	zero	0.00	2036	63,249,840.38	63,249,840.38
XF0029601071	zero	0.00	2036	2,749,993.06	2,749,993.06
XF0029601097	zero	0.00	2036	1,346,855.01	1,346,855.01
XF0029601097	zero	0.00	2036	1,346,855.01	1,346,855.01
XF0029601071	zero	0.00	2036	1,374,996.53	1,374,996.53
XF0029601121	zero	0.00	2036	31,735,859.00	31,735,859.00
XF0029601113	zero	0.00	2036	31,893,025.25	31,893,025.25
XF0029601139	zero	0.00	2036	30,504,751.00	30,504,751.00
XF0029601162	zero	0.00	2036	33,538,928.25	33,538,928.25
XS1511781897	fixed	0.63	2036	1,550,000,000.00	1,550,000,000.00
XS1774153248	zero	0.00	2038	70,738,910.00	70,738,910.00
XF0029600917	zero	0.00	2041	75,771,322.69	75,771,322.69
XF0029600941	zero	0.00	2041	76,000,000.00	76,000,000.00
XF0029600958	zero	0.00	2041	49,000,000.00	49,000,000.00
XF0029600941	zero	0.00	2041	152,000,000.00	152,000,000.00
XF0029601089	zero	0.00	2041	16,000,000.00	16,000,000.00
XF0029601055	zero	0.00	2045	19,379,868.40	19,379,868.40
XF0029601055	zero	0.00	2045	4,844,967.10	4,844,967.10
XF0029601063	zero	0.00	2045	19,097,519.00	19,097,519.00
XF0029601063	zero	0.00	2045	4,774,379.75	4,774,379.75
XF0029601154	zero	0.00	2046	44,000,000.00	44,000,000.00
XF0029601170	zero	0.00	2046	84,887,433.00	84,887,433.00
XF0029601188	zero	0.00	2046	84,737,436.10	84,737,436.10
XF0029601204	zero	0.00	2047	145,207,565.76	145,207,565.76
XF0029601212	zero	0.00	2047	1,815,094.57	1,815,094.57
XF0029601212	zero	0.00	2047	9,075,472.85	9,075,472.85
XF0029601220	zero	0.00	2047	18,247,278.60	18,247,278.60
XS1573223622	zero	0.00	2047	106,000,000.00	106,000,000.00
XS1701861848	zero	0.00	2047	31,717,479.50	31,717,479.50
DE0002942448	zero	0.00	2049	509,500.00	509,500.00
Euro Total:	190			36,701,561,735.79	36,701,561,735.79

102

Currency/ISIN	Coupon Type/Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

Australian Dollar
XS0955269260	fixed	4.45	2020	25,000,000.00	15,629,884.34
AU3CB0191278	fixed	5.50	2020	1,450,000,000.00	906,533,291.65
AU3CB0226728	fixed	2.70	2020	1,225,000,000.00	765,864,332.60
XS0613944353	fixed	6.57	2021	17,000,000.00	10,628,321.35
AU3CB0228716	fixed	2.50	2021	400,000,000.00	250,078,149.42
AU3CB0192276	fixed	5.50	2022	1,050,000,000.00	656,455,142.23
AU3CB0227841	fixed	2.70	2022	1,225,000,000.00	765,864,332.60
XS0956359383	fixed	4.88	2023	50,000,000.00	31,259,768.68
AU3CB0204543	fixed	4.25	2023	1,925,000,000.00	1,203,501,094.09
AU3CB0214211	fixed	4.75	2024	1,475,000,000.00	922,163,175.99
AU3CB0222362	fixed	4.25	2025	1,100,000,000.00	687,714,910.91
AU3CB0220598	fixed	4.75	2026	780,000,000.00	487,652,391.37
AU3CB0239796	fixed	2.60	2027	675,000,000.00	422,006,877.15
AU3CB0246999	fixed	3.25	2028	955,000,000.00	597,061,581.74
AU3CB0254001	fixed	3.20	2029	450,000,000.00	281,337,918.10
AU3CB0265411	fixed	1.90	2030	100,000,000.00	62,519,537.36
AU3CB0247062	fixed	3.40	2032	100,000,000.00	62,519,537.36
Australian Dollar Total:	17			13,002,000,000.00	8,128,790,246.95

Brazilian Real
XS1332716601	fixed	10.00	2020	300,000,000.00	66,434,882.74
Brazilian Real Total:	1			300,000,000.00	66,434,882.74

Candian Dollar
CA515110AM67	fixed	4.88	2020	128,000,000.00	87,683,244.28
XS1089927781	fixed	2.25	2021	100,000,000.00	68,502,534.59
Candian Dollar Total:	2			228,000,000.00	156,185,778.87

Swiss Franc
XS0418386479	fixed	2.82	2021	50,000,000.00	46,065,966.46
CH0049932863	fixed	2.83	2024	50,000,000.00	46,065,966.46
Swiss Franc Total:	2			100,000,000.00	92,131,932.93

British Pound Sterling
XF0029212754	fixed	3.76	2020	10,000,000.00	11,753,643.63
XS1353633750	fixed	1.38	2020	500,000,000.00	587,682,181.48
XS1723623978	fixed	0.70	2020	175,000,000.00	205,688,763.52
XS1409512693	fixed	1.13	2021	650,000,000.00	763,986,835.92
XS2063283712	fixed	0.63	2022	250,000,000.00	293,841,090.74
XS1550212416	fixed	1.13	2023	1,300,000,000.00	1,527,973,671.84
XS1944468617	fixed	1.38	2024	250,000,000.00	293,841,090.74
XS1872363558	fixed	1.38	2025	625,000,000.00	734,602,726.85
XS2035406987	fixed	0.88	2026	325,000,000.00	381,993,417.96
British Pound Sterling Total:	9			4,085,000,000.00	4,801,363,422.66

Hong Kong Dollar
XS1800025618	fixed	2.00	2020	100,000,000.00	11,432,099.05
XS2038540485	fixed	1.85	2021	200,000,000.00	22,864,198.10
Hong Kong Dollar Total:	2			300,000,000.00	34,296,297.14

103

Currency/ISIN	Coupon Type/Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

Japanese Yen
XS0120074777	fixed	3.40	2020	2,000,000,000.00	16,401,508.94
XS0128270757	fixed	2.77	2021	1,000,000,000.00	8,200,754.47
XS0129607783	fixed	2.60	2021	1,000,000,000.00	8,200,754.47
XS0134907327	fixed	2.50	2021	2,300,000,000.00	18,861,735.28
XS0141839141	fixed	2.60	2022	2,500,000,000.00	20,501,886.17
XS0158467554	floating	0.00	2022	2,000,000,000.00	16,401,508.94
XS0075146208	floating	0.00	2022	5,000,000,000.00	41,003,772.35
XS0080533598	floating	0.00	2022	5,000,000,000.00	41,003,772.35
XS0065054149	floating	0.00	2025	3,000,000,000.00	24,602,263.41
XS0064185035	floating	0.00	2026	10,000,000,000.00	82,007,544.69
Japanese Yen Total:	10			33,800,000,000.00	277,185,501.07

Mexican Peso
XS1721762240	fixed	7.46	2027	230,000,000.00	10,838,729.14
Mexican Peso Total:	1			230,000,000.00	10,838,729.14

Norwegian Kroner
XS0213329096	fixed	3.91	2020	500,000,000.00	50,690,403.29
XS0942541912	fixed	2.63	2020	2,000,000,000.00	202,761,613.17
NO0010778251	floating	3.11	2021	600,000,000.00	60,828,483.95
XS1560721927	floating	3.08	2022	500,000,000.00	50,690,403.29
XS1940127217	fixed	1.38	2022	1,000,000,000.00	101,380,806.59
XS2051677909	fixed	1.25	2023	1,000,000,000.00	101,380,806.59
Norwegian Kroner Total:	6			5,600,000,000.00	567,732,516.88

New Zealand Dollar
NZLRBDT007C5	fixed	4.38	2020	125,000,000.00	75,061,550.47
NZLRBDT010C9	fixed	4.00	2020	600,000,000.00	360,295,442.26
NZLRBDT011C7	fixed	3.00	2021	100,000,000.00	60,049,240.38
NZLRBDT012C5	fixed	3.63	2022	150,000,000.00	90,073,860.57
XF0029212796	fixed	4.11	2023	15,000,000.00	9,007,386.06
XF0029212796	fixed	4.11	2023	6,000,000.00	3,602,954.42
NZLRBDT013C3	fixed	3.00	2023	250,000,000.00	150,123,100.94
NZLRBDT009C1	fixed	5.38	2024	1,000,000,000.00	600,492,403.77
XS1839905608	fixed	3.62	2028	40,000,000.00	24,019,696.15
XS1557161269	fixed	4.32	2032	15,000,000.00	9,007,386.06
New Zealand Dollar Total:	10			2,301,000,000.00	1,381,733,021.08

Swedish Krona
XS1981094102	fixed	0.63	2026	2,000,000,000.00	191,446,184.48
XS1690650392	fixed	1.46	2027	2,780,000,000.00	266,110,196.42
XS1739553755	fixed	1.22	2027	150,000,000.00	14,358,463.84
XS1784133099	fixed	1.42	2028	187,000,000.00	17,900,218.25
XS1811361978	fixed	1.24	2028	150,000,000.00	14,358,463.84
XS1908251322	fixed	1.23	2028	3,650,000,000.00	349,389,286.67
XS1910862108	fixed	1.24	2028	1,600,000,000.00	153,156,947.58
Swedish Krona Total:	7			10,517,000,000.00	1,006,719,761.08
104

Currency/ISIN	Coupon Type/Number of Issues	Interest Rate per annum in %	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

Singapore Dollar
XS1599444418	fixed	1.72	2022	500,000,000.00	330,884,785.92
Singapore Dollar Total:	1			500,000,000.00	330,884,785.92

Turkish Lira
XS1277644685	fixed	8.20	2020	150,000,000.00	22,440,644.50
XS1069567151	fixed	9.50	2022	165,000,000.00	24,684,708.94
Turkish Lira Total:	2			315,000,000.00	47,125,353.44

United States Dollar
XS1107866979	fixed	1.88	2020	500,000,000.00	445,077,443.48
XS1190529989	fixed	1.63	2020	2,650,000,000.00	2,358,910,450.42
US515110BU72	fixed	2.38	2020	2,000,000,000.00	1,780,309,773.90
XF0029212747	fixed	3.80	2021	10,000,000.00	8,901,548.87
XF0029212762	fixed	3.43	2021	50,000,000.00	44,507,744.35
XF0029212762	fixed	3.43	2021	10,000,000.00	8,901,548.87
XF0029212770	fixed	3.05	2021	25,000,000.00	22,253,872.17
XF0029212770	fixed	3.05	2021	10,000,000.00	8,901,548.87
XS1047849093	fixed	2.38	2021	1,575,000,000.00	1,401,993,946.95
US51511CAM01	floating	2.25	2021	1,080,000,000.00	961,367,277.91
US51511CAN83	floating	2.16	2021	1,550,000,000.00	1,379,740,074.77
XS1434518012	floating	2.24	2021	100,000,000.00	89,015,488.70
US515110BL73	fixed	2.25	2021	1,250,000,000.00	1,112,693,608.69
US515110BS27	fixed	2.00	2021	1,500,000,000.00	1,335,232,330.43
US515110BW39	fixed	1.75	2021	1,000,000,000.00	890,154,886.95
US51511CAK45	floating	2.04	2022	1,745,000,000.00	1,553,320,277.73
XS1218982251	fixed	1.88	2023	2,400,000,000.00	2,136,371,728.68
US515110BV55	fixed	3.13	2023	1,250,000,000.00	1,112,693,608.69
XS1551675488	fixed	2.38	2024	1,200,000,000.00	1,068,185,864.34
XS1270831420	floating	2.40	2025	30,000,000.00	26,704,646.61
XS1371543742	floating	2.62	2025	40,000,000.00	35,606,195.48
US515110BN30	fixed	2.00	2025	2,000,000,000.00	1,780,309,773.90
US515110BP87	fixed	2.38	2025	1,500,000,000.00	1,335,232,330.43
US515110BR44	fixed	1.75	2026	1,500,000,000.00	1,335,232,330.43
XS1691887852	fixed	2.44	2027	50,000,000.00	44,507,744.35
US515110BT00	fixed	2.50	2027	1,250,000,000.00	1,112,693,608.69
XF0029601196	fixed	3.50	2037	25,000,000.00	22,253,872.17
XF0029601196	fixed	3.50	2037	2,000,000.00	1,780,309.77
XF0029601196	fixed	3.50	2037	2,000,000.00	1,780,309.77
XF0029601196	fixed	3.50	2037	1,000,000.00	890,154.89
United States Dollar Total:	30			26,305,000,000.00	23,415,524,301.23

South African Rand
XS1321568831	fixed	6.50	2020	350,000,000.00	22,183,770.35
XS1069178173	fixed	8.25	2022	1,550,000,000.00	98,242,411.57
South African Rand Total:	2			1,900,000,000.00	120,426,181.92

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2019.
(2)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2019.

105

THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 358,000 square kilometers (about 138,000 square miles). Its total population is estimated to have increased to 83.2 million people at the end of 2019 compared to 83.0 million people at the end of 2018. The projected increase is again due to Germany’s expected immigration surplus, which is thought to have more than offset the birth deficit (i.e., the negative difference between births and deaths). Based on provisional results, the Federal Statistical Office estimates that net immigration was between 300,000 and 350,000 persons in 2019. The migration surplus declined for the fourth consecutive year after the extremely strong inflow of foreigners in 2015. In 2017, approximately 16.8% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2019, Tables 1.1.2, 2.1.9 (https://www.destatis.de/DE/Themen/Querschnitt/Jahrbuch/statistisches-jahrbuch-2019-dl.pdf?__blob=publicationFile&v=5); Statistisches Bundesamt, Population growth in 2019 expected to be lowest since 2012, press release of January 27, 2020 (https://www.destatis.de/EN/Press/2020/01/PE20_022_12411.html;jsessionid=55AAA4B8DC997B16E8D9B85A659A550F.internet731; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2020/01/PD20_022_12411.html).

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The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2018	2017 (1)	2016 (1)	2015	2014
	(number of persons)
Total population	83,019,213	82,792,351	82,521,653	82,175,684	81,197,537

Age distribution	(percent of total population)
Under 20	18.4	18.4	18.4	18.3	18.2
20-40	24.6	24.6	24.5	24.5	24.1
40-60	28.8	29.1	29.4	29.8	30.3
60-80	21.7	21.7	21.6	21.6	21.8
80 and more	6.5	6.2	6.0	5.8	5.6

Growth rate	(percent change on the previous year)
Total population	0.3	0.3	0.4	1.2	0.5
Under 20	0.3	0.2	1.0	2.2	0.5
20-40	0.5	0.7	0.6	2.6	1.1
40-60	-0.8	-0.8	-0.9	-0.4	-0.6
60-80	0.3	0.5	0.4	0.4	0.7
80 and more	4.6	4.2	4.5	4.1	4.1

(1)	Due to methodological changes and further technical developments, the results for the 2017 and 2016 reporting years are only comparable with the previous years’ figures to a certain extent. The accuracy of the results for 2016 in particular is limited due to inconsistencies, among other things, in connection with the increased immigration and the resulting problems in the registration of persons seeking protection under reporting law.

Sources: Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen, Deutschland (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html); Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen,Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html).

Notwithstanding the population increase in recent years due to net immigration, the German population is poised for a decline due to the gradual aging of its population. Without the migration surplus, the population would have fallen every year since 1972 because more people died than were born in each year since 1972. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term. According to estimates of the Federal Statistical Office, higher net immigration is expected to have only limited effects on long-term population trends and cannot reverse the trend towards increased population aging.

Sources: Statistisches Bundesamt, Population growth in 2019 expected to be lowest since 2012, press release of January 27, 2020 (https://www.destatis.de/EN/Press/2020/01/PE20_022_12411.html;jsessionid=55AAA4B8DC997B16E8D9B85A659A550F.internet73); Statistisches Bundesamt, Bevölkerung Deutschlands bis 2060, 13. koordinierte Bevölkerungsvorausberechnung 2015 (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsvorausberechnung/Publikationen/Downloads-Vorausberechnung/bevoelkerung-deutschland-2060-presse-5124204159004.pdf?__blob=publicationFile&v=3); Statistisches Bundesamt, Currently high immigration cannot reverse population ageing, press release of January 20, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_021_12421.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 24, 2017.

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A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Alternative for Germany (AfD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke, founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 19 electoral periods. After prolonged negotiations, the most recent general election, held in September 2017, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD). On March 14, 2018, the Bundestag re-elected Dr. Angela Merkel (CDU) Chancellor for the fourth time. Dr. Merkel has been serving as Chancellor since 2005. On October 20, 2018, however, she announced that her current term as Chancellor would be her last.

Sources: The Federal Returning Officer, Official final result of the 2017 Bundestag Election, press release of October 12, 2018 (https://www.bundeswahlleiter.de/en/info/presse/mitteilungen/bundestagswahl-2017/34_17_endgueltiges_ergebnis.html); Koalitionsvertrag zwischen CDU, CSU und SPD Ein neuer Aufbruch für Europa. Eine neue Dynamik für Deutschland. Ein neuer Zusammenhalt für unser Land, March 12, 2018 (https://www.bundeskanzlerin.de/Content/DE/_Anlagen/2018/03/2018-03-14-koalitionsvertrag.pdf?__blob=publicationFile&v=1); The Federal Chancellor, Angela Merkel re-elected Chancellor, news of March 14, 2018 (https://www.bundeskanzlerin.de/Content/EN/Artikel/2018/03_en/2018-03-14-wahl-im-bundestag_en.html); CDU, Angela Merkel verzichtet auf erneute Kandidatur für CDU-Vorsitz, press release of October 29, 2018 (https://www.cdu.de/artikel/angela-merkel-verzichtet-auf-erneute-kandidatur-fuer-cdu-vorsitz).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2017 Elections		2013 Elections		2009 Elections		2005 Elections		2002 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats

CDU/CSU	33.0	246	41.5	311	33.8	239	35.2	226	38.5	248
SPD	20.5	153	25.7	193	23.0	146	34.2	222	38.5	251
AfD	12.6	94	4.7	—	—	—	—	—	—	—
FDP	10.7	80	4.8	—	14.6	93	9.8	61	7.4	47
Die Linke. (1)	9.2	69	8.6	64	11.9	76	8.7	54	4.0	2
Bündnis 90/Die Grünen	8.9	67	8.4	63	10.7	68	8.1	51	8.6	55
Others	5.0	—	6.2	—	6.0	—	3.9	—	3.0	—
Total		709		631		622		614		603

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Der Bundeswahlleiter 2018 (https://www.bundeswahlleiter.de/bundestagswahlen/2017/ergebnisse/bund-99.html), Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the EU. Since its foundation, the EU has grown considerably over time. Following the withdrawal of the United Kingdom (“UK”) from the EU on January 31, 2020, 27 countries currently belong to the EU. These include

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Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain and Sweden (together, the “Member States”). See “—Political Integration” below for more information on the UK’s decision to withdraw from the EU and the withdrawal process. According to provisional data, the aggregate population of the 27 Member States was approximately 447 million as of January 1, 2019. The EU is still in the process of change. Formal membership negotiations are currently being conducted with Turkey, Montenegro and Serbia. On March 25, 2020, it was decided to start accession negotiations with Albania and North Macedonia. Bosnia and Herzegovina and Kosovo are potential candidates.

Sources: European Union, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); European Union, The history of the European Union: 1945-1959 (https://europa.eu/european-union/about-eu/history/1945-1959_en); European Union, About the EU (https://europa.eu/european-union/about-eu/countries_en#28members); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do? tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); European Commission, Enlargement, Countries, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm); European Commission, Commission welcomes the green light to opening of accession talks with Albania and North Macedonia, press release of March 25, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/IP_20_519).

Political Integration

The EU’s three main institutions are the Council of the EU (representing the governments of the Member States)(the “Council”), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In addition, the European Council, which consists of the heads of state or government of the Member States, the European Council President and the President of the European Commission, defines the EU’s overall political direction and priorities. It is not one of the EU’s legislating institutions, but rather sets the EU’s policy agenda, traditionally by adopting conclusions during European Council meetings which identify issues of concern and actions to take.

The Treaty of Lisbon is the most recent binding agreement between the EU and its Member States and entered into force on December 1, 2009. It amends and supplements the existing treaties underlying the EU and aims to provide the EU with the legal framework and tools necessary to meet future challenges and to respond to citizens’ demands. Among other matters, the treaty aims to make the EU more democratic and transparent by strengthening the role of the European Parliament and national parliaments, by offering more opportunities to citizens to provide input for policy proposals, by clearly categorizing competences between Member States and the EU and by explicitly recognizing the possibility for a Member State to withdraw from the EU. To reflect the EU’s enlargement and improve the effectiveness and efficiency of its decision-making, the treaty also streamlined and modernized EU institutions and simplified their working methods and voting rules. In addition, a permanent European Council President and a High Representative for Foreign Affairs were installed.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); Europa.eu, EU treaties: Treaty of Lisbon (http://europa.eu/european-union/law/treaties_en); European Council, Council of the European Union, The European Council (https://www.consilium.europa.eu/en/european-council/).

On June 23, 2016, the citizens of the UK voted to leave the EU, and on March 29, 2017, the UK notified the European Council accordingly. Under Article 50 of the Treaty on European Union, the EU treaties cease to apply to a withdrawing Member State from the date of entry into force of the agreement setting out the arrangements for the Member State’s withdrawal, or within two years of the notification of the withdrawal, which was March 29, 2019 in the case at hand (“Article 50 Date”). The European Council may, in agreement with the Member State concerned, unanimously decide to extend the period beyond two years. This option was used repeatedly during the negotiations on the terms of an orderly exit of the UK from the EU.

On October 17, 2019, the European Council endorsed the withdrawal agreement as agreed by the negotiators of both sides. It also endorsed the political declaration on the framework of the future EU-UK relationship. The UK notified the EU of the completion of its internal procedures necessary for the entry into force of the withdrawal agreement on January 29, 2020. After the withdrawal agreement was ratified, the UK left the EU on January 31, 2020. This also marked the beginning of the transition period for negotiating the future relationship between the UK and EU, which was provided for in the withdrawal agreement. The framework for this future relationship was set out in the political declaration agreed by both sides in October 2019. The transition period ends on December 31, 2020, but it can be extended once for a period of up to one or two years if both sides agree to this before July 1, 2020. During the transition period, the UK will continue to apply EU law but it will no longer be represented in the EU institutions. If no agreement regarding the future EU-UK relationship is reached before the end of the transition period, trade between the EU and the UK, with the exception of Northern Ireland, would be governed by the rules of the WTO.

Sources: European Council, Policies, Brexit (https://www.consilium.europa.eu/en/policies/eu-uk-after-referendum/);Council of the EU, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union, Article 50, page 59-60

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(http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); Agreement on the Withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community, October 18, 2019 (https://data.consilium.europa.eu/doc/document/XT-21054-2019-INIT/en/pdf); European Council, Council of the EU, Brexit: Council adopts decision to conclude the withdrawal agreement, press release of January 30, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/01/30/brexit-council-adopts-decision-to-conclude-the-withdrawal-agreement/).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

The regulation laying down the multiannual financial framework (“MFF”) of the EU was formally adopted in December 2013. The MFF determines maximum amounts for commitment appropriations for the period from 2014 until 2020, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the MFF defines annual maximum amounts for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2020 EU budget, which was adopted by the Council and the European Parliament in November 2019 and published in February 2020, amounts to EUR 168.7 billion in commitment appropriations and EUR 153.6 billion in payment appropriations. The entire EU budget represents approximately 1% of the EU gross national income. On March 27, 2020, the European Commission proposed to amend the 2020 EU budget, in part in response to the COVID-19 outbreak. For information on the EU’s response to the COVID-19 pandemic, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — EU Response to the COVID-19 Pandemic.”

The EU is responsible for trade matters with non-EU Member States. In the area of trade in goods, the EU even has exclusive power. Furthermore, the EU’s responsibilities also cover trade in services, the commercial aspects of intellectual property (such as patents), public procurement and foreign direct investment. In particular, the EU is responsible for negotiating and concluding international trade agreements as well as identifying trade barriers and unfair trade practices by trading partners and adopting appropriate countermeasures. Trade agreements are negotiated by the European Commission upon authorization of the Council. Once the European Commission completes negotiations, the Council and the European Parliament examine the final negotiated agreement and decide upon its approval. Trade agreements regulating areas of mixed responsibility between the EU and its Member States can only be fully concluded after ratification by all EU Member States.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); European Banking Authority, Topics, Passporting and supervision of branches (https://eba.europa.eu/regulation-and-policy/passporting-and-supervision-branches); European Council, Council adopts the multiannual financial framework 2014-2020, Press Release, December 2, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139831.pdf); Council of the European Union, EU budget for 2020: Council endorses deal with Parliament , Press Release, November 25, 2019 (https://www.consilium.europa.eu/en/press/press-releases/2019/11/25/eu-budget-for-2020-council-endorses-deal-with-parliament/); EUR-Lex, Budget 2020, General budget, Total revenue (https://eur-lex.europa.eu/budget/data/General/2020/en/GenRev.pdf); European Commission, Publications, Draft Amending Budget 1/2020 (https://ec.europa.eu/info/publications/amending-budget-no-1-2020_en); European Commission, Business, Economy, Euro, Trade with non-EU countries, EU trade policy-making (http://ec.europa.eu/trade/policy/policy-making); Federal Ministry for Economic Affairs and Energy, Topics, Trade Policy, European Trade Policy (http://www.bmwi.de/Redaktion/EN/Dossier/trade-policy.html).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the euro area on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia, Latvia and Lithuania subsequently joined the euro area.

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The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “—Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, EU treaties, Treaty on European Union – Maastricht Treaty (https://europa.eu/european-union/law/treaties_en); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Use of the euro (https://www.ecb.europa.eu/euro/intro/html/index.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

Stability and Growth Pact. To strengthen the monitoring and coordination of national fiscal and economic policies, the Member States established the Stability and Growth Pact (“SGP”) in 1997. The preventive arm of the SGP binds Member States to their commitments towards sound fiscal policies and coordination by setting country-specific, medium-term budgetary targets. These budget deficit (or surplus) targets are defined in structural terms by taking into consideration business cycle swings and filtering out the effect of one-off and temporary measures. The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit in excess of 3% of gross domestic product (“GDP”)) or excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend). Countries that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines. In addition, all Member States could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. The SGP contains rules for exceptional situations. In particular, in case of an unusual event outside the control of the Member State concerned which has a major impact on the financial position of the general government or in periods of severe economic downturn for the euro area or the EU as a whole, upon proposal of the European Commission and endorsement of the Council, Member States are allowed to depart from the budgetary requirements that would normally apply. For information on the application of this general “escape clause” in the context of the COVID-19 pandemic, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — EU Response to the COVID-19 Pandemic.”

Every April, Member States are required to lay out their fiscal plans based on economic governance rules set forth in the SGP. Euro Area Member States do this in documents known as “Stability Programs”, while Member States whose currency is not the euro submit “Convergence Programs”, which include additional information about monetary policies. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Stability and convergence programmes (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/stability-and-convergence-programmes_en); European Commission, Vade Mecum on the Stability & Growth Pact 2019 edition, page 25 (https://ec.europa.eu/info/sites/info/files/economy-finance/ip101_en.pdf);European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Annual draft budgetary plans (DBPs) of euro area countries (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/annual-draft-budgetary-plans-dbps-euro-area-countries_en).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism for the EU and its Member States that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. The preventive arm of the procedure relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to make preventive recommendations to the affected Member State at an early stage. In cases of a Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the Member State concerned will have to submit a corrective action plan and regular progress reports. The enforcement regime of the MIP consists of financial sanctions against Euro Area Member States,

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including fines of up to 0.1% of GDP if a Euro Area Member State repeatedly does not comply with its obligations. In the most recent surveillance cycle, thirteen Member States, including Germany, were subject to an in-depth review in the context of the MIP. Of these, nine were found to be experiencing macroeconomic imbalances, three excessive imbalances. According to the Commission’s assessment, Germany is experiencing macroeconomic imbalances(see “—The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”).

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Macroeconomic imbalance procedure, Dealing with macroeconomic imbalances (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/macroeconomic-imbalance-procedure/dealing-macroeconomic-imbalances_en); European Commission, European Semester 2019: Winter Package puts competitive sustainability at the heart of the European Semester, press release of February 26, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_320).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other participating Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term budgetary objectives as defined in the SGP, with a lower limit of a structural deficit of 0.5% of GDP (or of 1% of GDP, if their debt-to-GDP ratio is well below 60%). In the event of a deviation from this requirement, an automatic correction mechanism will be triggered with escape clauses for exceptional circumstances. These budget rules were to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG) (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=T&contentId=653696#panel-653696); European Commission, The EU’s economic governance explained, press release of November 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-6071_en.htm).

Response to the European Sovereign Debt Crisis

Temporary Financial Stability Mechanism. In May 2010, the European Union and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM the European Commission is allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. The EFSF was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs. As of March 2020, the EFSF had outstanding loans to Ireland, Portugal and Greece of approximately EUR 173 billion backed by effective guarantees extended by the Euro Area Member States totaling EUR 724 billion. The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB, which amounts to approximately 29% of the total effective guarantees. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes, European Financial Stabilisation Mechanism (EFSM) (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-financial-stabilisation-mechanism-efsm_en#support); European Financial Stability Facility, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationmarch2020.pdf).

European Stability Mechanism. Since October 2012, the European Stability Mechanism (“ESM”), which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 705 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500 billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 624 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the

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aggregate contributions to the ESM. The Federal Republic contributed approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Member State to the chairperson of the ESM’s board of governors and is provided subject to conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support that the Member State has negotiated with the European Commission in liaison with the ECB, as well as the monitoring and surveillance procedures established to ensure the Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of March 2020, the ESM had loans outstanding to Spain, Cyprus and Greece of approximately EUR 90 billion.

For information on the role of the ESM in connection with the EU’s response to the COVID-19 pandemic, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — EU Response to the COVID-19 Pandemic.”

Sources: European Stability Mechanism, History (https://www.esm.europa.eu/about-us/history); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes, ESM (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-stability-mechanism-esm_en); European Stability Mechanism, How we decide (https://www.esm.europa.eu/esm-governance#anc_shareholders); European Stability Mechanism, How we work (https://www.esm.europa.eu/about-us/how-we-work#overview); European Stability Mechanism, Financial Assistance, Lending toolkit (https://www.esm.europa.eu/assistance/lending-toolkit); European Stability Mechanism, Explainers, The ESM, ESM decision making (https://www.esm.europa.eu/explainers); European Financial Stability Facility, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationmarch2020.pdf).

Financial Assistance to Euro Area Member States

Greece. From May 2010 to August 2018, Greece received financial support from Euro Area Member States and the IMF to cope with its financial difficulties and economic challenges. This support came in the form of economic adjustment programs, which included measures to support the Greek government’s efforts to address economic imbalances, tackle social challenges, and paved the way for sustainable economic growth and job creation. Under the first economic adjustment program, the Euro Area Member States agreed in May 2010 to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion to be disbursed over the period May 2010 through June 2013, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed, of which approximately EUR 53 billion were provided by Euro Area Member States and EUR 20 billion by the IMF.

Under the second economic adjustment program, which was approved by the Euro Area Member States in March 2012, the EFSF and the IMF committed the undisbursed amounts of the first program plus an additional EUR 130 billion in financial assistance for the years 2012 to 2014. Disbursements of financial assistance under the program were conditioned upon the observance of certain quantitative performance criteria and a positive evaluation of progress made on policy criteria. Following an extension by four months, the second program expired at the end of June 2015. The outstanding EFSF loan to Greece under the second program amounts to approximately EUR 130.9 billion.

In July 2015, the Greek government submitted a request to the ESM’s board of governors for further stability support. Following approval by the ESM’s board of governors, the European Commission signed a memorandum of understanding with Greece for a third economic adjustment program with a maximum financing volume of EUR 86 billion in the form of disbursements by the ESM. Such disbursements were contingent upon the Greek government’s progress in delivering on certain policy conditions set forth in the memorandum of understanding which aimed to enable the Greek economy to return to a sustainable growth path based on sound public finances, enhanced competitiveness, high employment and financial stability. On August 20, 2018, Greece successfully concluded the ESM financial assistance program without needing the maximum volume of financing available. The outstanding ESM loan to Greece amounts to EUR 59.9 billion. Greece remains subject to enhanced surveillance by the EU in accordance with a post-program framework adapted to Greece to support the continuation, completion, and delivery of reforms agreed under the program. As of the end of February 2020, Greece had already repaid SDR 23.2 billion of loans to the IMF. See “—

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Tables and Supplementary Information—Liabilities to International Financial Organizations” for more information on the concept of SDRs.

Sources: European Commission, Policies, Information and Services, Financial assistance to Greece (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-greece_en); European Stability Mechanism, Financial Assistance, Greece (https://www.esm.europa.eu/assistance/greece); European Stability Mechanism, Greece successfully concludes ESM programme, press release of August 20, 2018 (https://www.esm.europa.eu/press-releases/greece-successfully-concludes-esm-programme); International Monetary Fund, Greece: Transactions with the Fund from May 01, 1984 to February 29, 2020 (https://www.imf.org/external/np/fin/tad/extrans1.aspx?memberkey1=360&startdate=1984-01-01&endDate=2020-02-29&tsvflag=Y).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, agreed upon in December 2010 and provided subject to compliance with an economic adjustment program, consisted of financial support in a total amount of EUR 67.5 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF and EUR 22.5 billion through the IMF. The financial assistance program for Ireland expired as planned in December 2013. Ireland remains subject to post-program surveillance until at least 75% of EU’s financial assistance received has been repaid; this is not expected to occur until 2031. Ireland has already repaid the loans financed through the IMF in full.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-ireland_en); International Monetary Fund, Ireland: IMF Credit Outstanding as of February 29, 2020 (https://www.imf.org/external/np/fin/tad/exportal.aspx?memberKey1=470&date1key=2020-02-29&category=EXC).

Portugal. Following the Portuguese Republic’s application for support in early April 2011, euro area, EU and IMF financial assistance was provided for the 2011 to mid-2014 period on the basis of an economic adjustment program agreed between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial package amounted to EUR 78 billion, with EFSM, EFSF and IMF each contributing EUR 26 billion. The Portuguese government decided to exit its macroeconomic adjustment program without successor arrangement in June 2014. Portugal remains subject to post-program surveillance until at least 75% of the EU’s financial assistance received has been repaid, which is expected to occur until 2035. Portugal has already repaid the loans financed through the IMF in full and made an early repayment of EUR 2 billion to the EFSF in October 2019.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Portugal (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-portugal_en); International Monetary Fund, Portugal: IMF Credit Outstanding as of February 29, 2020 (https://www.imf.org/external/np/fin/tad/exportal.aspx?memberKey1=810&date1key=2020-02-29&category=EXC).

Spain. In June 2012, the Spanish government requested financial assistance from the Euro Area Member States for the recapitalization of certain of its financial institutions. In July 2012, the finance ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion, designed to cover the estimated shortfall in capital requirements along with an additional safety margin. The financial assistance was accompanied by policy conditionality focused on the banking sector. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). On December 31, 2013, the financial assistance program expired. The ESM disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. Spain remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid. As of the end of March 2020, Spain had already repaid EUR 17.6 billion, for the most part voluntarily.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Spain (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-spain_en); ESM, Financial Assistance, Spain (https://www.esm.europa.eu/assistance/spain); European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013 (https://www.esm.europa.eu/press-releases/spain-successfully-exits-esm-financial-assistance-programme).

Cyprus. The economic adjustment program for Cyprus was formally agreed in May 2013. The financial package was designed to cover financing needs of up to EUR 10 billion, with the ESM providing up to EUR 9 billion and the IMF contributing around EUR 1 billion. The program addressed Cyprus’s financial sector imbalances including an appropriate downsizing of the country’s financial sector, fiscal consolidation, structural reforms and privatization. The financial assistance program expired in March 2016 as planned. Approximately EUR 2.7 billion of the ESM financing package remained unutilized. Cyprus remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid, which is not expected before 2029.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Cyprus (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-cyprus_en); ESM, Financial Assistance, Cyprus (https://www.esm.europa.eu/assistance/cyprus); Eurogroup, Eurogroup Statement on Cyprus, press release of March 7, 2016 (http://www.consilium.europa.eu/de/press/press-releases/2016/03/07-eurogroup-statement-cyprus/).

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Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series since 1991.

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1971 have been recalculated in accordance with BPM6.

Source: Bundesbank, Statistics, Methodological notes (https://www.bundesbank.de/en/statistics/external-sector/balance-of-payments/methodological-notes-794532).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard (“SDDS”). By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesbank, Statistics, IMF related Data, SDDS Plus (Special Data Dissemination Standard) (https://www.bundesbank.de/en/statistics/imf-related-data/sdds-plus/sdds-plus-622326).

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2019, the GDP of Germany expressed at current prices was EUR 3,435.76 billion, compared to EUR 3,344.37 billion in 2018, which represents an increase of 2.7%. GDP adjusted for price effects rose by 0.6% compared to 2018, and exceeded the 1991 level by 46.3%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 25.6% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2019, GDP per capita at current prices was EUR 41,342 while GDP per employee at current prices was EUR 75,927.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2019, services accounted for 69.3% of gross value added, measured at current prices, compared to 61.9% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 16.2% in 2019, compared to 16.1% in 1991, and “public services, education, health,” accounting for 18.8% of gross value added in 2019, compared to 15.9% in 1991. The production sector (excluding construction) generated 24.2% of gross value added compared to 30.8% in 1991. Construction contributed 5.6% to gross value added in 2019, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.9% of gross value added in 2019, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.2.1.

In 2019, private final consumption expenditure totaled 52.2% of GDP in current prices, gross capital formation amounted to 21.4% and government final consumption expenditure equaled 20.4%. Exports and imports of goods and services accounted for 46.9% and 40.9% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 6.0% of GDP in 2019, which is lower than in the previous year (2018: 6.2% of GDP).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.3.1.

In 2019, price-adjusted GDP rose by 0.6% compared to 2018. The GDP adjusted for both price and calendar effects, increased by 0.6% compared to 2018. Net exports had a slightly negative effect on economic growth in 2019 on a price-adjusted basis (growth contribution: -0.4 percentage points). Exports increased by 0.9% (2018: 2.1%), while imports rose by 1.9% (2018: 3.6%), all on a price-adjusted basis. Gross fixed capital formation in machinery and equipment increased in 2019 by 0.6%, compared to a 4.4% increase in 2018, in price-adjusted terms, while gross fixed capital formation in construction increased by 3.9% in price-adjusted terms. Final consumption expenditure of general government rose by 2.6% in 2019 on a price-adjusted basis, and final consumption expenditure of households rose by 1.5% on a price-adjusted basis compared to 2018.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) declined from 5.2% in 2018 to 5.0% in 2019. However, based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate declined from 3.2% in 2018 to 3.0% in 2019. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) increased to 1.4% in 2019, compared to 1.8% in 2018. Excluding energy prices, the index rose by 1.4%. General government gross debt stood at EUR 2,053.0 billion at year-end 2019, compared to EUR 2,068.6 billion at year-end 2018.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2020, Table 6.1

(https://www.arbeitsagentur.de/datei/ba146307.pdf) Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2020), Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059:

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General government debt as defined in the Maastricht Treaty—Germany—overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&tsId=BBK01.BJ9059).

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2019	2018	2017	2016	2015
	(EUR in billions, unless otherwise indicated)
GDP - at current prices	3,435.8	3,344.4	3,245.0	3,134.1	3,030.1
(change from previous year in %)	2.7	3.1	3.5	3.4	3.5
GDP - price-adjusted, chain-linked index (2015=100), not adjusted for calendar effects	107.0	106.4	104.8	102.2	100.0
(change from previous year in %)	0.6	1.5	2.5	2.2	1.7
GDP - price-adjusted, chain-linked index (2015=100), adjusted for calendar effects	107.1	106.5	104.9	102.0	99.9
(change from previous year in %)	0.6	1.5	2.8	2.1	1.5
Unemployment rate (ILO definition) (in %) (1)	3.0	3.2	3.5	3.9	4.3
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	1.4	1.8	1.5	0.5	0.5
Balance of payments - current account	245.5	247.4	253.9	266.7	260.3
General government gross debt (2)	2,053.0	2,068.6	2,118.7	2,169.0	2,185.1

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 - 4. Vierteljahr 2019 (February 2020), Tables 1.1 and 1.11; Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Gesamtindex und 12 Abteilungen, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Verbraucherpreise-12Kategorien.html); Deutsche Bundesbank, Monatsbericht März 2020, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty - Germany - overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

The Federal Government expects German price-adjusted GDP to decline by 6.3% in 2020, as the COVID-19 pandemic is triggering a recession of the global and German economies after ten years of growth in Germany. The Federal Government expects catch-up effects for the German economy for 2021, with a growth of the German price-adjusted GDP by 5.2% for 2021. The Federal Government’s projections take into account that far-reaching measures to restrict social contact in order to protect public health were maintained from mid-March 2020 onwards and throughout April 2020 and assume a gradual and moderate relaxation of these measures afterwards. Accordingly, the sharpest decline in economic output is currently expected to occur in the second quarter of 2020, with a recovery of economic activity beginning thereafter.

For 2020 overall, the Federal Government forecasts declines in almost all use components of GDP in price-adjusted terms. Due to the weakening of key international economies, German exports are forecast to decline by 11.6% in 2020 (2021: +7.6%). Lower domestic demand is expected to result in a decline of imports into Germany by -8.2% in 2020 (2021: +6.5%), although imports are not expected to decline as strongly as exports due to the extensive policy measures to support domestic demand and income described under “Federal Republic of Germany — Recent Developments — Other Recent Developments — German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic”. As a result of these developments, Germany’s current account surplus in relation to GDP is likely to decline in 2020 and the Federal Government also expects it to remain noticeably below the 2019 level in 2021.

Due to the recession in Germany’s manufacturing sector, which has been exacerbated by the COVID-19 pandemic, and the general increase in economic uncertainty, the Federal Government expects gross fixed capital formation in machinery and equipment to decline by -15.1% in 2020 (2021: +8.7%). While gross fixed capital in construction is expected to be stimulated by the continuing low interest rate environment and by increased liquidity, it is also expected to be adversely affected by declining available incomes of private households. In addition, shutdown measures, including border closures and increased uncertainty more generally, are also expected to negatively impact construction projects. The Federal Government therefore expects a slight decrease of gross fixed capital formation in construction in 2020 (-1.0%) and a moderate expansion in 2021 (+1.1%). Household final consumption expenditure is forecast to decline in 2020 (-7.4%) and to recover in 2021 (+6.5%). General government final consumption expenditure (2020: +3.7%, 2021:

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+1.3%) and gross fixed capital formation of general government (2020: +3.9%, 2021: +2.3%) are expected to grow over the entire forecast period.

The Federal Government anticipates pressure on the German labor market, with the number of employed persons declining by approximately 370,000 persons in 2020. Employment in accommodation and food services, in trade as well as in business services, which also include the provision of temporary workers, is expected to be particularly adversely affected. The unemployment rate (national definition) in Germany is expected to rise to an annual average of 5.8% in 2020, compared to 5.0% in 2019.

Source: Bundesministerium für Wirtschaft und Energie, Altmaier: Corona-Pandemie führt Wirtschaft in Rezession. Müssen wirtschaftliches und gesellschaftliches Leben mit Augenmaß hochfahren, dann ist in zweiter Jahreshälfte Erholung möglich, press release of April 29, 2020 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2020/20200429-altmaier-corona-pandemie-fuehrt-wirtschaft-in-rezession.html).

General Economic Policy

As a general matter, the Federal Government has been continuing its strategy of enhancing economic growth, while maintaining fiscal discipline, fully adhering both to the requirements stipulated by the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. At the same time, the aim is for the German economy to remain competitive and to strengthen its growth potential by way of increasing public investment and improving conditions for private investment with a special emphasis on digitalization and the environment, thus, broadening the scope for a sustained boost to the long-term performance of the German economy in the digital age and against the backdrop of demographic change.

Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the ongoing transition to a more sustainable energy set-up (Energiewende). Among other things, it passed legislation for the shutdown of all nuclear power stations in Germany by 2022 while defining climate protection, energy efficiency and the growing use of renewable energy as key energy policy objectives. To this end, the Federal Government’s energy concept is intended to increase the production and use of renewable energy sources (“RES”), making them the primary source of the German energy supply, and to cut energy demand by 50% by 2050. The overarching principle for the future implementation of the energy reforms is the “energy policy triangle” of a secure, affordable and environmentally sustainable energy supply. Recognizing climate protection as a fundamental global challenge, at the latest World Climate Conference in Paris in 2015, 197 states committed to limiting global warming to well below 2°C, preferably to 1.5°C, and to achieving greenhouse gas neutrality worldwide by the second half of the century. To this end, the Federal Government has adopted a climate protection program for the period until 2030. The program provides for measures in all sectors and consists of four elements: a more comprehensive pricing of CO2, support programs and further incentives for CO2 savings, relief for citizens and the economy, and regulatory measures that will demonstrate their effectiveness by 2030 at the latest. Moreover, the Federal Government instructed a commission on “growth, structural change and employment” with representatives from various stakeholders to prepare recommendations for a phase-out of all coal-based power generation. At the beginning of 2019, the commission submitted its report, which suggests 2038 as the relevant end date for the phase-out and includes proposals for the structural development of coal regions.

For further information on the Federal Republic’s fiscal situation and prospects, see “—Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance—Fiscal Outlook.” For information on government measures to stabilize Germany’s financial system, see “—Monetary and Financial System—Financial System—German Financial System.” For information on government budgets, see “—Public Finance.” For information on the response to the European sovereign debt crisis, see “—General—The European Union and European Integration—Response to the European Sovereign Debt Crisis” and “General—The European Union and European Integration—EU Economic Governance.”

It is currently too early to assess the potential impact of the ongoing COVID-19 pandemic on existing initiatives in the aforementioned policy areas. Current developments and responses at the national and the EU level relating to the COVID-19 pandemic are described in “Recent Developments — The Federal Republic of Germany — Other Recent Developments.”

Sources:Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2020 (https://www.bmwi.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2020.pdf?__blob=publicationFile&v=10); Die Bundesregierung, Bund-/Länder-Einigung zum Kohleausstieg, press release of January 16, 2020 (https://www.bundesregierung.de/breg-de/aktuelles/bund-laender-einigung-zum-kohleausstieg-1712774); Climate Action Plan 2050, Executive Summary (https://www.bmu.de/fileadmin/Daten_BMU/Download_PDF/Klimaschutz/klimaschutzplan_2050_kurzf_en_bf.pdf); German Environment Agency (UBA), Erneuerbare Energien in Zahlen (https://www.umweltbundesamt.de/themen/klima-energie/erneuerbare-energien/erneuerbare-energien-in-zahlen?sprungmarke=strom#textpart-1); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2020 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2020.pdf?__blob=publicationFile&v=12).

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Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP — USE

	2019	2018	2017	2016	2015	2019	2018	2017	2016
	(EUR in billions)					(change in %)
Domestic uses	3,228.1	3,138.3	3,014.5	2,903.3	2,800.9	2.9	4.1	3.8	3.7
Final private consumption	1,794.0	1,743.7	1,697.2	1,649.8	1,602.3	2.9	2.8	2.9	3.0
Final government consumption	699.4	665.6	644.3	620.0	592.7	5.1	3.3	3.9	4.6
Gross fixed capital formation	746.9	707.7	665.9	636.4	605.9	5.5	6.3	4.6	5.0
Machinery and equipment	239.8	235.3	224.2	214.1	206.9	1.9	4.9	4.7	3.5
Construction	373.3	344.3	320.7	307.9	291.2	8.4	7.3	4.2	5.7
Other products	133.7	128.1	121.0	114.4	107.8	4.4	5.9	5.8	6.1
Changes in inventories (1)	-12.2	21.3	7.4	-2.9	0.1	—	—	—	—
Net exports (1)	207.7	206.1	230.4	230.8	229.1	—	—	—	—
Exports	1,612.1	1,585.8	1,538.0	1,442.4	1,419.5	1.7	3.1	6.6	1.6
Imports	1,404.4	1,379.7	1,307.6	1,211.6	1,190.4	1.8	5.5	7.9	1.8
Gross domestic product	3,435.8	3,344.4	3,245.0	3,134.1	3,030.1	2.7	3.1	3.5	3.4

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2019 (February 2020), Tables 3.1 and 3.9.

STRUCTURE OF GDP — ORIGIN

	2019	2018	2017	2016	2015	2019	2018	2017	2016
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	3,093.0	3,012.3	2,922.3	2,821.8	2,745.9	2.7	3.1	3.6	3.5
Agriculture, forestry and fishing	27.3	25.7	27.0	21.9	20.7	6.2	-4.7	23.3	5.6
Production sector (excluding construction)	749.1	765.6	752.7	729.2	695.3	-2.2	1.7	3.2	4.9
Construction	171.7	152.8	137.8	132.5	124.8	12.4	10.9	3.9	6.2
Trade, transport, accommodation and food services	502.0	483.7	467.2	448.2	431.8	3.8	3.5	4.2	3.8
Information and communication	144.0	138.0	134.0	130.2	126.4	4.3	3.0	2.9	3.0
Financial and insurance services	119.5	118.0	117.9	118.1	119.8	1.3	0.1	-0.2	-1.4
Real estate activities	326.4	315.9	308.6	305.2	300.1	3.3	2.4	1.1	1.7
Business services	354.7	346.4	334.9	317.6	308.0	2.4	3.4	5.4	3.1
Public services, education, health	581.4	553.1	531.4	510.6	490.9	5.1	4.1	4.1	4.0
Other services	116.9	113.1	111.0	108.2	108.1	3.3	2.0	2.5	0.1
Taxes on products offset against subsidies on products	342.8	332.1	322.7	312.3	304.1	3.2	2.9	3.3	2.7
Gross domestic product	3,435.8	3,344.4	3,245.0	3,134.1	3,030.1	2.7	3.1	3.5	3.4

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2019 (February 2020), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises, and is almost entirely privately owned. Measured by its share in value

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added, approximately 59% of the production sector is geographically concentrated in the western Länder of Bavaria, Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2019, the production sector’s aggregate contribution to gross value added at current prices was 24.2% (excluding construction) and 29.8% (including construction), respectively. Its price-adjusted gross value added (excluding construction) decreased by 3.7% year-on-year in 2019, after increasing by 1.3% in 2018.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (March 2020), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Tables 2.2.1 and 2.2.2. and 3.2.1.

OUTPUT IN THE PRODUCTION SECTOR (1)
(2015 = 100)

	2019	2018	2017	2016

Production sector, total	102.2	105.8	104.9	101.5
Industry (2)	101.3	105.9	104.7	101.1
of which:
Intermediate goods (3)	101.4	105.5	104.9	100.9
Capital goods (4)	101.0	106.0	105.0	101.3
Durable goods (5)	106.2	106.1	106.9	102.6
Nondurable goods (6)	100.7	106.9	103.0	101.0
Energy (7)	90.4	97.4	98.9	98.6
Construction (8)	112.9	108.9	108.7	105.3

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2020, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2019, the services sector’s aggregate contribution to gross value added at current prices was 69.3%, slightly exceeding the previous year’s level of 68.7%, compared to only 61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.8% in 2019 after 18.4% in 2018.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Tables 2.2.1. and 3.2.1.

Employment and Labor

As economic growth continued in 2019, labor market conditions improved further. In 2019, the average unemployment rate according to the national definition was 5.0%, compared to 5.2% in 2018. Under the ILO definition, the average unemployment rate was 3.0% in 2019 compared to 3.2% in 2018, having declined to the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2019 was 45.1 million, an increase of 0.9% compared to 2018.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2020, Table 6.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.1.13.

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, are not included in the unemployment rates shown below, as they are not treated as unemployed.

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EMPLOYMENT AND UNEMPLOYMENT

	2019	2018	2017	2016	2015
Employed (in thousands)–ILO definition	45,100	44,709	44,127	43,554	43,037
Unemployed (in thousands)–ILO definition (1)	1,376	1,468	1,621	1,774	1,950
Unemployment rate (in %)–ILO definition	3.0	3.2	3.5	3.9	4.3
Unemployed (in thousands)–national definition (2)	2,267	2,340	2,533	2,691	2,795
Unemployment rate (in %)–national definition (3)	5.0	5.2	5.7	6.1	6.4

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2019, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2019 (February 2020), Table 1.11.

The following table presents data with respect to the employment rate broken down by gender and age for 2018 and 2008.

Employment Rate – Breakdown by Gender and Age

	Total		Men		Women
(Age in years)	2018	2008	2018	2008	2018	2008
	(Employed persons as a percentage of total population of same gender and age)
15 to 19	26.7	29.0	28.9	31.8	24.3	25.9
20 to 24	65.7	64.5	66.6	66.7	64.7	62.0
25 to 29	79.7	74.7	82.5	79.1	76.7	70.2
30 to 34	83.2	79.0	88.9	87.4	77.1	70.5
35 to 39	84.9	82.3	90.7	89.9	78.9	74.6
40 to 44	86.8	84.1	91.1	90.0	82.5	78.1
45 to 49	87.6	83.3	90.8	88.3	84.5	78.2
50 to 54	86.2	79.1	89.8	84.4	82.6	73.9
55 to 59	80.8	68.6	84.9	76.3	76.7	61.1
60 to 64	60.4	35.0	65.5	43.0	55.6	27.2
65 and older	7.4	3.8	10.2	5.6	5.2	2.5
Total (15 and older)	59.2	54.4	64.2	61.2	54.3	48.0

Source: Statistisches Bundesamt, Erwerbsbeteiligung, Erwerbstätige und Erwerbstätigenquote nach Geschlecht und Alter 2008 und 2018, Ergebnis des Mikrozensus (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Arbeitsmarkt/Erwerbstaetigkeit/TabellenArbeitskraefteerhebung/ET_ETQ.html).

The following table presents data with respect to the structure of employment by economic sector for 2019 and 2009.

Structure of Employment – Economic Sectors

	2019	2009
	(Percent of total)
Agriculture, forestry and fishing	1.3	1.6
Production sector (excluding construction)	18.5	19.2
of which: manufacturing	17.2	17.8
Construction	5.6	5.6
Trade, transport, accommodation and food services	22.6	23.2
Information and communication	3.0	2.9
Financial and insurance services	2.4	3.0
Real estate activities	1.1	1.1
Business services	13.7	12.2
Public services, education, health	25.0	23.9
Other services	6.7	7.3
Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.2.9.

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The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

Wage Trends and Labor Costs

	2019	2018	2017	2016	2015
Gross wages and salaries per employee in EUR	37,015	35,922	34,825	33,958	33,128
Change from previous year in %	3.0	3.2	2.6	2.5	2.9
Unit labor costs per hour worked
Index (2015=100)	108.4	104.9	102.3	101.1	100.0
Change from previous year in %	3.4	2.5	1.2	1.1	1.8

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2019 (February 2020), Tables 2.17 and 2.20.

About one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2018, approximately 6 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, which is considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (http://www.worker-participation.eu/National-Industrial-Relations/Countries/Germany); Bundeszentrale für politische Bildung, Tarifautonomie (http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/202193/tarifautonomie).

Social Security, Social Protection, and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, compensation for workers in short-time work arrangements (Kurzarbeit), family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, most employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some freelance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory

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retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by decreasing payments from the statutory retirement pension insurance while encouraging insured persons to also sign up for designated privately funded or corporate-funded pension schemes, for which certain bonus payments and tax incentives are provided.

Statutory health insurance coverage must remain available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insured persons may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured person’s income situation and are independent of the insured person’s gender, age and medical risk. By contrast, contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

In 2019, social security revenue, as shown in the national accounts, amounted to EUR 690.2 billion, and expenditure was EUR 680.3 billion. The social security budget thus incurred a surplus of EUR 9.9 billion in 2019, after a surplus of EUR 15.9 billion in 2018.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the pension system in the long term. In addition, the Federal Republic has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 since 2012. For example, the 1964 birth cohort will reach the regular retirement age of 67 in 2031.

To increase the sustainability of the health care system, the Federal Republic has implemented several structural reform measures to strengthen competition among providers in order to improve the efficiency and quality of health care services.

Source: Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Pensions from age 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2019, exports and imports of goods and services amounted to 46.9% and 40.9% of GDP at current prices, respectively. The Federal Republic supports the European Union in pursuing a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade. The responsibility for trade matters (particularly negotiating free trade agreements) in the EU rests with the European Commission. For further information on the EU’s responsibility for trade matters, see “—General—The European Union and European Integration— Economic Integration.”

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda. The Federal Government also supports the Comprehensive Economic and Trade Agreement (CETA), a trade agreement between the EU and Canada. This agreement was approved by the European Parliament in February 2017. On September 21, 2017, CETA entered into force provisionally, i.e. most of the agreement, with the exception of investment protection, investment market access for portfolio investment and the Investment Court System, is already in force. CETA will take full effect after ratification by all EU Member States. In January 2019, a free trade agreement between the EU and Japan came into force (Economic Partnership Agreement), which is intended to remove the majority of duties and regulatory barriers.

Sources: Bundesministerium für Wirtschaft und Energie, WTO-Welthandelsrunde “Doha Development Agenda” (https://www.bmwi.de/Redaktion/DE/Artikel/Aussenwirtschaft/wto-doha.html); Bundesministerium für Wirtschaft und Energie, CETA – Das europäisch-kanadische Wirtschafts- und Handelsabkommen (http://www.bmwi.de/Redaktion/DE/Dossier/ceta.html); Bundesministerium für Wirtschaft und Energie, Europäisches Parlament stimmt CETA zu, press release of February 15, 2017 (http://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2017/20170215-europaeisches-parlament-stimmt-ceta-zu.html); European Commission, CETA explained (http://ec.europa.eu/trade/policy/in-focus/ceta/ceta-explained/); Bundesministerium für Wirtschaft und Energie, EU-Japan Free Trade Agreement (https://www.bmwi.de/Redaktion/EN/Artikel/Foreign-Trade/free-trade-agreement-japan.html).

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Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2019, the current account surplus totaled EUR 245.5 billion, compared to EUR 247.4 billion in 2018, a decrease of EUR 1.9 billion. Thus the current account surplus declined to 7.1% of nominal GDP.

Source: Deutsche Bundesbank, Monatsbericht März 2020, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of approximately 10% of the average indicator value in the period from 1999 to 2019. In 2019, price competitiveness improved by 1.3% compared to 2018, mainly due to the depreciation of the euro relative to several currencies, including the U.S. dollar, the Pound sterling, the Chinese yuan, the Japanese yen, the Canadian dollar, and the Swiss franc. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (37.1% in 2019).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010. After a number of fluctuations the euro started a prolonged depreciation in mid-2014. Over the course of the years 2015 and 2016, the euro remained relatively stable at an average level of USD 1.1 per euro. In 2017, the average value of the euro against the U.S. dollar was 2.1% higher than the 2016 average. In 2018, the euro appreciated by an additional 4.5% compared to its 2017 average. The average value of the euro against the U.S. dollar in 2019 was 5.2% lower than the 2018 average. The average value of the euro against the U.S. dollar in February 2020 was 2.6% lower than the 2019 average.

Source: Deutsche Bundesbank, Monatsbericht März 2020, Tables XII.3, XII.10 and XII.12.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

Balance of Payments (Balances)

	2019	2018	2017	2016	2015
	(EUR in millions)
Current account
Trade in goods (1)	221,303	226,181	252,831	252,409	248,394
Services (2)	-20,472	-19,686	-24,372	-20,987	-18,516
Primary income	92,312	89,453	75,419	76,199	69,262
Secondary income	-47,612	-48,571	-49,995	-40,931	-38,854
Total current account	245,532	247,377	253,883	266,689	260,286
Capital account (3)	-323	436	-2,999	2,142	-48
Financial account
Net German investment abroad (increase: +)	193,147	390,059	406,588	407,469	276,351
Net foreign investment in Germany (increase: +)	-11,479	153,123	123,380	146,346	41,959
Net financial account (net lending: + / net borrowing: -)	204,625	236,936	283,208	261,123	234,392
Net errors and omissions (4)	-40,584	-10,887	32,323	-7,708	-25,845

(1)	Including supplementary trade items.
(2)	Including the freight and insurance costs of foreign trade.
(3)	Including net acquisition/disposal of non-produced non-financial assets.
(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, Statistisches Beiheft 3 zum Monatsbericht März 2020, Tables I.1. and I.9.a.

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Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2019	2018	2017	2016	2015
	(EUR in millions)

Exports of goods	1,307,803	1,292,948	1,256,492	1,179,166	1,166,594
Imports of goods	1,086,500	1,066,767	1,003,661	926,757	918,200
Trade balance	221,303	226,181	252,831	252,409	248,394

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, Statistisches Beiheft 3 zum Monatsbericht März 2020, Table I.1..

The Federal Republic’s principal export goods are machinery of all kinds, motor vehicles, computer, electronic and optical products and chemical products. The principal import goods are machinery of all kinds, motor vehicles, computer, electronic and optical products, and mineral fuels. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about 70% of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Fachserie 7, Reihe 1 - Dezember 2019 (March 2020), Tables 3.1 and 3.2; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2018 (https://www.bgr.bund.de/DE/Themen/Min_rohstoffe/Downloads/rohsit-2018.pdf?__blob=publicationFile&v=5); Bundesministerium für Wirtschaft und Energie, Zahlen und Fakten Energiedaten, Tabelle 3 (https://www.bmwi.de/Redaktion/DE/Artikel/Energie/energiedaten-gesamtausgabe.html).

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP established in 2011, on December 17, 2019, the European Commission published the Alert Mechanism Report 2020, which, similar to the previous year’s report, inter alia noted the current account surplus observed in Germany. An in-depth review was conducted on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. According to the results of this review, Germany continues to experience macroeconomic imbalances, related in particular to excess savings and weak private and public investment. The current account surplus remains at levels still considerably above 6%, which is the threshold of the MIP scoreboard. The adjustment of the current account surplus has been limited so far, but a gradual decline is set to continue while the surplus level remains elevated. The Federal Government supports the European Commission in the implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, it points out that the competitiveness and the exporting strength of German companies are an important pillar of the entire European economy. The Federal Government is taking a comprehensive approach to strengthen both public and private sector investments and has already taken numerous measures to give a further boost to investment dynamics. Furthermore, it should be noted that Germany’s current account surplus to a large extent may be explained by temporary factors, e.g., the development of exchange rates and fluctuations in the price of oil, as well as by fundamentals, e.g., demographic change. These factors usually remain unaffected by economic and financial policy measures.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2020, dated December 17, 2019 (https://eur-lex.europa.eu/legal-content/EN/TXT/?qid=1578392070452&uri=CELEX%3A52019DC0651); European Commission, Commission Staff Working Document, Country Report Germany 2020, Including an In-Depth Review on the prevention and correction of macroeconomic imbalances (https://ec.europa.eu/info/sites/info/files/2020-european_semester_country-report-germany_en.pdf); European Commission, Economic and Financial Affairs, EU Economic governance: monitoring, prevention, correction, Macroeconomic imbalance procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2020 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2020.pdf?__blob=publicationFile&v=12); Bundesministerium der Finanzen, Monatsbericht des BMF März 2017, Analysen und Berichte, Der deutsche Leistungsbilanzsaldo – Entwicklung und wirtschaftspolitische Implikationen (http://www.bundesfinanzministerium.de/Monatsberichte/2017/03/Inhalte/Kapitel-3-Analysen/3-2-Der-deutsche-Leistungsbilanzsaldo.html).

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COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2019 (1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	2.5	0.6
Products of forestry	0.1	0.1
Fish and products of fishing	0.1	0.0
Coal and lignite	0.4	0.0
Crude petroleum and natural gas	5.7	0.9
Metal ores	0.7	0.0
Other mining and quarrying products	0.1	0.1
Food products	4.5	4.2
Beverages	0.6	0.4
Tobacco products	0.1	0.2
Textiles	1.0	0.9
Wearing apparel	3.1	1.6
Leather and related products	1.4	0.8
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.6
Paper and paper products	1.4	1.5
Coke and refined petroleum products	2.2	1.0
Chemicals and chemical products	7.8	8.9
Basic pharmaceutical products and pharmaceutical preparations	5.3	6.2
Rubber and plastic products	2.8	3.5
Other non-metallic mineral products	1.0	1.2
Basic metals	5.1	4.3
Fabricated metal products, except machinery and equipment	2.8	3.3
Computer, electronic and optical products	10.6	8.9
Electrical equipment	6.0	6.7
Machinery and equipment not elsewhere classified	7.9	14.6
Motor vehicles, trailers and semi-trailers	11.5	16.8
Other transport equipment	3.5	4.8
Furniture	1.1	0.8
Energy	0.2	0.3
Other goods	10.1	6.7
Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2019 (March 2020), Tables 1.11.1 and 1.11.2; calculation of percentages by KfW based on import and export values in EUR thousands, respectively; figures may not add up to total due to rounding.

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2019	2018	2017
	(EUR in millions)

Exports to:
Total	1,327,778	1,317,440	1,278,958
of which:
United States	118,669	113,341	111,805
France	106,810	105,359	105,687
China (2)	96,013	93,004	86,141
The Netherlands	91,708	91,061	84,661
United Kingdom	78,703	82,164	85,440
Italy	68,119	69,813	65,422
Austria	65,934	65,027	62,656
Switzerland	56,354	54,021	53,913
New industrial countries and emerging markets of Asia (3)	54,126	54,995	53,425
Belgium/Luxembourg	51,884	50,389	50,071
Spain	44,330	44,184	43,067
Japan	20,664	20,436	19,546

Imports from:
Total	1,104,264	1,088,720	1,031,013
of which:
China (2)	109,664	106,065	101,837
The Netherlands	98,695	97,709	90,597
France	66,078	65,024	64,329
United States	71,420	64,493	61,902
Italy	57,105	60,223	55,342
New industrial countries and emerging markets of Asia (3)	51,917	52,945	50,873
Belgium/Luxembourg	46,382	49,315	43,689
Switzerland	46,303	45,913	45,689
Austria	44,021	42,994	40,686
United Kingdom	38,336	37,025	36,820
Spain	33,195	32,399	31,396
Japan	23,940	23,710	22,955

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2020, Table XII.3.

Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2017.

Foreign Direct Investment Stocks at Year-End 2017

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	1,196.4	533.8
Selected countries and regions
European Union	506.4	386.2
of which: European Monetary Union	237.3	323.2
of which: United Kingdom (4)	145.0	38.1
Switzerland	38.8	40.9
Russia	20.8	3.4
United States	335.2	49.9
Canada	17.7	2.4
Central America	21.8	3.3
South America	29.5	0.5
Asia	167.6	33.9
of which: China	81.0	3.3
of which: India	15.6	0.4
of which: Japan	13.2	19.8
Australia	19.5	2.5
Africa	10.8	-0.2
Selected economic sectors of investment object
Manufacturing	403.8	135.6
of which: Chemicals and chemical products	84.3	12.2
of which: Machinery and equipment	40.4	17.6
of which: Motor vehicles, trailers and semi-trailers	99.4	3.1
Electricity, gas, steam and air conditioning supply	38.6	21.1
Wholesale and retail trade; repair of motor vehicles and motor cycles	185.5	62.7
Information and communication	78.8	45.1
Financial and insurance activities	349.1	177.1
Real estate activities	36.8	28.6
Professional, scientific and technical activities	20.2	32.0

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).
(4)	The United Kingdom exited the European Union on January 31, 2020.

Source: Deutsche Bundesbank, Bestandserhebung über Direktinvestitionen, Statistische Sonderveröffentlichung 10 (April 2019), Tables 1.2.a, I.2. c, II.2.a, II.2.b.

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MONETARY AND FINANCIAL SYSTEM

The ESCB and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2016, pages 101-107 (http://www.ecb.europa.eu/pub/pdf/annrep/ar2016en.pdf); European Central Bank, About, Organisation: ECB, ESCB and the Eurosystem (https://www.ecb.europa.eu/ecb/orga/escb/html/index.en.html); Deutsche Bundesbank, Tasks (https://www.bundesbank.de/en/tasks).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity, and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of non-standard policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Financial System—European Financial System—Recent Policy Responses to the Global Financial and Economic Crisis.” It is also making use of such instruments in connection with the COVID-19 pandemic, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — Monetary Policy Response to the COVID-19 Pandemic.”

Source: European Central Bank, Monetary Policy: The Eurosystem’s Instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Source: European Central Bank, Monetary Policy: Strategy (https://www.ecb.europa.eu/mopo/strategy/html/index.en.html).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2019	2018	2017	2016	2015
	(change from previous year in %)

Harmonized index of consumer prices (HICP)	1.4	1.9	1.7	0.4	0.7
Consumer price index (CPI)	1.4	1.8	1.5	0.5	0.5
Index of producer prices of industrial products sold on the domestic market (1)	1.1	2.6	2.7	-1.6	-1.9

(1)	Excluding value-added tax.

Source: Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Harmonisierter-Verbraucherpreisindex.html); Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Verbraucherpreise, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Verbraucherpreise-12Kategorien.html); Deutsche Bundesbank, Monatsbericht Dezember 2019, Table XI.7; Deutsche Bundesbank, Monatsbericht Februar 2020, Table XI.7.

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Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2019	2018	2017	2016	2015
	(EUR in millions)
Gold	146,562	121,445	117,347	119,253	105,792
Foreign currency balances	32,039	31,796	31,215	34,993	33,423
Special drawing rights	14,642	14,378	13,987	14,938	15,185
Reserve position in the IMF	6,051	5,518	4,294	6,581	5,132
Total	199,295	173,138	166,842	175,765	159,532

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2020, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.3 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2019, 2.1 Balance Sheet as at 31 December 2019 (https://www.ecb.europa.eu/pub/annual/annual-accounts/html/ecb.annualaccounts2019~9eecd4e8df.en.html#toc12).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2019	2018	2017	2016	2015
	(EUR in billions)
Deutsche Bundesbank
Assets	1,161.0	1,210.0	1,142.8	990.5	800.7
of which: clearing accounts within ESCB (1)	895.2	966.2	906.9	754.3	584.2
Liabilities (2)	673.6	770.7	668.7	592.7	481.8
Net position	487.3	439.3	474.2	397.7	318.9
Banks
Loans to foreign banks	1,064.2	1,014.1	963.8	1,055.9	1,066.9
Loans to foreign non-banks	795.3	762.0	723.9	756.2	751.5
Loans from foreign banks	680.6	643.1	659.0	696.1	611.9
Loans from foreign non-banks	229.8	231.5	241.2	206.2	201.1

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).
(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2020, Tables IV.4 and XII.8.

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Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Sources: International Monetary Fund, Selected Decisions and Selected Documents of the IMF, Thirty-Ninth Issue—Freely Usable Currencies, Prepared by the Legal Department of the IMF, As updated as of April 30, 2019 (https://www.imf.org/external/pubs/ft/sd/index.asp?decision=11857-(98/130)); Bank for International Settlements, Triennial Central Bank Survey, Foreign exchange turnover in April 2019, September 2019, Table “Currency distribution of OTC foreign exchange turnover”, p. 10 (https://www.bis.org/statistics/rpfx19_fx.pdf).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2019	2018	2017	2016	2015
U.S. dollars per euro	1.1195	1.1810	1.1297	1.1069	1.1095
Pound sterling per euro	0.87777	0.88471	0.87667	0.81948	0.72584
Japanese yen per euro	122.01	130.40	126.71	120.20	134.31
Swiss franc per euro	1.1124	1.1550	1.1117	1.0902	1.0679
Chinese yuan per euro	7.7355	7.8081	7.6290	7.3522	6.9733

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2020, Table XII.10.

Financial System

German Financial System

Overview. As of January 31, 2020, 1,532 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 8,528.1 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	258 commercial banks, with an aggregate balance sheet total of EUR 3,559.6 billion;
•	379 savings banks, with an aggregate balance sheet total of EUR 1,351.2 billion;
•	the six regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and five Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 840.0 billion;
•	18 special-purpose credit institutions, including KfW, KfW IPEX-Bank, promotional banks of the federal states (Landesförderinstitute), and, since July 2016, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (DZ Bank), the only remaining central institution of German credit cooperatives, with an aggregate balance sheet total of EUR 1,321.0 billion;
•	842 credit cooperatives, with an aggregate balance sheet total of EUR 985.9 billion;
•	10 mortgage banks, with an aggregate balance sheet total of EUR 232.1 billion;
•	19 building and loan associations, with an aggregate balance sheet total of EUR 238.3 billion; and
•	142 subsidiaries and branches of foreign banks located in the Federal Republic with an aggregate balance sheet total of EUR 1,227.4 billion. These institutions, which are majority-owned by foreign banks, are also included in the totals of the other categories of banks listed above.

Source: Deutsche Bundesbank, Monatsbericht März 2020, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW. German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

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Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It helps to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. Furthermore, the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) supervises two wind-up institutions, Erste Abwicklungsanstalt and FMS Wertmanagement, as well as Portigon AG (the legal successor of former Landesbank West LB which is in the process of being wound-up), all of which were founded under its auspices in order to stabilize the financial market (see “—Wind-up Institutions”).

In November 2014, the Single Supervisory Mechanism (“SSM”) – as one of the pillars of the European banking union – became operational. Under the SSM, the ECB is the central prudential supervisor of financial institutions in the euro area as well as in non-euro EU countries that choose to join the SSM. The ECB directly supervises the largest banks, while the national supervisors continue to monitor the remaining banks. The ECB and the national supervisors work closely together to ensure the banks’ compliance with EU banking regulations and to be able to address issues early on.

In order to facilitate the timely identification of risks to financial stability, the Financial Stability Committee (Ausschuss für Finanzstabilität), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank and BaFin, was established in March 2013 based on the Financial Stability Act (Gesetz zur Überwachung der Finanzstabilität, Finanzstabilitätsgesetz). On basis of the Financial Stability Act and due to its macroeconomic and financial market expertise, the Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. If appropriate, the Deutsche Bundesbank may propose and submit warnings or recommendations for corrective measures to the Financial Stability Committee, which may pass resolutions with respect thereto and publish them if appropriate. The recipients of such warnings or recommendations are required to report on the implementation of corrective measures. In addition, the Financial Stability Committee is tasked with discussing issues relevant for financial stability, coordinating and strengthening the cooperation of its members during times of crisis, discussing how to deal with warnings or recommendations issued by the European Systemic Risk Board (“ESRB”) and reporting to the German Bundestag on a yearly basis.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (https://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/aufgabengeschichte_node_en.html); Deutsche Bundesbank, Tasks, Banking supervision (https://www.bundesbank.de/en/tasks/banking-supervision); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (Aufsichtsrichtlinie), May 21, 2013, revised on December 19, 2016 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Aufsichtsrecht/Richtlinie/rl_130521_aufsichtsrichtlinie.html); BaFin, Act on the Strengthening of German Financial Supervision, January 18, 2013 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_01_finstabg_en.html); Bundesanstalt für Finanzmarktstabilisierung (FMSA): Federal Agency for Financial Market Stabilisation (https://www.fmsa.de/en/); Portigon AG: Unternehmensinformationen (http://www.portigon-ag.de/acm/cm/content/portigon/i/de/portigon-ag/unternehmensinformationen.html); Deutsche Bundesbank, Macroprudential surveillance by the G-FSC (https://www.bundesbank.de/en/tasks/financial-and-monetary-system/financial-and-monetary-stability/macroprudential-surveillance-g-fsc-/macroprudential-surveillance-by-the-g-fsc-625732); European Commission: Single supervisory mechanism (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union/single-supervisory-mechanism_en#documents).

Bank Recovery and Resolution. Between January 1, 2015, and December 31, 2017, the FMSA (see “—Supervision”) acted as the German national resolution authority for banks. The FMSA was thus responsible for the recovery and resolution of all banks in Germany under the European Bank Recovery and Resolution Directive (“BRRD”) which were not directly supervised by the ECB within the framework of the Single Supervisory Mechanism (“SSM,” see “—European Financial System—European System of Financial Supervision and European Banking Union”). The BRRD was adopted in May 2014 to provide authorities with comprehensive and effective arrangements to deal with failing banks at the national level and with cooperation arrangements to tackle cross-border banking failures. The BRRD includes rules to set up national resolution funds, which must be established by each EU Member State, and it requires banks to prepare recovery plans to overcome financial distress.

On January 1, 2018, FMSA’s duties deriving from its role as the national resolution authority were integrated into the Federal Financial Supervisory Authority (BaFin) as a new and independently operating division. At the same time,

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FMSA’s responsibilities of administering and managing the Financial Market Stabilization Fund (“Sondervermögen Finanzmarktstabilisierungsfonds,” or “FMS”) were incorporated into the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). The FMS was originally created during the financial crisis on October 17, 2008. Until the Single Resolution Mechanism (“SRM”) became fully operational on January 1, 2016, and functionally replaced the FMS, the latter was responsible for stabilizing German banks by extending guarantees covering the banks’ securities and by granting loans. The stabilization measures provided by the FMS amounted to EUR 14.6 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

For more information on the SRM, see “—European Financial System—European System of Financial Supervision and European Banking Union.”

Sources: Deutsche Bundesbank, Glossary: Restructuring Act (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=R&contentId=653352#anchor-653352); European Commission: Bank recovery and resolution (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/managing-risks-banks-and-financial-institutions/bank-recovery-and-resolution_en); Bundesministerium der Finanzen, Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung—RStruktFV) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2015-07-22-RStruktFV.html); Gesetz zur Neuordnung der Aufgaben der Bundesanstalt für Finanzmarktstabilisierung (FMSA-Neuordnungsgesetz—FMSANeuOG) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2016-12-28-FMSANeuOG.html); Federal Agency for Financial Market Stabilisation: History (https://www.fmsa.de/en/history/); Bundesrepublik Deutschland – Finanzagentur GmbH, Financial Market Stabilisation, Financial Market Stabilisation Fund (FMS) (https://www.deutsche-finanzagentur.de/en/financialmarketstabilisation/);Federal Financial Supervisory Authority (BaFin): Recovery and resolution (https://www.bafin.de/EN/Aufsicht/BankenFinanzdienstleister/Massnahmen/SanierungAbwicklung/sanierung_abwicklung_node_en.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 52.1 billion following the restructuring of WestLB. As of December 31, 2019, the combined asset portfolios had been reduced to approximately EUR 31.2 billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc (“DEPFA”), which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. DEPFA will have to be wound up in accordance with an EU state aid decision of July 18, 2011. As of December 31, 2019, FMS Wertmanagement’s portfolio had a nominal value of EUR 69.3 billion.

Sources: Erste Abwicklungsanstalt, Annual Report 2019 (https://www.aa1.de/en/wp-content/uploads/sites/2/2020/04/GB-2019_en.pdf); Erste Abwicklungsanstalt, Attachment to Press Release of 27 April 2020 – Fiscal year 2019 (https://www.aa1.de/en/wp-content/uploads/sites/2/2020/04/Attachment_PR_FiscalYear_2019_e.pdf); FMS Wertmanagement AöR, FMS Wertmanagement reports on a successful fiscal year 2019, press release of April 21, 2020 (https://www.fms-wm.de/en/press/501-fms-wertmanagement-reports-on-a-successful-fiscal-year-2019); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (https://www.fmsa.de/fileadmin/user_upload_fmsa/Pressemitteilungen/deutsch/20140513_FMS-WM.pdf); FMS Wertmanagement, Joint Press Release of FMS- WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014 (http://www.fms-wm.de/en/press/245-joint-press- release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (http://eur-lex.europa.eu/legal-content/EN/TXT/?qid=1490275422217&uri=CELEX:32012D0118).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, the ESRB was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is currently chaired by the President of the ECB.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);
•	the European Insurance and Occupational Pensions Authority; and
•	the European Securities and Markets Authority.

The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied

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by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the SSM composed of the ECB and the national supervisory authorities of participating Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational in November 2014. In its role within the SSM, the ECB directly supervises 117 significant banks and banking groups, which represent almost 82% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

Another key element of Europe’s banking union is the SRM which was established by a regulation adopted in July 2014 and has become fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (“SRB”), which has broad powers in cases of bank resolution, and the Single Resolution Fund (“SRF”). The SRB is responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while since January 1, 2015 national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF is being built up over a period of eight years from 2016 to 2023 to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating Member States. Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (CRD IV), are not required to contribute to the fund. During the transitional period each participating Member State is providing an individual national credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. By now all 19 participating Member States have signed the Loan Facility Agreements with the SRB which are the basis for the bridge financing in the form of national credit lines to the SRB. The maximum aggregate amount of the credit lines of the participating Member States will amount to around EUR 55 billion. The repartition key among Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023. In 2019, the SRF had grown to just under EUR 33 billion and its target size for 2023 was then expected to be more than EUR 60 billion. In 2019, the contribution of German banks amounted to 28% of total contributions.

In November 2015, and as amended on October 11, 2017, the European Commission proposed a European Deposit Insurance Scheme (“EDIS”) as an additional element of the European banking union. Since then, work on a technical level has been ongoing. In December 2018, the Euro Summit, the meeting format of EMU heads of state or government, created a high-level working group to work on a roadmap for beginning political negotiations on EDIS. Negotiations on a political level will start as soon as sufficient further progress has been made on the measures on risk reduction, as mentioned in the Roadmap, adopted by the Council on June 17, 2016. To date, the EU has agreed on common rules to harmonize the national deposit insurance schemes.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a first package, typically referred to as Basel III, of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. In order to implement Basel III into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (“CRR”), a regulation establishing prudential requirements, and the Capital Requirements Directive IV (CRD IV), a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the Member States. Further measures will be implemented by changes to CRR and CRD adopted by the European legislators in 2019 as described below. A second reform package was endorsed by the Basel Committee on Banking Supervision in December 2017 to finalize the post-crisis reforms. It aims to reduce excessive variability in the calculation of risk-weighted assets. These new Basel regulations, typically referred to as Basel III reforms or Basel IV, will enter into force gradually from January 1, 2023 onwards until full implementation in January 2028, given that their implementation was postponed by one year by the Basel Committee on March 27, 2020 due to the COVID-19 pandemic.

In May 2019, the Council adopted a package of revised rules aimed at reducing risks in the EU banking sector. Most new rules will start applying in mid-2021. The package comprised two regulations and two directives, relating to bank capital requirements (amendments to regulation 575/2013 (CRR) and directive 2013/36/EU (CRD)) and the recovery and resolution of banks in difficulty (amendments to directive 2014/59/EU and regulation 806/2014) and implemented reforms agreed at the international level following the 2007-2008 financial crisis to strengthen the banking sector and to

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address outstanding challenges to financial stability. Among the core measures agreed to reduce risk in the banking system, the package enhances the framework for bank resolution. It requires global-systemically important institutions (G-SIIs) to have more loss-absorbing and recapitalization capacity by setting the requirements with respect to the amount and quality of own funds and eligible liabilities (MREL) to ensure an effective and orderly “bail-in” process. It also provides provisional safeguards and possible additional actions for resolution authorities. Additionally, the package strengthens bank capital requirements to reduce incentives for excessive risk taking, by including a binding leverage ratio, a binding net stable funding ratio, and setting risk sensitive rules for trading in securities and derivatives. Moreover, the package includes measures to improve banks’ lending capacity and to facilitate a greater role for banks in the capital markets, such as reducing the administrative burden for smaller and less complex banks, linked in particular to reporting and disclosure requirements and enhancing the capacity of banks to lend to SMEs and to fund infrastructure projects. It also comprises a framework for cooperation and information sharing among the various authorities involved in the supervision and resolution of cross-border banking groups. The agreed measures aim to preserve the balance achieved by the Council between the powers of home and host supervisors in order to facilitate cross-border flows of capital and liquidity, while ensuring an adequate level of protection for depositors and creditors as well as financial stability in all Member States. Furthermore, amendments to improve cooperation between competent authorities on matters related to the supervision of anti-money laundering activities are introduced.

Sources: European Commission, European system of financial supervision (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/european-system-financial-supervision_en); European Commission, Banking Union (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union_en); Council of the European Union, Banking Union (http://www.consilium.europa.eu/en/policies/banking-union/); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, Banking Supervision, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Commission, Single Resolution Mechanism to come into effect for the Banking Union, press release of December 31, 2015 (http://europa.eu/rapid/press-release_IP-15-6397_en.htm); Single Resolution Board, Single Resolution Fund: What is the Single Resolution Fund? (https://srb.europa.eu/en/content/single-resolution-fund); Banking Union – Single Resolution Board completes signature of Loan Facility Agreements with all 19 participating Member States, February 8, 2017 (https://srb.europa.eu/en/node/196); European Banking Authority, Implementing Basel III in Europe: CRD IV Package (http://www.eba.europa.eu/regulation-and-policy/implementing-basel-iii-europe); Bank for International Settlements, Basel Committee on Banking Supervision, Basel II: Finalising Post-Crisis Reforms (https://www.bis.org/bcbs/publ/d424.htm); European Commission, Communication from the Commission: Completing the banking union, first published on October 11, 2017 (https://ec.europa.eu/info/publications/171011-communication-banking-union_en); Council of the European Union, Banking Union, Amendments to the banking union rules (http://www.consilium.europa.eu/en/policies/banking-union/2016-amendments); European Council, Banking Union: Council adopts measures to reduce risk in the banking system (https://www.consilium.europa.eu/en/press/press-releases/2019/05/14/banking-union-council-adopts-measures-to-reduce-risk-in-the-banking-system/); European Council, Euro Summit, 14/12/2018 (https://www.consilium.europa.eu/en/meetings/euro-summit/2018/12/14/); Single Resolution Board, Single Resolution Fund, SRF grows to EUR 33 billion after latest round of transfers, press release of July 17, 2019 (https://srb.europa.eu/en/node/804); Single Resolution Board, Single Resolution Fund: Statistical Overview of the funds collected by the SRB (https://srb.europa.eu/sites/srbsite/files/additional_statistics.pdf).

Policy Responses to the Global Financial and Economic Crisis. In response to the tensions in the financial markets and the loss of confidence in the financial sector in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which introduced a number of non-standard monetary policy measures, including, among others, asset purchase programs, long-term refinancing operations and measures aimed at increasing collateral availability. These measures are unprecedented in nature, scope and magnitude and aim to safeguard the primary objective of price stability and to ensure an appropriate monetary policy transmission mechanism.

In September 2012, the ECB announced Outright Monetary Transactions in secondary markets for euro-denominated sovereign bonds in the euro area aimed at enabling the ECB to address severe distortions in government bond markets. In June 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of eight targeted longer-term refinancing operations (“TLTROs”) between September 2014 and June 2016. All of these TLTROs matured in September 2018. Furthermore, the ECB conducted four additional TLTROs with four-year maturities (“TLTROs II”) on a quarterly basis from June 2016 to March 2017. Counterparties exceeding an ECB-defined lending benchmark until January 2018 were entitled to borrow at an interest rate as low as the interest rate on the deposit facility prevailing at the time of allotment. Since the interest rate on the deposit facility stood below zero at the time of the allotments of all TLTROs II, counterparties were, in fact, paid for their lending efforts if they exceeded their benchmarks. Like the previous TLTROs, the TLTROs II were aimed at improving bank lending to the euro-area non-financial private sector (defined as euro-area households and non-financial corporations), excluding loans to households for house purchases. Banks were able to borrow larger amounts through TLTROs II compared to the previous TLTROs. The last operation of the TLTROs II series will mature in March 2021. In March 2019, the ECB announced the launch of a further series of quarterly targeted longer-term refinancing operations (“TLTROs III”), which started in September 2019 and is set to continue until March 2021. The ECB amended the originally planned conditions for the TLTROs III in September 2019, reducing the interest rate on the operations and extending their maturity from two to three years. For

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information on measures related to TLTROs in response to the COVID-19 pandemic, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — Monetary Policy Response to the COVID-19 Pandemic.”

In addition, over the past years the ECB has sought to provide monetary stimulus to the economy through its asset purchase program (“APP”) which was launched in October 2014 and significantly expanded in March 2015. The APP was conducted to further ease monetary and financial conditions in a context where key ECB interest rates were at their lower bound. Since mid-2016, it had consisted of four elements: a covered bond purchase program, an asset-backed securities purchase program, a public sector purchase program and a corporate sector purchase program. Monthly purchases varied over time. In total, the ECB has bought securities for an amount of around EUR 2.57 trillion via the APP between October 2014 and December 2018. When net purchases ended in December 2018, the ECB continued to reinvest principal payments from maturing securities purchased under the APP. In September 2019, the ECB announced that net purchases would be restarted under the Governing Council of the ECB’s APP at a monthly pace of EUR 20 billion as from November 1, 2019, and were expected to continue for as long as necessary to reinforce the accommodative impact of the ECB’s policy rates. In February 2020, the Eurosystem’s holdings under the APP stood at EUR 2.62 trillion. Also in September 2019, the ECB decided to decrease the interest rate on its deposit facility by 10 basis points to -0.50% while leaving the interest rates on the main refinancing operations and the rate on the marginal lending facility unchanged at 0.00 % and 0.25%, respectively. The interest rate on the ECB’s deposit facility has been negative since June 2014. At the same time the Governing Council of the ECB introduced a two-tier system for reserve remuneration, which exempts part of credit institutions’ excess liquidity holdings (i.e. reserve holdings in excess of minimum reserve requirements) from negative remuneration at the rate applicable to the deposit facility. This measure aims at supporting the bank-based transmission of monetary policy.

For information on the recent decision by the German Federal Constitutional Court (Bundesverfassungsgericht) relating to the ECB’s public sector purchase program, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — Monetary Policy Responses to the Global Financial and Economic Crisis.” For information on the asset purchase program launched by the ECB in response to the COVID-19 pandemic, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — Monetary Policy Response to the COVID-19 Pandemic.”

Sources: European Central Bank, The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html); European Central Bank, Monetary policy decisions: Non-standard measures (https://www.ecb.europa.eu/mopo/decisions/html/index.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); European Central Bank, press release of June 5, 2014, ECB introduces a negative deposit facility interest rate (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140605_3.en.html), European Central Bank, ECB announces further details of the targeted long-term refinancing operations, press release of July 3, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140703_2.en.html); European Central Bank, ECB announces new series of targeted longer-term refinancing operations (TLTRO II), press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_1.en.html); European Central Bank, Asset purchase programmes (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, ECB adds corporate sector purchase programme (CSPP) to the asset purchase programme (APP) and announces changes to APP, press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_2.en.html); European Central Bank, Monetary policy decisions, press release of March 7, 2019, (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.mp190307~7d8a9d2665.en.html); European Central Bank, Monetary policy decisions, press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.mp190912~08de50b4d2.en.html); European Central Bank, ECB announces changes to new targeted longer-term refinancing operations (TLTRO III), press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.pr190912~19ac2682ff.en.html); European Central Bank, ECB introduces two-tier system for remunerating excess liquidity holdings, press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.pr190912_2~a0b47cd62a.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart and the European Energy Exchange are recognized as regulated markets of the EU according to Article 56 of Directive 2014/65/EU on Markets in Financial Instruments and comply with globally accepted regulatory standards.

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Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing a number of Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” As of January 2019, these Member States support the introduction of an FTT based on the French model, which primarily taxes transactions involving domestically issued shares. Revenues could be used to finance EU spending. The proposal is still subject to discussion.

Sources: BaFin, Federal Financial Supervisory Authority, Authorisation and permission to provide financial services (https://www.bafin.de/EN/Willkommen/Zulassung/zulassung_node_en.html); BaFin, Federal Financial Supervisory Authority, Offering securities and investment products (https://www.bafin.de/EN/Willkommen/Emittenten/WertpapierEmittenten_node_en.html); BaFin, Federal Financial Supervisory Authority, Stock exchanges & markets (https://www.bafin.de/EN/Aufsicht/BoersenMaerkte/boersenmaerkte_node_en.html); Deutsche Börse Group, The Frankfurt Stock Exchange (https://www.deutsche-boerse.com/dbg-en/our-company/frankfurt-stock-exchange); Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/134949.pdf).

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the Parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates on the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other extra-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all of these different levels of government activity.

In 2019, total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,608.6 billion, with tax revenue of EUR 825.8 billion and net social contributions of EUR 597.8 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 3.4.3.2.

In 2019, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 244.1 billion and EUR 457.3 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levy special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 3.4.3.16.

Consolidated general government expenditure in 2019, as presented in the national accounts, amounted to a total of EUR 1,558.8 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 546.2 billion), social benefits in kind (EUR 299.7 billion) and employee compensation (EUR 271.7 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 179.8 billion), interest on public debt (EUR 27.5 billion) and gross capital formation (EUR 85.3 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2019	2018	2017	2016	2015
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	1,042.3	1,010.5	961.2	929.4	888.4
of which: Taxes (2)	825.8	800.9	766.6	731.6	697.9
Expenditure	1,002.4	963.9	931.9	900.9	862.9
Balance	39.9	46.6	29.3	28.6	25.6
Social security funds
Revenue	690.2	661.9	636.9	607.5	580.3
Expenditure	680.3	646.1	625.9	599.0	577.3
Balance	9.9	15.9	11.0	8.6	3.0
General government
Revenue	1,608.6	1,552.9	1,481.7	1,425.6	1,363.1
Expenditure	1,558.8	1,490.5	1,441.4	1,388.5	1,334.5
Balance	49.8	62.4	40.3	37.1	28.6

(1) Definition according to the national accounts.

(2) Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2019 (March 2020), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

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FEDERAL GOVERNMENT ACCOUNTS (1)

	2019	2018	2017	2016	2015
	(EUR in billions)
Revenue	453.4	440.0	420.9	404.6	395.4
of which: Taxes (2)	395.2	384.8	372.3	353.3	346.0
Expenditure	433.4	420.0	412.8	391.0	378.8
Balance	20.1	20.1	8.1	13.6	16.6

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2019 (March 2020), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2019	2018	2017	2016	2015
	(EUR in billions)
General public services	195.4	189.1	187.7	181.6	180.3
Defense	37.5	35.5	33.2	30.6	29.2
Public order and safety	55.3	52.1	49.5	48.5	46.6
Economic affairs	114.0	113.1	104.5	100.8	96.3
Environmental protection	20.9	19.9	19.0	17.5	16.8
Housing and community amenities	15.3	14.1	12.7	11.7	11.6
Health	253.3	242.2	233.4	225.8	217.8
Recreation, culture and religion	36.0	35.2	33.1	31.6	31.0
Education	147.4	139.4	133.4	129.9	126.9
Social protection	683.7	650.0	634.9	610.5	578.0
Total expenditure	1,558.8	1,490.5	1,441.4	1,388.5	1,334.5

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2019 (March 2020), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of the general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2019, Germany’s general government surplus amounted to EUR 49.8 billion, or 1.4% of nominal GDP. The German general government gross debt-to-GDP ratio decreased from 61.9% in 2018 to 59.8% in 2019, which is below the EU’s 60% reference value.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2019 (February 2020), Table 1.10; EUR-lex, Consolidated Version of the Treaty on the Functioning of the European Union (https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:02016E/TXT-20200301&from=EN); Deutsche Bundesbank, German general government debt down in 2019 by €16 billion to €2.05 trillion – debt ratio down from 61.9 % to 59.8%, press release of March 31, 2020 (https://www.bundesbank.de/en/press/press-releases/german-government-debt-829646).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

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THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2019	2018	2017	2016	2015
	(% of GDP)
General government deficit (-) / surplus (+)	1.4	1.9	1.2	1.2	0.9
General government gross debt	59.8	61.9	65.3	69.2	72.1

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2019 (February 2020), Table 1.10; Deutsche Bundesbank, German general government debt down in 2019 by €16 billion to €2.05 trillion – debt ratio down from 61.9 % to 59.8%, press release of March 31, 2019 (https://www.bundesbank.de/en/press/press-releases/german-government-debt-829646).

Fiscal Outlook

On April 22, 2020, the Federal Government published the German Stability Program 2020 in accordance with the European Commission’s “Guidelines for a streamlined format of the 2020 Stability and Convergence Programs in light of the COVID-19 outbreak”. Due to the significantly increased uncertainty due to the rapidly evolving COVID-19 pandemic and the required countermeasures, the Federal Government has limited its projection horizon to the year 2020 instead of the usual five-year forecasting period (until 2024). With comprehensive measures for the support of healthcare and for the protection of employees, companies and the self-employed, the Federal Government is aiming to maintain the productive potential of the German economy beyond the COVID-19 pandemic.

The following table presents the Federal Government’s projection for key fiscal indicators in 2020 compared to the results for these key fiscal indicators in 2019, as set out in the German Stability Program 2020, which takes into account the countermeasures adopted by the Federal Government in response to the COVID-19 pandemic.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2020	2019
	(% of GDP)
Revenue	47 ¼	46.8
Total taxes	23 ½	24.2
Social contributions	18 ¼	17.4
Property income	¾	0.6
Other	4 ¾	4.5
Expenditure (2)	54 ½	45.4
Compensation of employees and intermediate consumption	14 ½	13.1
Social payments	27 ¾	24.6
Interest expenditure	¾	0.8
Subsidies	3 ½	0.9
Gross fixed capital formation	2 ¾	2.5
Capital transfers	1 ¼	1.2
Other	4	2.2
General government deficit (-) / surplus (+)	-7 ¼	1.4
Federal Government	-4 ¾	0.6
Länder governments	-1 ¼	0.4
Municipalities	- ¼	0.2
Social security funds	- ¾	0.3

General government gross debt	75 ¼	59.8

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	Adjusted by the net amount of payments in connection with swaps.

The European Commission expects the German general government deficit to be 7.0% of GDP and the German general gross government debt to be 75.6% of GDP in 2020, according to its Spring Forecast published in May 2020. Thus, the European Commission’s forecasts are materially in line with the Federal Government’s forecasts set forth in the German Stability Program 2020 with respect to both the German general government deficit and the German general government gross debt in 2020. For the year 2021, which is not included in the projection horizon of the German

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Stability Program 2020, the European Commission forecasts a decline compared to 2020 in both the German general government deficit and the German general government gross debt to 1.5% of GDP and 71.8% of GDP, respectively.

Sources: European Commission, European Economic Forecast, Spring 2020, Institutional Paper 125, May 2020, pages 82-83 (https://ec.europa.eu/info/sites/info/files/economy-finance/ip125_en.pdf; Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2020 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2020-04-17-stabilitaetsprogramm-2020.pdf?__blob=publicationFile&v=7), Table 5 and pages 14, 18.

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability. From January 1, 2021, onwards, the additional tax burden resulting from the solidarity surcharge will be reduced to the benefit of low and middle incomes.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Solidaritätszuschlaggesetz 1995, § 4 Zuschlagssatz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html); Bundesministerium der Finanzen, Gesetze und Gesetzesvorhaben, Gesetz zur Rückführung des Solidaritätszuschlags 1995, December 12, 2019 (https://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Gesetzesvorhaben/Abteilungen/Abteilung_IV/19_Legislaturperiode/Gesetze_Verordnungen/2019-12-12-Soli-Rueckfuehrung-G/0-Gesetz.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, § 12 Steuersätze (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, § 3 Steuertarif (http://www.gesetze-im-internet.de/stromstg/__3.html).

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Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2019	2018	2017	2016	2015
	(EUR in billions)
Current taxes	825.8	800.9	766.6	731.6	697.9
Taxes on production and imports	368.6	355.7	345.0	334.5	325.7
of which: VAT	244.1	235.1	226.6	218.8	211.6
Current taxes on income and wealth	457.3	445.2	421.5	397.1	372.2
of which: Wage tax	260.2	247.8	234.0	223.0	215.0
Assessed income tax	61.9	59.1	57.8	51.9	46.9
Non-assessed taxes on earnings	30.5	31.0	29.8	26.6	27.5
Corporate tax	34.2	36.1	31.6	29.3	21.6
Capital taxes	7.0	6.8	6.1	7.0	6.3
Tax revenue of general government	832.8	807.7	772.7	738.6	704.2
Taxes of domestic sectors to EU	5.0	5.0	5.1	5.2	5.5
Taxes	837.9	812.8	777.7	743.8	709.7

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2019 (March 2020), Table 3.4.3.16.

The Federal Republic and its various special funds held direct participations in 104 public and private enterprises as of December 31, 2018.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2018.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Total nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW Kreditanstalt für Wiederaufbau	3,750	80.0
Hypo Real Estate Holding GmbH (1)	909	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Beteiligungsbericht des Bundes 2019 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2020-05-12-beteiligungsbericht-des-bundes-2019.htm l;jsessionid=8A7132391A2E4C33E6C885F7EAEE14DD.delivery1-replication).

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Direct Debt of the Federal Government

As of December 31, 2019, the Federal Government’s direct debt totaled EUR 1,078.3 billion, compared to EUR 1,070.2 billion as of December 31, 2018.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 477.3 billion as of December 31, 2018. Of this amount, EUR 120.7 billion were outstanding in the form of export credit insurance, which is handled by Euler Hermes on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount were outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 93.6 billion of the aggregate amount were outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2020 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/finanzbericht-2020.pdf;jsessionid=B1971431D4AEA226A0CB9E3C4E684758.delivery1-replication?__blob=publicationFile&v=3), Overview 3, page 288.

For more detailed information regarding the Federal Government’s debt and guarantees, see “—Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2019 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

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TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

Summary

Principal amount outstanding as of December 31, 2019
(EUR in millions)
Federal Bonds (Bundesanleihen)	757,500
Bonds of the Federal Republic and the Länder (Bund-Länder-Anleihe)	405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	72,700
Five-year Federal Notes (Bundesobligationen)	187,000
Federal Treasury Notes (Bundesschatzanweisungen)	98,000
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	15,050
Borrowers’ note loans (Schuldscheindarlehen)	6,800
of which:
– From residents	6,762
– From non-residents	38
Old debt (1)	4,474
of which:
– Equalization claims	4,093
Repurchased debt	63,668
Total	1,078,261

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesanzeiger of February 10, 2020, Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2019 und zum 31. Dezember 2019.

DEBT TABLES

1. Federal Bonds (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2039	14,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
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Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.5% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.5% Bonds of the Federal Republic of 2012	2.50	2012	2044	27,500
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
2% Bonds of the Federal Republic of 2013	2	2013	2023	18,000
1.5% Bonds of the Federal Republic and the Länder of 2013	1.50	2013	2020	405
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	18,000
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	28,000
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	18,000
1% Bonds of the Federal Republic of 2014	1	2014	2024	18,000
0.5% Bonds of the Federal Republic of 2015	0.5	2015	2025	23,000
1% Bonds of the Federal Republic of 2015	1	2015	2025	23,000
0.5% Bonds of the Federal Republic of 2016	0.5	2016	2026	26,000
0% Bonds of the Federal Republic of 2016	0	2016	2026	25,000
0.25% Bonds of the Federal Republic of 2017	0.25	2017	2027	26,000
0.5% Bonds of the Federal Republic of 2017	0.5	2017	2027	25,000
1.25% Bonds of the Federal Republic of 2017	1.25	2017	2048	17,500
0.5% Bonds of the Federal Republic of 2018	0.5	2018	2028	21,000
0.25% Bonds of the Federal Republic of 2018	0.25	2018	2028	21,000
0.25% Bonds of the Federal Republic of 2019	0.25	2019	2029	22,000
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2029	22,000
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2050	5,000
Total Federal Bonds				757,905

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.
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2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	16,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,500
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	15,050
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2026	16,300
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	8,850
Total Inflation-linked Securities				72,700

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. Federal Notes (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
0.00% Bonds of 2015-Series 171	0.00	2015	2020	20,000
0.25% Bonds of 2015-Series 172	0.25	2015	2020	19,000
0.00% Bonds of 2016-Series 173	0.00	2016	2021	21,000
0.00% Bonds of 2016-Series 174	0.00	2016	2021	19,000
0.00% Bonds of 2017-Series 175	0.00	2017	2022	18,000
0.00% Bonds of 2017-Series 176	0.00	2017	2022	17,000
0.00% Bonds of 2018-Series 177	0.00	2018	2023	16,000
0.00% Bonds of 2018-Series 178	0.00	2018	2023	16,000
0.00% Bonds of 2019-Series 179	0.00	2019	2024	21,000
0.00% Bonds of 2019-Series 180	0.00	2019	2024	20,000
Total Federal Notes				187,000

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. Federal Treasury Notes (1)

Title	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
0.00% Notes of 2018	0.00	2018	2020	13,000
0.00% Notes of 2018 (II)	0.00	2018	2020	12,000
0.00% Notes of 2018 (III)	0.00	2018	2020	12,000
0.00% Notes of 2018 (IV)	0.00	2018	2020	12,000
0.00% Notes of 2019	0.00	2019	2021	13,000
0.00% Notes of 2019 (II)	0.00	2019	2021	14,000
0.00% Notes of 2019 (III)	0.00	2019	2021	13,000
0.00% Notes of 2019 (IV)	0.00	2019	2021	9,000
Total Federal Treasury Notes				98,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.
G-40

5. Treasury Discount Paper (2)

	Interest Rate(3)	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
Treasury Discount Paper	0.73 to 0.60	2019	2020	15,000

6. Borrowers’ note loans (4)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
Borrowers’ note loans (Schuldscheindarlehen)	2.91% to 5.05%	2003 to 2011	2020 to 2037	6,800

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.
(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(4)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

7. Other Liabilities

Title	Interest Rate	Year of incurrence	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,474
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesanzeiger of February 10, 2020, Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2019 und zum 31. Dezember 2019, February 10, 2020.

G-41

II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Aggregate principal amount outstanding as of December 31,
Purpose of Guarantees	2018	2017
	(EUR in millions)
Export finance loans (including rescheduled loans)(2)	120,703	121,012
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	42,655	44,275
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of agriculture, fishing and housing construction	99,067	97,510
Contributions to international financing institutions	60,067	60,067
Co-financing of bilateral projects of German financial co-operation	22,780	19,587
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	15,000	15,000
Total guarantees pursuant to the 2010 German Budget Act	361,282	358,461
Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400
Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	93,623	93,006
Total guarantees	477,305	473,867

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW.
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Aktiengesellschaft (“HERMES”), the official German export credit insurer.

Source: Bundesministerium der Finanzen, Finanzbericht 2020 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2020.html), Overview 3, page 288.

G-42

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions were in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR are reviewed every five years. With effect from October 1, 2016, the SDR basket consists of five currencies with the following weights: U.S. dollar (42%), euro (31%), Chinese yuan (11%), Japanese yen (8%) and Pound sterling (8%).

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC
TO INTERNATIONAL FINANCIAL ORGANIZATIONS
AS OF END OF DECEMBER 2019

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	37,930.8	37,930.8
International Bank for Reconstruction and Development (IBRD) (3)	10,097.4	783.1
International Development Association (IDA) (3)(4)	27,526.5	24,270.3
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	46,722.4	4,167
African Development Bank (AfDB) (3)	3,761.2	275.4
African Development Fund (AfDF) (3)	4,291.0	4,291.0
Asian Development Bank (AsDB) (3)	6,350.0	317.6
Asian Development Fund (AsDF) (3)	1,933.0	1,807.0
Inter-American Development Bank (IDB) (3)	3,368.7	242.3
Inter-American Investment Corporation (IIC) (3)	15,236	15,236
Fund for Special Operations (FSO) (3)	—	—
International Fund for Agricultural Development (IFAD) (3)	629.3	557.7
Caribbean Development Bank (CDB) (3)	106.6	23.6
Special Development Fund of the Caribbean Development Bank (SDF) (3)	109.9	106.7
European Bank for Reconstruction and Development (EBRD) (5)	3,066.0	639.5
Council of Europe Development Bank (CEB) (5)	1,098.3	121.9
Asian Infrastructure Investment Bank (AIIB) (3)	4,484.2	896,8

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.4241
(2)	Quota in SDR: 26,634.4 Mio SDR. Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: IFC and IDA: World Bank Corporate Secretariat, April 2020.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2017 of EUR 1 per USD 1.1993.

G-43

EXHIBIT (e)

Consent of Independent Auditor

To the Management Board

Landwirtschaftliche Rentenbank:

We consent to the incorporation by reference in the registration statement (No. 333-234161) filed under Schedule B of Landwirtschaftliche Rentenbank and the related prospectus of our report dated March 13, 2020, with respect to the annual financial statements of Landwirtschaftliche Rentenbank, included in Exhibit (d) to this Annual Report on Form 18-K for the year ended December 31, 2019.

/s/ Deloitte GmbH Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany

May 15, 2020

EXHIBIT (f)

Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2019, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-234161) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 15, 2020

Federal Republic of Germany

By:	/s/ Christof Harzer
Christof Harzer
Ministerialrat, Federal Ministry of Finance,
Berlin